AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 25, 1999.
                                                      REGISTRATION NO. 333-74971


================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                               AMENDMENT NO. 2 TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933



                         LOUISIANA CASINO CRUISES, INC.
             (Exact name of registrant as specified in its charter)

          LOUISIANA                           7999                   72-1196619
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
 incorporation or organization)    Classification Code Number)   Identification No.)

                              1717 NORTH RIVER ROAD
                          BATON ROUGE, LOUISIANA 70802
                                 (225) 709-7777
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                W. PETER TEMLING
                           3250 MARY STREET, 5TH FLOOR
                              MIAMI, FLORIDA 33133
                                 (305) 445-4200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:
                             RICHARD E. SCHATZ, ESQ.
                         STEARNS WEAVER MILLER WEISSLER
                           ALHADEFF & SITTERSON, P.A.
                       150 WEST FLAGLER STREET, SUITE 2200
                              MIAMI, FLORIDA 33130
                                 (305) 789-3517

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                                 PROPOSED              PROPOSED
                                                                 MAXIMUM               MAXIMUM               AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO     AMOUNT TO BE            OFFERING PRICE        AGGREGATE             REGISTRATION
BE REGISTERED                            REGISTERED              PER UNIT(1)           OFFERING PRICE(1)     FEE
-------------------------------------------------------------------------------------------------------------------------
11% Series B Senior Secured Notes        $55,000,000                100%               $55,000,000           $15,290(2)
Due 2005
=========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(1).
(2) Previously paid with the initial filing of this Registration Statement on March 24, 1999.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                    SUBJECT TO COMPLETION, DATED MAY 25, 1999


                                OFFER TO EXCHANGE
             $55,000,000 11% SERIES B SENIOR SECURED NOTES DUE 2005
                                 FOR ANY AND ALL
                OUTSTANDING 11% SENIOR SECURED NOTES DUE 2005 OF


                         LOUISIANA CASINO CRUISES, INC.


OUR SENIOR SECURED NOTES --

         /bullet/ were originally offered and sold on January 27, 1999

         /bullet/ mature on December 1, 2005


         /bullet/ bear interest at the annual rate of 11%, payable semi-annually beginning on June 1, 1999


         /bullet/ are secured by most of our current and future assets, and rank senior in right of payment to any of our subordinated indebtedness and rank equally with any of our senior indebtedness

         /bullet/ are subject to redemption or repurchase under certain circumstances

OUR SERIES B SENIOR SECURED NOTES --


         /bullet/ evidence the same indebtedness as our outstanding Senior
                  Secured Notes and are entitled to the benefits of the indenture under which those notes were issued

         /bullet/ are substantially identical to our outstanding Senior Secured
                  Notes, except for certain transfer restrictions and registration rights

OUR EXCHANGE OFFER --


         /bullet/ expires at 5:00 P.M., New York City time, on
                  _______________________, 1999, unless extended


         /bullet/ is our offer to exchange our Series B Senior Secured Notes for an equal amount of our outstanding Senior Secured Notes

         /bullet/ satisfies our obligations under a registration rights agreement that we entered into with the initial purchaser of our Senior Secured Notes

         /bullet/ terminates the rights of most holders of any outstanding
                  Senior Secured Notes to exercise registration rights under the registration rights agreement


         /bullet/ is not a taxable exchange for U.S. Federal income tax purposes


         /bullet/ is not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE NOTES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this prospectus is ____________, 1999

                                TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
Summary..................................................................1
Risk Factors.............................................................6
The Exchange Offer......................................................13
Use of Proceeds.........................................................24
Capitalization..........................................................24
Selected Financial Information..........................................25
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.........................27
Business................................................................33
Regulatory Matters......................................................40
Management..............................................................45
Principal Shareholders..................................................47
Certain Relationships and Related Transactions..........................49
Description of Notes....................................................51
Certain Federal Income Tax Considerations...............................83
Plan of Distribution....................................................83
Legal Matters...........................................................84
Independent Accountants.................................................84
Index to Financial Statements..........................................F-1

         We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

         Until_________, 1999, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY



         THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. THIS PROSPECTUS INCLUDES SPECIFIC TERMS OF THE NOTES WE ARE OFFERING, AS WELL AS INFORMATION REGARDING OUR BUSINESS AND DETAILED FINANCIAL DATA. WE ENCOURAGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY.



                                   THE COMPANY


         We own and operate the Casino Rouge, the leading riverboat gaming facility in Baton Rouge, Louisiana. The Casino Rouge is one of only two licensed riverboat gaming facilities in Baton Rouge. For the fiscal year ended November 30, 1998, we generated $70.8 million of revenues and achieved a 59.3% market share of the approximately $120 million of taxable casino gaming "win" in Baton Rouge in 1998. Casino gaming "win" is the difference between our gaming winnings and losses. For the three months ended February 28, 1999, we generated approximately $19.8 million of revenues.





         The Casino Rouge


         /bullet/ features a four-story, 47,000 square foot riverboat casino, /bullet/ replicates a 19th century Mississippi River paddlewheel steamboat,
         /bullet/ has 28,000 square feet of gaming space spread over three decks; and
         /bullet/ includes a two-story, 58,000 square foot dockside embarkation building.

         Our riverboat has a capacity of 2,000 persons and currently has



         /bullet/ 946 gaming machines and
         /bullet/ 43 table games.

         In fiscal 1998, we completed a $2.3 million renovation of our dockside embarkation facility.


         All of our facilities are open seven days a week, 24 hours a day with eight cruises scheduled daily.

         The Casino Rouge is located on a 23-acre site on the east bank of the Mississippi River in the East Baton Rouge Downtown Development District, less than one-quarter mile from the Louisiana state capital complex.


         Our executive offices are located at 1717 North River Road, Baton Rouge, Louisiana, 70802 and our telephone number is (225) 709-7777.


OPERATING STRATEGY

         Key elements of our operating strategy include the following:


         /bullet/ focusing on the local Baton Rouge market;




         /bullet/ further building our established customer base through targeted marketing;

         /bullet/ optimizing our mix of games;

         /bullet/ enhancing the appeal of our product offerings; and

         /bullet/ providing superior customer service.

OUR MANAGEMENT AND OWNERSHIP

      The Casino Rouge is managed by CRC Holdings, Inc., doing business as Carnival Resorts and Casinos, an experienced operator of gaming facilities and our majority shareholder. CRC owns approximately 59.0% of our outstanding common stock. In addition to the Casino Rouge, CRC operates Casino Rama, located north of Toronto, Canada, for the Chippewas of Rama First Nations and the Ontario Casino Corporation. CRC also develops other casinos and hotels including a casino development project near Spokane, Washington for the Kalispel Tribe of Indians.

      On February 17, 1999, CRC announced that it had signed a definitive agreement to merge with Jackpot Enterprises, Inc. The merger agreement was terminated on April 15, 1999.

                              OUR INITIAL OFFERING

        We sold $55.0 million in aggregate principal amount of our 11% Senior Secured Notes due 2005 on January 27, 1999. The initial purchaser of our Senior Secured Notes subsequently resold those notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and to certain institutional accredited investors (as defined under the Securities Act of 1933). We used a portion of the net proceeds from the offering to repay our Senior Secured Increasing Rate Notes due 2001. The remaining proceeds are available for general corporate purposes.

                               OUR EXCHANGE OFFER

/bullet/ SECURITIES OFFERED. We are offering up to $55.0 million aggregate principal amount of our 11% Series B Senior Secured Notes due 2005. The terms of the Series B Notes and the Senior Secured Notes are substantially identical except that

         /bullet/ certain transfer restrictions,
         /bullet/ registration rights and
         /bullet/ liquidated damages for defaults under the registration rights agreement that we entered into with the initial purchaser of the Senior Secured Notes will not apply to the Series B Notes. See "Description of Notes."

/bullet/ THE EXCHANGE OFFER. We will exchange $1,000 principal amount of Series
         B Notes for each $1,000 principal amount of Senior Secured Notes. See "The Exchange Offer" for a description of the procedures for tendering your Senior Secured Notes. This exchange offer satisfies our registration obligations under the registration rights agreement. After the exchange offer, if you

         /bullet/ were not prohibited from participating in the exchange offer
                  and
         /bullet/ did not tender your Senior Secured Notes

                  you will not have any registration rights under the registration rights agreement with respect to your nontendered Senior Secured Notes, and your Senior Secured Notes will continue to be subject to the restrictions on transfer contained in the legend on them.

/bullet/ TENDERS, EXPIRATION DATE; WITHDRAWAL; EXCHANGE DATE. The exchange offer will expire at 5:00 p.m., New York City time, on ______________, 1999, unless we extend it to a later date and time. We will not extend the exchange offer more than 30 business days from the date of this prospectus. You may withdraw your tender of Senior Secured Notes and retender your Senior Secured Notes at any time prior to the expiration date. We will return any Senior Secured Notes which we do not accept for exchange without expense to you as promptly as practicable after the expiration or termination of the exchange offer. If you properly tender and do not withdraw your Senior Secured Notes, we will deem them to be accepted for exchange on the first business day following the expiration date or as soon as practicable thereafter.

/bullet/ ACCRUED INTEREST ON THE NEW NOTES. Your Series B Notes will bear interest from the most recent date to which we have paid interest on your corresponding Senior Secured Notes or, if we have not yet paid interest on your Senior Secured Notes, from January 27, 1999.

/bullet/ FEDERAL INCOME TAX CONSIDERATIONS. The exchange offer will not result in any income, gain or loss to you or us for federal income tax purposes. See "Certain Federal Income Tax Considerations."

/bullet/ USE OF PROCEEDS. We will not receive any proceeds from the exchange of Series B Notes for the Senior Secured Notes in the exchange offer.

/bullet/ EXCHANGE AGENT. U.S. Bank Trust National Association, the trustee under the indenture relating to the Senior Secured Notes and Series B Notes, is serving as exchange agent for the exchange offer.

                    CONSEQUENCES OF EXCHANGING OR FAILURE TO
                        EXCHANGE SENIOR SECURED NOTES IN
                               THE EXCHANGE OFFER

/bullet/ GENERAL. Generally, unless you are an "affiliate" of us within the meaning of Rule 405 under the Securities Act of 1933, if you exchange your Senior Secured Notes for Series B Notes pursuant to the exchange offer:

         /bullet/ you may offer your Series B Notes for resale, /bullet/ resell your Series B Notes, and
         /bullet/ otherwise transfer your Series B Notes

         without complying with the registration and prospectus delivery provisions of the Securities Act, so long as:

                  /bullet/ you acquired your Series B Notes in the ordinary
                           course of your business;
                  /bullet/ you have no arrangement with any person to
                           participate in a distribution of your Series B Notes; and
                  /bullet/ neither you nor any other person is engaging in or intends to engage in a distribution of your Series B Notes.

                  A broker-dealer who acquired Senior Secured Notes directly from us can not exchange its Senior Secured Notes in the exchange offer. Each broker-dealer that receives Series B Notes for its own account in exchange for Senior Secured Notes must acknowledge that it will deliver a prospectus in connection with any resale of its Series B Notes. See "Plan of Distribution."

/bullet/ "BLUE SKY" REGISTRATION. To comply with the securities laws of some jurisdictions, it may be necessary for us to qualify for sale or register the Series B Notes prior to offering or selling such Series B Notes. We are required, under the registration rights agreement, to register the Series B Notes in any jurisdiction requested by the holders, subject to limitations.

                    SUMMARY DESCRIPTION OF THE SERIES B NOTES


/bullet/ ISSUER. Louisiana Casino Cruises, Inc.


/bullet/ SECURITIES OFFERED. $55,000,000 principal amount of our 11% Series B
         Senior Secured Notes due 2005


/bullet/ MATURITY DATE. December 1, 2005.

/bullet/ INTEREST RATE. We will pay an annual rate of interest equal to 11%.

/bullet/ INTEREST PAYMENT DATES. Semi-annually, beginning on June 1, 1999.


/bullet/ RANKING. The Series B Notes will rank senior in right of payment to any of our subordinated indebtedness; and will rank equally with any of our senior indebtedness, including a working capital credit facility of up to $5 million and certain other permitted purchase money indebtedness.

/bullet/ SECURITY INTEREST. We will provide, for the benefit of the holders of the Series B Notes, a mortgage representing a first lien on substantially all of our current and future tangible and intangible assets, other than certain excluded assets, subject to customary exceptions for transactions of this type.

/bullet/ OPTIONAL REDEMPTION. After December 1, 2002, we may redeem all or some of the Series B Notes at our option at the following premiums (together with accrued interest through the redemption date):

         FOR THE PERIOD BELOW                PERCENTAGE
         --------------------                ----------
         On or after December 1, 2002        105.50%
         On or after December 1, 2003        102.75%
         December 1, 2004 and thereafter     100.00%


                  Before December 1, 2001, we may redeem up to one-third of the principal amount of the Series B Notes at our option with the net proceeds of certain of our public equity offerings at 111% of the face amount, plus interest.

/bullet/ GUARANTEES. Subject to certain exceptions, if we create or acquire new subsidiaries, they will guarantee the Series B Notes.

/bullet/ CHANGE OF CONTROL OFFER. If we go through a change in control, we must give holders of the Series B Notes the opportunity to sell us their Series B Notes at 101% of their face amount, plus interest.

/bullet/ ASSET SALE PROCEEDS. We may have to use the cash proceeds from selling assets to repurchase some of the Series B Notes at their face amount, plus accrued interest.

/bullet/ CERTAIN INDENTURE PROVISIONS. The indenture limits our ability to:

         /bullet/ incur more debt;
         /bullet/ pay dividends, redeem stock, or make other distributions; /bullet/ issue stock of subsidiaries;
         /bullet/ make certain investments;
         /bullet/ create liens on our assets;
         /bullet/ enter into transactions with affiliates;
         /bullet/ merge or consolidate; and
         /bullet/ transfer or sell assets.


         These covenants are subject to a number of exceptions.


/bullet/ USE OF PROCEEDS. We used a portion of the money raised from the offering of the Senior Secured Notes to repay our Increasing Rate Notes. The remaining proceeds are available for general corporate purposes.

         For more complete information about the Series B Notes, see the "Description of Notes" section of this prospectus.

                      SUMMARY FINANCIAL AND OPERATING DATA
                  (Dollars in thousands, except operating data)


        The following summary financial information for each of the fiscal years in the three year period ended November 30, 1998 has been derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon is included elsewhere in this prospectus. The unaudited summary financial information for the three months ended February 28, 1999 and 1998 has been derived from our unaudited financial statements which, in the opinion of our management, contain all adjustments necessary for a fair presentation of our financial position and results of operations at those dates and for those periods. The information presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                                                            THREE MONTHS ENDED
                                                         FISCAL YEAR ENDED NOVEMBER 30,                        FEBRUARY 28,
                                                     --------------------------------------                 -------------------
                                                       1998           1997            1996                  1999           1998
                                                       ----           ----            ----                  ----           ----
STATEMENT OF OPERATIONS DATA:                                                                               (unaudited)
Net Revenues................................         $70,845        $69,744         $76,760               $19,794        $17,283
Operating expenses..........................          60,550         58,517          61,356                16,628         15,086
Operating income ...........................          10,295         11,227          15,404                 3,166          2,197
Net income (loss) ..........................           2,681          3,507           7,303                  (932)(a)        517
OTHER FINANCIAL DATA:
Capital expenditures .......................           5,321(b)       1,214           1,655                   175            566
Ratio of Earnings to Fixed Charges..........           1.83x          1.95x           2.25x                 1.63x          1.60x
OPERATING DATA:
Number of gaming machines(c) ...............             925            904             850                   925            904
Number of table games(c) ...................              43             43              47                    43             43
Win per passenger...........................          $49.46         $45.69          $45.09                $51.96         $48.74

                                                                          NOVEMBER 30, 1998                   FEBRUARY 28, 1999
                                                                          -----------------                   -----------------
                                                                    ACTUAL             AS ADJUSTED(d)            (unaudited)
                                                                    ------             --------------
BALANCE SHEET DATA:
Cash and cash equivalents .....................................    $13,525                 $13,549                 $19,009
Total assets ..................................................     62,023                  61,352                  65,666
Total debt (including current portion) ........................     50,000                  55,000                  55,000
Redeemable common stock warrants (including current portion)...      4,131                      --                   3,749(e)
Shareholders' equity (deficit) ................................          8                  (1,430)                   (543)

--------------------
(a) Includes extraordinary loss, net of income tax benefit, of the write off of debt issuance costs associated with the offering of our Increasing Rate Notes of $1,731.
(b) Includes $2,318 spent on renovations to the Casino Rouge and the Company's dockside facilities, including renovations to the International Marketplace Buffet, new meeting and planning facilities, remodeling of the guest walkway and pavilion area and $1,109 for the purchase of five acres of adjacent land.
(c)   As of the end of each period.
(d) The As Adjusted Balance Sheet Data has been adjusted to give effect to (i) the offering of the Senior Secured Notes and the use of the proceeds therefrom including the redemption of the Increasing Rate Notes, (ii) payment of accrued interest on the Increasing Rate Notes of $103,
      (iii) the extraordinary loss, net of income tax benefit, of the write off of debt issuance costs associated with the offering of our Increasing Rate Notes of $1,820, (iv) the purchase of 138,900 Redeemable Common Stock Warrants (the "Warrants") from available cash, at a net price of $3,749, and (v) the exercise of Warrants to purchase 14,100 shares of our Common Stock for a price of one cent per share, which Warrants had an accreted value of $381 immediately prior to exercise.
(e) We had 153,000 warrants outstanding. We issued the warrants in our initial debt offering in December 1993. On December 1, 1998 holders of 14,100 warrants exercised their rights to purchase 14,100 shares of our common stock at a price per share of $0.01. On December 1, 1998 the remaining warrantholders exercised their rights to obligate us to purchase 138,900 warrants for $3,749. As of February 28, 1999, this obligation was reflected as a current liability and was paid on March 8, 1999.

                                  RISK FACTORS


        YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

         WE MAKE "FORWARD-LOOKING STATEMENTS" THROUGHOUT THIS PROSPECTUS. WHENEVER YOU READ A STATEMENT THAT IS NOT SIMPLY A STATEMENT OF HISTORICAL FACT (SUCH AS WHEN WE DESCRIBE WHAT WE "BELIEVE," "EXPECT" OR "ANTICIPATE" WILL OCCUR, AND OTHER SIMILAR STATEMENTS), YOU MUST REMEMBER THAT OUR EXPECTATIONS MAY NOT BE CORRECT, EVEN THOUGH WE BELIEVE THEY ARE REASONABLE. WE DO NOT GUARANTEE THAT THE TRANSACTIONS AND EVENTS DESCRIBED IN THIS PROSPECTUS WILL HAPPEN AS DESCRIBED (OR THAT THEY WILL HAPPEN AT ALL). THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PROSPECTUS IS GENERALLY LOCATED IN THE MATERIAL SET FORTH UNDER THE HEADINGS "SUMMARY," "RISK FACTORS," "CAPITALIZATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" BUT MAY BE FOUND IN OTHER LOCATIONS AS WELL. THESE FORWARD-LOOKING STATEMENTS GENERALLY RELATE TO OUR PLANS AND OBJECTIVES FOR FUTURE OPERATIONS AND ARE BASED UPON OUR MANAGEMENT'S REASONABLE ESTIMATES OF FUTURE RESULTS OR TRENDS. THE FACTORS THAT MAY AFFECT OUR EXPECTATIONS OF OUR OPERATIONS, MARKETS AND SERVICES INCLUDE, AMONG OTHERS, THE FOLLOWING:

         /bullet/ LOCAL AND REGIONAL ECONOMIC AND BUSINESS CONDITIONS;
         /bullet/ CHANGES OR DEVELOPMENT IN LAWS, REGULATIONS OR TAXES; /bullet/ ACTIONS TAKEN OR OMITTED TO BE TAKEN BY THIRD PARTIES,
                  INCLUDING OUR CUSTOMERS, SUPPLIERS, COMPETITORS AND STOCKHOLDERS AS WELL AS LEGISLATIVE, REGULATORY, JUDICIAL AND OTHER GOVERNMENTAL AUTHORITIES;
         /bullet/ COMPETITION;
         /bullet/ THE LOSS OF ANY LICENSES OR PERMITS OR OUR FAILURE TO OBTAIN
                  AN UNCONDITIONAL RENEWAL OF OUR GAMING LICENSE ON A TIMELY BASIS;
         /bullet/ THE LOSS OF OUR RIVERBOAT CASINO AND PAVILION FACILITIES DUE
                  TO CASUALTY, WEATHER, MECHANICAL FAILURE OR EXTENDED OR EXTRAORDINARY MAINTENANCE OR INSPECTION;
         /bullet/ CHANGES IN BUSINESS STRATEGY, CAPITAL IMPROVEMENTS OR
                  DEVELOPMENT PLANS;
         /bullet/ AVAILABILITY OF ADDITIONAL CAPITAL TO SUPPORT CAPITAL
                  IMPROVEMENTS AND DEVELOPMENT; AND
         /bullet/ OTHER FACTORS DISCUSSED UNDER "RISK FACTORS" OR ELSEWHERE IN
                  THIS PROSPECTUS.

         YOU SHOULD READ THIS PROSPECTUS COMPLETELY AND WITH THE UNDERSTANDING THAT ACTUAL FUTURE RESULTS MAY BE MATERIALLY DIFFERENT FROM WHAT WE EXPECT. WE WILL NOT UPDATE THESE FORWARD-LOOKING STATEMENTS, EVEN THOUGH OUR SITUATION WILL CHANGE IN THE FUTURE.

WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS. OUR HIGH LEVELS OF DEBT MAY IMPACT OUR OPERATIONS.


         At November 30, 1998


         /bullet/ we had approximately $50.0 million in total indebtedness; /bullet/ our ratio of indebtedness to our total capitalization was
                  0.92x; and
         /bullet/ our ratio of earnings to fixed charges was 1.83x.

         At February 28, 1999

         /bullet/ we had approximately $55.0 million in total indebtedness; /bullet/ our ratio of indebtedness to our total capitalization was
                  0.95x; and
         /bullet/ our ratio of earnings to fixed charges was 1.63x.

         In addition, subject to the restrictions set forth in the indenture, we may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, such as:

         /bullet/ a portion of our cash flow from our operations must be dedicated to the payment of interest on our indebtedness; /bullet/ our leveraged position will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and
         /bullet/ our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited.

         Our ability to make payments of principal and interest on our indebtedness depends upon our future performance. Our future performance will be subject to

         /bullet/ general economic conditions,
         /bullet/ industry cycles, and
         /bullet/ financial, business and other factors affecting our operations many of which are beyond our control.


         Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to:


         /bullet/ seek additional debt or equity financing;
         /bullet/ refinance or restructure all or a portion of our indebtedness, including the Series B Notes;
         /bullet/ sell selected assets; or
         /bullet/ to reduce or delay planned capital expenditures.

         These measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources."

         THE GAMING INDUSTRY IS HIGHLY COMPETITIVE AND FUTURE COMPETITION MAY ADVERSELY IMPACT OUR BUSINESS.

         Competition in the gaming industry is intense in Louisiana. As new gaming opportunities may arise

         /bullet/ in existing gaming jurisdictions,
         /bullet/ in new gaming jurisdictions, and /bullet/ on Native American-owned lands.

         These new or expanded operations can be expected to increase competition for our operations and could also limit new opportunities for us. Casino gaming does not have a long operating history in Louisiana and other nearby jurisdictions and we cannot predict the effects of competition there with any degree of certainty. Many of our competitors outside of the greater Baton Rouge area have more gaming industry experience, are larger and have greater financial resources than us. A land-based casino is also being developed in New Orleans. In addition, Native American casinos have advantages because they do not pay Louisiana gaming taxes or admission fees. As a result, increased competition both inside and outside of our market could have a material adverse effect on us.

         The Louisiana legislature has introduced proposals from time to time to increase the number of gaming facilities permitted in Louisiana. These proposals, if passed, could have a material adverse effect on our operations. Alternative forms of gaming are also available to potential customers. Louisiana state law allows the operations of

         /bullet/ a state lottery,
         /bullet/ betting on horse racing and
         /bullet/ charitable bingo.

         In July 1991, the State of Louisiana also authorized operation of video poker terminals at various types of facilities in the state, including taverns, restaurants, hotels/motels, truckstops and racing facilities. As of June 30, 1998, approximately 15,000 video poker terminals at approximately 3,600 non-casino locations were in operation throughout the state.

         An emerging trend in Mississippi gaming, particularly on the Gulf Coast, is the development of large-scale destination resort projects. A substantial increase in the number of casinos operating in the Mississippi Gulf Coast could increase the competition for Louisiana gaming customers, including those in our market area, which would adversely affect us. Lower tax rates in Mississippi also provide casinos there with a substantial advantage in providing incentives to patrons. As of December 31, 1998, the Mississippi Gaming Commission had granted 45 gaming licenses. The Mississippi Gaming Commission allows dockside gaming and does not limit the number of casinos or the square footage of gaming space in such facilities. See "Business--Competition."


WE MAY NEVER OBTAIN INCREASED REVENUES FROM VIDEO POKER.

         A recent referendum would have prohibited video poker effective July 1999 outside of casinos in four Baton Rouge area parishes. One of our operating strategies is to seek to capitalize on any increased demand for video poker that would have resulted from that referendum. In response to the adoption of the referendum we purchased several video poker machines and reconfigured some gaming areas of the Casino Rouge to address the potential increase in demand for video poker in casinos. On May 21, 1999 a Louisiana State District Judge invalidated the video poker referendum and set aside the results of the election which had resulted in its adoption. This decision is presently under appeal, but there is no assurance that the referendum will ever become effective or that we will ever experience an increase in our revenues attributable to video poker.


WE DEPEND UPON A SINGLE GAMING SITE. THE LOSS OF OUR RIVERBOAT CASINO WOULD ADVERSELY AFFECT US.


         Our profitability is entirely dependent upon the Casino Rouge. We will have little or no operating revenues for any period that the Casino Rouge is not in service. The riverboat could be out of service due to


         /bullet/ casualty,
         /bullet/ mechanical failure or
         /bullet/ extended or extraordinary maintenance or inspection.

         In addition, the riverboat is subject to United States Coast Guard regulations that require hull inspections every five years. Those inspections could result in a temporary loss of service of our riverboat. Our next hull inspection is expected to take place by December 1999. Although we are currently exploring alternatives to the traditional out of water dry dock hull inspection, an alternative may not be available. A traditional dry dock hull inspection would result in the temporary loss of service of the riverboat for up to two weeks. In addition, the Casino Rouge is subject to the risk of severe weather, including

         /bullet/ high winds,
         /bullet/ water action and
         /bullet/ hurricanes.

         We maintain insurance policies that contain casualty loss and certain limited business interruption insurance coverage for casualties resulting from severe weather conditions. However, a hurricane or other severe weather conditions could cause significant physical damage to our riverboat and the city of Baton Rouge generally and, for a period of time, reduce the number of people visiting the Casino Rouge which could have a material adverse effect on us.

THE GAMING INDUSTRY IS HIGHLY REGULATED. CHANGES IN THESE REGULATIONS COULD ADVERSELY AFFECT US.

GENERAL

         We are subject to regulation by the State of Louisiana and, to a lesser extent, by federal law. We are subject to regulations that apply specifically to the gaming industry and casinos and regulations that apply to the owners and operators of riverboats.

OUR LOUISIANA GAMING LICENSE IS UP FOR RENEWAL. WE WILL BE MATERIALLY AND ADVERSELY AFFECTED IF WE LOSE OUR LICENSE.

         Riverboat licenses in Louisiana are issued for an initial five-year term with annual renewals thereafter. Our original five-year gaming license for the Casino Rouge is up for renewal in July 1999. Our company and our officers, directors, managers, principal shareholders and their officers and directors and key gaming employees will be subject to strict scrutiny and full suitability and approval by the Louisiana Gaming Control Board in connection with our renewal application. The factors that the Louisiana Gaming Control Board has stated it will consider, among others, in order to renew our license, include:

         /bullet/ our compliance with all the requirements of the Louisiana
                  Riverboat Economic Development and Gaming Control Act; /bullet/ the approval of various systems and procedures, /bullet/ the demonstration of good character
         /bullet/ a satisfactory examination of criminal and civil records; and /bullet/ our methods of business practice.

         The Louisiana Gaming Control Board may also seek to impose, as a condition of the renewal of our license, certain Louisiana, minority and female employment and procurement goals. As a result of the Justice Department's recent indictments of former Louisiana Governor Edwin Edwards and certain other persons on charges relating to, among other things, gaming licenses in Louisiana, the Louisiana regulators are applying greater scrutiny to the suitability and business practices of the licensees. We believe we will be successful in receiving a renewal of our license, but we can not assure you as to whether or when our license will be extended, or the extent of any restrictions that may be imposed on us as a condition to the issuance of a renewed license. We will be materially and adversely affected if we fail to obtain a renewal of our license.

         If we fail to comply with detailed regulatory requirements the Louisiana Gaming Control Board could suspend or revoke our license which would have a materially adverse effect upon us. See "Regulatory Matters."

CHANGES IN REGULATION COULD ADVERSELY AFFECT US AND THE GAMING INDUSTRY
GENERALLY.

         It is possible that applicable requirements to operate a Louisiana gaming facility will become more stringent and burdensome, and that taxes, fees and expenses may increase as Louisiana gains further experience in regulating gaming. It is also possible that the number of authorized gaming licenses may increase, which would intensify our competition.

         Legislative or administrative changes in applicable legal requirements, including legislation to prohibit casino gaming, have been proposed from time to time. Proposals to amend or supplement the

Louisiana gaming law are frequently introduced in the Louisiana state legislature. In addition, the state legislature from time to time considers proposals to repeal the Louisiana gaming law, which would effectively prohibit riverboat gaming in the State of Louisiana. Although we do not believe that a prohibition of riverboat gaming in Louisiana is likely, we can give you no assurance that changes in the Louisiana gaming law will not occur or that such changes will not have a material adverse effect on our business. On November 5, 1996 in the six parishes in which riverboats are currently located, including East Baton Rouge Parish where we are located, voters approved the continuation of riverboat gaming. In East Baton Rouge Parish and the six parishes as a whole, the vote in favor of riverboat gaming was 59% and 66%, respectively.

         In August 1996, President Clinton signed a bill creating the National Gambling Impact Study Commission, composed of individuals associated with the gaming industry as well as individuals who are openly opposed to legalized gaming, to examine the economic and social impact of gaming. This commission began a series of hearings on June 20, 1997 and is scheduled to release a report on its findings, together with recommended legislation and administrative action, on or before June 20, 1999. The commission has announced that it is considering recommending that the expansion of gambling be curtailed. Any additional regulation of the gaming industry resulting from the commission's recommendations could have a material adverse impact on the gaming industry, including us.

LOUISIANA LAW REGULATES THE CRUISING OF OUR RIVERBOAT.

         At the present time, Louisiana law authorizes gaming between cruising excursions if the vessel is docked for less than forty-five minutes between its excursions and at such other times as the master of the vessel certifies in writing that existing weather or water conditions present a danger to the riverboat, passengers or crew. Legislation may be proposed that could involve:

         /bullet/ the expansion of cruising requirements;
         /bullet/ the creation of "phantom" cruises as described below; /bullet/ the establishment of a minimum number of annual cruises a vessel must take; or
         /bullet/ the authorization of unrestricted dockside gaming.

         "Phantom" cruises would involve the dockside operation of our casino operations at times when weather, river, or other conditions exist which would not permit us to cruise. However, during a "phantom" cruise we would be required to restrict the ability of our passengers to embark and disembark. An expansion of cruising requirements or the creation of "phantom" cruises could have a negative impact on future gaming revenue and state tax revenue. See "Regulatory Matters."

LOUISIANA LAW MAY REQUIRE YOU TO BE FOUND SUITABLE TO TAKE POSSESSION OF OUR RIVERBOAT AS A RESULT OF FORECLOSURE UNDER THE SERIES B NOTES.

         Louisiana gaming authorities have discretionary authority to require you to file an application, to be investigated or to be found suitable as an owner or operator of a gaming establishment for any reason, including in the event of a foreclosure on and the taking of possession of the collateral which secures the Series B Notes. If the relevant gaming authorities determine that you or beneficial owner of Series B Notes must be found suitable and if you or the beneficial owner is not found suitable, we may, at our option, redeem your Senior Secured Notes or Series B Notes at the principal amount thereof together with accrued interest to the redemption date. If you are required to apply for a finding of suitability you must pay all investigative fees and costs of the gaming authorities in connection with such an investigation. See "Regulatory Matters."

THE STATE OF LOUISIANA IS CONDUCTING A SCHEDULED TAX AUDIT OF OUR OPERATIONS.

         We are currently undergoing a scheduled state audit review of our accounting procedures and reporting of revenue from our Caribbean Stud poker table games. The review has resulted in us being required to remit additional gaming taxes of $248,000 plus interest of $65,000 for the audit period of December 1994 through December 1998.

AS A GAMING COMPANY, WE ARE SUBJECT TO HIGH RATES OF TAXATION.

         We believe that one of the primary reasons that Louisiana has legalized gaming is the prospect of significant additional revenues. As a result, gaming companies like us are subject to significant taxes and fees in addition to normal federal and state corporate income taxes. Louisiana may increase these taxes and fees at any time. Any material increase in these taxes or fees would adversely affect us. See "Regulatory Matters."

OUR MANAGEMENT COMPANY MAY POSSIBLY HAVE CONFLICTS OF INTEREST IN ITS DEALINGS WITH US AND OTHERS.

         CRC, our majority shareholder, is primarily responsible for marketing, managing and operating the Casino Rouge. CRC is not restricted from managing other gaming operations, including new gaming ventures or facilities that compete with us. Those activities could require significant amounts of time of CRC's officers and directors and could detract from CRC's ability to manage and operate the Casino Rouge.

LOCAL ECONOMIC CONDITIONS CAN HAVE A MATERIAL IMPACT ON OUR BUSINESS.

         Our results of operations may be adversely affected by local economic factors. If the local Baton Rouge economy suffers a downturn, the Casino Rouge may be adversely affected as the disposable income of consumers in the area declines. This would result in a decrease in the number of patrons at the Casino Rouge or a decrease in the amount that patrons are willing to wager.

WE HAVE DIFFICULTY IN ATTRACTING AND RETAINING QUALIFIED EMPLOYEES.

         The operation of our business requires qualified executives, managers and skilled employees with gaming industry experience. We believe that a shortage of skilled labor exists in the gaming industry. This shortage will make it increasingly difficult and expensive for us to attract and retain qualified employees. Increasing competition in our market is expected to lead to higher costs in order to retain and attract qualified employees.

WE MAY NOT BE ABLE TO FINANCE A CHANGE OF CONTROL OFFER.

         If we go through a "Change of Control" as defined in the indenture, we will have to offer to repurchase all outstanding Series B Notes. It is possible that we will not have, or have access to, sufficient funds at the time of any such change of control to repurchase the Series B Notes. See "Description of Notes--Repurchase Upon Change of Control."

LOUISIANA GAMING LAWS MAY REDUCE THE VALUE OF THE COLLATERAL SECURING OUR SERIES B NOTES TO A THIRD PARTY AND MAY LIMIT THE ABILITY OF THE TRUSTEE TO REALIZE THE VALUE OF THE COLLATERAL ON FORECLOSURE.

         Our riverboat has value to us because our Louisiana gaming license allows us to use it for gaming. We believe that our riverboat is significantly less valuable to an entity without a gaming license.

The trustee's ability to foreclose upon the collateral or take over gaming operations will be limited by the relevant gaming laws, which require that persons who own or operate a riverboat casino be properly licensed to conduct gaming operations. If the trustee is unable or chooses not to qualify, be found suitable, or be licensed to own or operate our riverboat after a foreclosure, it would either have to sell the riverboat or retain an entity licensed to operate those assets. These licensing requirements may limit the number of potential bidders in any foreclosure sale or resale of our riverboat by the trustee and may delay any sale, either of which events could have an adverse effect on the sale price of such collateral. Therefore, if we default under the Series B Notes, it is unlikely that the liquidation of the collateral would produce proceeds in an amount sufficient to pay our obligations under the Series B Notes.


         In addition, the ability of the holders to foreclose on the collateral will also be subject to certain limitations arising under applicable bankruptcy and insolvency laws. See "Description of Notes-- Security-- Certain Bankruptcy Limitations."

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER


         On January 27, 1999, we issued $55.0 million aggregate principal amount of our Senior Secured Notes to Jefferies & Company, Inc. under Rule 144A and
Section 4(2) of the Securities Act of 1933. In connection with our sale of the Senior Secured Notes, we entered into a Registration Rights Agreement, which requires us to file a registration statement under the Securities Act of 1933 with the SEC with respect to an issue of notes. Those new notes must be identical in all material respects to the Senior Secured Notes. Upon the effectiveness of the registration statement, we are required to offer to the holders of the Senior Secured Notes the opportunity to exchange their Senior Secured Notes for a like principal amount of new notes. The Series B Notes will be those new notes. We will issue the Series B Notes without a restrictive legend and you may reoffer and resell them without restrictions or limitations under the Securities Act of 1933. In the event that applicable interpretations of the SEC do not permit us to effect the exchange offer and under certain other circumstances, we will file with the SEC a shelf registration to cover resales of Senior Secured Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. We are making the exchange offer to satisfy our obligations under the registration rights agreement.

         Based on no-action letters issued by the SEC. We believe that you may offer, resell and otherwise transfer the Series B Notes we issue you in exchange for your Senior Secured Notes without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that

         /bullet/ you are not an "affiliate" of us as defined in Rule 405 under the Securities Act of 1933;
         /bullet/ you acquire your Series B Notes in the ordinary course of your business,
         /bullet/ you have no arrangement or understanding with any person to participate in the distribution of your Series B Notes and /bullet/ neither you nor any other person is engaging in or intends to engage in a distribution of your Series B Notes.

         A broker-dealer who acquired Senior Secured Notes directly from us can not exchange them in the exchange offer. If you tender your Senior Secured Notes in the exchange offer for the purpose of participating in a distribution of the your Series B Notes you cannot rely on the SEC interpretations and you must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction. Each broker-dealer that receives Series B Notes for its own account in exchange for Senior Secured Notes, that were acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series B Notes. See "Plan of Distribution."


TERMS OF THE EXCHANGE OFFER


         Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal we will accept any and all Senior Secured Notes that you validly tender and do not withdraw prior to 5:00 p.m., New York City time, on ___________, 1999 or such later date and time to which we may extend it. We will issue a principal amount of Series B Notes in exchange for an equal principal amount of outstanding Senior Secured Notes tendered and accepted in the exchange offer. You may tender some or all of your Senior Secured Notes pursuant to the exchange offer. We will accept for exchange your Senior Secured Notes for your Series B Notes on the first business day following the expiration date of the exchange offer or as soon as practicable thereafter.

         The terms of the Series B Notes and the Senior Secured Notes are substantially identical in all material respects, except for certain transfer restrictions, registration rights and liquidated damages for defaults under the registration rights agreement relating to the Senior Secured Notes which will not apply to the Series B Notes. See "Description of Notes." The Series B Notes will evidence the same debt as the Senior Secured Notes. We will issue the Series B Notes under the indenture governing the Senior Secured Notes, and the Series B Notes will be entitled to the benefits of that indenture.

         As of the date of this prospectus, we have $55.0 million aggregate principal amount of Senior Secured Notes outstanding. We are sending this prospectus, together with the letter of transmittal, to all registered holders of Senior Secured Notes. You do not have any appraisal or dissenters' rights under state law or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC. If you do not tender your Senior Secured Notes they will remain outstanding and continue to accrue interest and to be subject to transfer restrictions. If you were permitted to participate in the exchange offer and chose not to they will also will not be entitled to any rights or benefits under the registration rights agreement.

         Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept all Senior Secured Notes properly tendered and not withdrawn and will issue Series B Notes in exchange for them. For purposes of the exchange offer, we will be deemed to have accepted properly tendered Senior Secured Notes for exchange when, as and if we have given oral or written notice thereof to U.S. Bank Trust National Association, the trustee under the indenture and the exchange agent for the exchange offer. The exchange agent will act as agent for you for the purposes of receiving the Series B Notes from us.

         In all cases, we will issue Series B Notes for Senior Secured Notes in exchange for the exchange agent's timely receipt of

         /bullet/ the Senior Secured Notes,
         /bullet/ a properly completed and duly executed letter of transmittal
                  and
         /bullet/ all other required documents.

         We reserve the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If we do not accept any of your Senior Secured Notes for any reason set forth in the terms and conditions of the exchange offer or if you submit Senior Secured Notes for a greater principal amount than you desire to exchange, we will return to you unaccepted or nonexchanged Senior Secured Notes or substitute Senior Secured Note evidencing the unaccepted portion, as appropriate, without expense as promptly as practicable after the expiration or termination of the exchange offer.

         If you tender your Senior Secured Notes in the exchange offer you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to your exchange of your Senior Secured Notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See "Fees and Expenses."

EXTENSION OF EXPIRATION DATE; AMENDMENTS


         In order to extend the expiration date, we will notify the exchange agent by oral or written notice and will mail to you an announcement of the extension, prior to 9:00 a.m., New York City time, on the next business day after the former expiration date.

         We reserve the right, in our sole discretion,

         /bullet/ to delay accepting any Senior Secured Notes,

         /bullet/ to extend the exchange offer or

         /bullet/ to terminate the exchange offer

if any of the conditions shall not have been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent or

         /bullet/ to amend the terms of the exchange offer.

         We will notify you of any delay in acceptance, extension, termination or amendment as promptly as practicable by oral or written notice. If we amend the exchange offer in a manner that we believe is material, we will promptly disclose the amendment in a manner that we reasonably believe will inform you of it.

         Without limiting the manner in which we may choose to make a public announcement of our delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE SERIES B NOTES

         The Series B Notes will bear interest at the rate of 11% per year, payable semi-annually, in cash, on June 1 and December 1 of each year, from the most recent date to which we have paid interest on the Senior Secured Notes or, if we have not yet paid any interest on the Senior Secured Notes, from January 27, 1999.


CONDITIONS


         Notwithstanding any other term of the exchange offer, we will not be required to exchange any Series B Notes for any Senior Secured Notes, and we may terminate or amend the exchange offer before accepting of any Senior Secured Notes for exchange, if:

         /bullet/ any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which
                  /bullet/ seeks to restrain or prohibit the exchange offer or, /bullet/ in our judgment, would materially impair our ability to proceed with the exchange offer; or
         /bullet/ any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule, order or regulation is interpreted, by any government or governmental authority which, in our judgment, would materially impair our ability of to proceed with the exchange offer; or

         /bullet/ the exchange offer or our completion of it would otherwise violate or be prohibited by applicable law.

         If we determine in our sole discretion that any of these conditions are not satisfied, we may

         /bullet/ refuse to accept any Senior Secured Notes and return all of your tendered Senior Secured Notes to you, /bullet/ extend the exchange offer and retain all of your Senior
                  Secured Notes that you tendered prior to the expiration of the exchange offer, subject, however, to your rights to withdraw your tendered Senior Secured Notes, or
         /bullet/ waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered Senior Secured Notes which you have not withdrawn.

         If any waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver to you by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to you, if the exchange offer would otherwise expire during such five to ten business day period.

         The foregoing conditions are for our sole benefit. We may assert them regardless of the circumstances giving rise to any such condition, or we may waive them in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of our rights, and each of our rights shall be deemed an ongoing right which we may assert at any time and from time to time. Any determination by us concerning the events described above shall be final and binding on all parties.

         In the event that applicable interpretations of the SEC do not permit us to effect the exchange offer and under certain other circumstances, we will, at our cost, file with the SEC a shelf registration statement to cover your resales of Senior Secured Notes if you provide us with information in connection with the shelf registration statement.


PROCEDURES FOR TENDERING


         Your tender of Senior Secured Notes as set forth below (including the tender of Senior Secured Notes by book-entry delivery pursuant to the procedures of the Depository Trust Company) and our acceptance of your Senior Secured Notes will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

         Only you may tender your Senior Secured Notes in the exchange offer. To tender your Senior Secured Notes in the exchange offer, you must

         /bullet/ complete, sign and date the letter of transmittal, or a facsimile of it,
         /bullet/ have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal, and /bullet/ mail or otherwise deliver your letter of transmittal, together with your Senior Secured Notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

         As an alternative, you may comply with the guaranteed delivery procedures described below. You must deliver all documents to the exchange agent at its address set forth in this prospectus unless you tender your Senior Secured Notes by the book-entry transfer described below.

         YOU MAY SELECT THE METHOD OF DELIVERY FOR YOUR SENIOR SECURED NOTES, YOUR LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT. THE DELIVERY IS AT YOUR RISK. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. YOU SHOULD NOT SEND YOUR LETTER OF TRANSMITTAL OR SENIOR SECURED NOTES TO US. YOU MAY REQUEST YOUR BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THESE TRANSACTIONS FOR YOU.

         If your Senior Secured Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Senior Secured Notes you should contact the registered holder promptly and instruct them to tender your Senior Secured Notes on your behalf. If you wish to tender your Senior Secured Notes on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Senior Secured Notes, either make appropriate arrangements to register ownership of Senior Secured Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

         Your signature on your letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any

         /bullet/ member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,
         /bullet/ commercial bank or trust company having an office or correspondent in the United States or
         /bullet/ an "eligible guarantor institution" within the meaning of Rule
                  17Ad-15 under the Securities Exchange Act of 1934.

unless your Senior Secured Notes tendered with your letter of transmittal are tendered

         /bullet/ by you and you have not completed the box entitled "Special
                  Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or
         /bullet/ for the account of an eligible institution.

         In the event that signatures on your letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed, guarantee must be by one of the institutions described above.

         If your letter of transmittal is signed by a person other than you your Senior Secured Notes must be endorsed or accompanied by a properly completed bond power, signed by you as your name appears on you Senior Secured Notes, with the signature thereon guaranteed by one of the institutions described above. If your letter of transmittal or any of your Senior Secured Notes or bond powers are signed by

         /bullet/ trustees,
         /bullet/ executors,
         /bullet/ administrators,
         /bullet/ guardians,
         /bullet/ attorneys-in-fact,
         /bullet/ officers of corporations or
         /bullet/ others acting in a fiduciary or representative capacity.

         Those persons should so indicate when signing. At our option, they must also provide us with evidence satisfactory to us of their authority to act with the letter of transmittal.

         Any financial institution that is a participant in the book-entry transfer facility for the Senior Secured Notes, maintained by the Depository Trust Company, may make book-entry delivery of Senior Secured Notes by causing DTC to transfer those Senior Secured Notes into the exchange agent's account with respect to the Senior Secured Notes in accordance with DTC's procedures for such transfer, including if applicable the procedures under the Automated Tender Offer Program. Although you may deliver your Senior Secured Notes through book-entry transfer into the exchange agent's account at DTC, you must deliver or transmit to the exchange agent an appropriate letter of transmittal with any required signature guarantee and all other required documents at its address set forth below and the exchange agent must confirm its receipt on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

         We will determine all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered Senior Secured Notes and withdrawal of tendered Senior Secured Notes in our sole discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all Senior Secured Notes not properly tendered or any Senior Secured Notes if our acceptance of them would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Senior Secured Notes. Our interpretation of the terms and conditions of the exchange offer the letter of transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Senior Secured Notes must be cured within the time period which we determine. Although we intend to notify you of defects or irregularities with respect to your tenders of Senior Secured Notes, neither we, the exchange agent nor any other person shall incur any liability for failing to give you that notification. We will not deem your tender of your Senior Secured Notes to be completed until you have cured any defects or irregularities or we have waived them. The exchange agent will return any Senior Secured Notes that have been tendered and as to which the defect has not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

         In addition, we reserve the right in our sole discretion to purchase or make offers for any Senior Secured Notes that remain outstanding subsequent to the expiration date or, as set forth below under "Conditions," to terminate the exchange offer and, to the extent permitted by applicable law, purchase Senior Secured Notes in the open market, in privately negotiated transactions or otherwise. The terms of those purchases or offers could differ from the terms of the exchange offer.

         By tendering, you will also represent to us

         /bullet/ that you are obtaining the Series B Notes in the exchange offer in the ordinary course of your business, whether or not you are is the holder,
         /bullet/ that neither you nor any other person has an arrangement or understanding with any person to participate in the distribution of your Series B Notes and
         /bullet/ that neither you nor any other person is an "affiliate" of us, as defined in Rule 405 under the Securities Act or that if you are an "affiliate," you will comply with the registration and prospective delivery requirements of the Securities Act to the extent applicable.

GUARANTEED DELIVERY PROCEDURES


         If you wish to tender your Senior Secured Notes and

         /bullet/ your Senior Secured Notes are not immediately available, /bullet/ you cannot deliver your Senior Secured Notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, or
         /bullet/ you cannot complete the procedures for book-entry transfer of your Senior Secured Notes to the exchange agent's account with DTC prior to the expiration date,

you may effect a tender if:

         /bullet/ you make your tender through an institution of the type we described on page 16 under "Procedures for Tendering"; /bullet/ on or prior to the expiration date, that institution delivers to the exchange agent a properly completed and duly executed Notice of Guaranteed Delivery setting forth your name and address, the certificate number(s) of your Senior Secured Notes and the principal amount of your Senior Secured Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business trading days after the expiration date,
                  /bullet/ the institution will deposit with the exchange agent your letter of transmittal together with the certificate(s) representing your Senior Secured Notes and any other documents required by the letter of transmittal, or
                  /bullet/ the eligible institution will effect a book-entry transfer of your Senior Secured Notes into the exchange agent's account at DTC and that confirmation of the deposit will be delivered to the exchange agent; and

         /bullet/ The exchange agent actually receives the properly completed and executed letter of transmittal, as well as the certificate(s) representing all of your tendered Senior Secured Notes in proper form for transfer and all other documents required by the letter of transmittal, or confirmation of book-entry transfer of your Senior Secured Notes into the exchange agent's account at DTC, within five business trading days after the expiration date. Upon your request to the exchange agent, we will send you a Notice of Guaranteed Delivery if you wish to tender your Senior Secured Notes according to the guaranteed delivery procedures set forth above.


TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL


         The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer:

         You

         /bullet/ exchange, assign and transfer your Senior Secured Notes to us; /bullet/ irrevocably constitute and appoint the exchange agent as your agent and attorney-in-fact to cause your Senior Secured Notes to be assigned, transferred and exchanged ;
         /bullet/ represent and warrant to us and the exchange agent that
                  /bullet/ you have full power and authority to tender,
                           exchange, assign and transfer your Senior Secured Notes and to acquire your Series B Notes in exchange for your Senior Secured Notes,

         /bullet/ when we accept your Senior Secured Notes for exchange, we will acquire good and unencumbered title to your Senior Secured Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim,
         /bullet/ you will, upon request, execute and deliver any additional documents that we deem necessary or desirable to complete the exchange, assignment and transfer of your tendered Senior Secured Notes
         /bullet/ our acceptance of any of your tendered Senior Secured Notes and our issuance of your Series B Notes will constitute our performance in full of our obligations under the registration rights agreement and
         /bullet/ we will have no further obligations or liabilities to you under the registration rights agreement.

         All authority that you confer will survive your death or incapacity and all of your obligations will be binding upon your heirs, legal representatives, successors, assigns, executors and administrators.


WITHDRAWAL OF TENDERS


         Except as otherwise provided herein, you may withdraw your tender of your Senior Secured Notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

         To withdraw your tender of your Senior Secured Notes in the exchange offer, the exchange agent must receive at its address set forth in this prospectus a telegram telex, facsimile transmission or letter indicating notice of your withdrawal prior to 5:00 p.m., New York City time, on the expiration date. Your notice of withdrawal must

         /bullet/ specify the name of the person having tendered your Senior
                  Secured Notes to be withdrawn,
         /bullet/ identify your Senior Secured Notes by certificate number or numbers and principal amount,
         /bullet/ be signed by you in the same manner as the original signature on your letter of transmittal or be accompanied by documents of transfer sufficient to have the trustee register the transfer of those notes into the name of the person withdrawing the tender and
         /bullet/ specify the name in which any of your Senior Secured Notes are to be registered, if it is different from yours.

         If you have tendered your Senior Secured Notes pursuant to the procedure for book-entry transfer, your notice of withdrawal must specify the name and number of the account at DTC to be credited with your withdrawn Senior Secured Notes or otherwise comply with DTC's procedures. We will determine all questions as to the validity, form and eligibility of such notices, and our determination shall be final and binding on all parties. We will deem any of your Senior Secured Notes that you withdraw not to have been validly tendered for purposes of the exchange offer and we will not issue any Series B Notes in respect of those Senior Secured Notes unless you validly retender the Senior Secured Notes that you withdrew. If we do not accept any of your tendered Senior Secured Notes we will return them to you without cost to you as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. If you properly withdraw you Senior Secured Notes you may retender them at any time prior to the expiration date by following one of the procedures described above under "Procedures for Tendering."


UNTENDERED OLD NOTES


         If you do not tender your Senior Secured Notes, or if you tender your Senior Secured Notes and we do not accept them in the exchange offer, you will continue to hold your Senior Secured Notes and will be entitled to all the rights and preferences and subject to the limitations applicable them under the indenture. Following completion of the exchange offer, if you hold any Senior Secured Note you will continue to be subject to their existing restrictions upon transfer and we will have no further obligations to you to provide for the registration under the Securities Act of 1933 of your Senior Secured Notes, unless you are Jefferies & Co., Inc. To the extent that we accept and exchange Senior Secured Notes in the exchange offer, the trading market for the Senior Secured Notes after the exchange offer could be adversely affected.


EXCHANGE AGENT


         We have appointed U.S. Bank Trust National Association, the trustee under the indenture, as exchange agent of the exchange offer. You should direct any

         /bullet/ questions,
         /bullet/ requests for assistance,
         /bullet/ requests for additional copies of this prospectus or of the letter of transmittal or
         /bullet/ requests for Notices of Guaranteed Delivery

to the exchange agent addressed as follows:


By Registered or Certified Mail,       By Facsimile:
by hand or by Overnight Courier:
                                       U.S. Bank Trust National Association
U.S. Bank Trust National Association   Attention: Corporate Trust Administration
180 East Fifth Street                           (651) 244-1145
St. Paul, Minnesota 55101              Confirm by Telephone:
Attention: Corporate Trust                      (651) 244-0444
    Administration


DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.


FEES AND EXPENSES


         We will bear the expenses of soliciting tenders. We are making our principal solicitation by mail; however, we may make additional solicitations by telegraph, telephone or in person by officers, regular employees or agents of us and our affiliates.

         We have not retained any dealer-manager in connection with the exchange offer, and we will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We will pay your reasonable fees and expenses in delivering your Senior Secured Notes to the exchange agent.

         We will pay the cash expenses that we incur in connection with our performance and completion of the exchange offer. These expenses include the fees and expenses of the exchange agent and accounting and legal fees and printing costs, among others.

         We will pay all transfer taxes, if any, applicable to the exchange of your Senior Secured Notes pursuant to the exchange offer. If, however,

         /bullet/ we are to deliver or issue certificates representing Series B
                  Notes, or Senior Secured Notes for principal amounts not tendered or accepted for exchange, in the name of, any person other than you, or
         /bullet/ your tendered Senior Secured Notes are registered in the name of any person other than you, or
         /bullet/ a transfer tax is imposed for any reason other than the exchange of your Senior Secured Notes pursuant to the exchange offer,

then you will pay the amount of any such transfer taxes. If you do not submit satisfactory evidence of payment of such taxes or exemption therefrom with your letter of transmittal, the amount of those transfer taxes will be billed directly to you.


CONSEQUENCES OF FAILURE TO EXCHANGE


         Upon completion of the exchange offer, if you were not prohibited from participating in the exchange offer and you did not tender your Senior Secured Notes you will not have any registration rights under the registration rights agreement with respect to your nontendered Senior Secured Notes and your Senior Secured Notes will continue to be subject to the restrictions on transfer contained in the legend on them. In general, you may not sell your Senior Secured Notes, unless they are registered under the Securities Act of 1933 and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act of 1933 and applicable state securities laws. We do not intend to register the Senior Secured Notes under the Securities Act of 1933. Based on interpretations by the SEC with respect to similar transactions, we believe that you may offer, resell and otherwise transfer the Series B Notes we issue you in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act of 1933, provided that

         /bullet/ you are not an "affiliate" of us within the meaning of Rule
                  405 under the Securities Act of 1933;
         /bullet/ you acquired your Series B Notes in the ordinary course of your business;
         /bullet/ you have no arrangement or understanding with any person to participate in the distribution of your Series B Notes and /bullet/ neither you nor any other person is engaging in or intends to engage in a distribution of your Series B Notes.

         If you have any arrangement or understanding with respect to the distribution of your Series B Notes, you

         /bullet/ can not rely on the applicable interpretations of the SEC and /bullet/ must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any resale transaction.

         Each broker-dealer that receives Series B Notes for its own account in exchange for Senior Secured Notes must acknowledge that it will deliver a prospectus in connection with any resale of its Series B Notes. See "Plan of Distribution." Those broker-dealers may not offer or sell their Series B Notes unless they have been registered or qualified for sale under applicable state securities laws or an exemption from registration or qualification is available and is complied with. We are required, under the registration rights agreement, to register the Series B Notes in any jurisdiction requested by the holders, subject to certain limitations.

         In the event we fail to consummate the exchange offer or a holder of Senior Secured Notes notifies us in accordance with the registration rights agreement that it will be unable to participate in the exchange offer due to circumstances delineated in the registration rights agreement, then the holder of the Senior Secured Notes will have certain rights to have those Senior Secured Notes registered under the Securities Act of 1933 pursuant to the registration rights agreement and subject to conditions contained therein.

OTHER

         Your participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

         We have not entered into any arrangement or understanding with any person to distribute the Series B Notes to be received in the exchange offer, and to the best of our information and belief, each person participating in the exchange offer is acquiring the Series B Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Series B Notes. In this regard, we will make each person participating in the exchange offer aware that if the exchange offer is being registered for the purpose of secondary resale, any holder using the exchange offer to participate in a distribution of Series B Notes to be acquired in the exchange offer

         /bullet/ may not rely on the staff position enunciated in Morgan
                  Stanley and Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and
         /bullet/ must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction.


ACCOUNTING TREATMENT


         We will record Series B Notes at the same carrying value as the Senior Secured Notes as reflected in our accounting records on the exchange date. Accordingly, we will not recognize a gain or loss for accounting purposes. We will expense the costs of the exchange offer over the term of the Series B Notes.

                                 USE OF PROCEEDS


         We received approximately $54.0 million of net proceeds from our sale of the Senior Secured Notes after deducting discounts to the initial purchaser and offering expenses. We will not receive any proceeds from the exchange offer. We used approximately $50.0 million of the net proceeds from our offering of the Senior Secured Notes to defease and redeem our Increasing Rate Notes. The Increasing Rate Notes bore interest at the initial annual rate of 12.25%. The annual interest rate on the Increasing Rate Notes would have increased by 0.25% commencing on March 1, 1999 and each quarter thereafter had we not defeased and redeemed them. The remaining proceeds from our sale of the Senior Secured Notes are available for general corporate purposes.


                                 CAPITALIZATION


         The following table sets forth our capitalization as of February 28, 1999. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

                                                         FEBRUARY 28, 1999
                                                         -----------------
(Dollars in thousands)

Cash and cash equivalents ..............................        $19,009
                                                                =======
Total debt:
     Notes .............................................        $55,000
                                                                -------
         Total debt.....................................         55,000
                                                                -------
Redeemable common stock warrants(a).....................          3,749

Total shareholders' deficit ............................           (543)
                                                                -------
     Total capitalization                                       $58,206
                                                                =======
------------
(a) We had 153,000 warrants outstanding. We issued the warrants in our initial debt offering in December 1993. On December 1, 1998 holders of 14,100 warrants exercised their rights to purchase 14,100 shares of our common stock at a price per share of $0.01. On December 1, 1998 the remaining warrantholders exercised their rights to obligate us to purchase 138,900 warrants for $3,749. As of February 28, 1999, this obligation was reflected as a current liability and was paid on March 8, 1999.

                         SELECTED FINANCIAL INFORMATION
                  (Dollars in thousands, except per share data)


         We have derived the following selected financial information for each of the fiscal years presented below from our financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. From inception in August 1991 through December 27, 1994, we devoted substantially all of our efforts to evaluating gaming opportunities in Louisiana, including seeking a Louisiana gaming license, the development and construction of the Casino Rouge and the financing thereof. Accordingly, through the fiscal year ended November 30, 1994, we reported net operating losses and had no earnings from continuing operations. We have derived the selected financial information as of and for the three month period ended February 28, 1999 and 1998 from our unaudited financial statements which, in the opinion of our management, contain all adjustments necessary for a fair presentation of our financial position and results of operations at those dates and for those periods. Financial and operating results for the three months ended February 28, 1999 and 1998 are not necessarily indicative of the results that may be expected for the full fiscal year. The information presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                                    FISCAL YEAR ENDED                               THREE MONTHS
                                                                       NOVEMBER 30,                              ENDED FEBRUARY 28
                                              -----------------------------------------------------------        ------------------
                                                1998         1997          1996         1995         1994         1999        1998
                                                ----         ----          ----         ----         ----         ----        ----
                                                                                                                     (unaudited)
            STATEMENT OF OPERATIONS DATA:
Revenues:
Casino ..................................     $68,845      $67,694       $74,615      $65,187      $    --     $19,296      $16,765
Food and beverage .......................       1,407        1,345         1,351        1,382           --         379          330
Other ...................................         593          705           794          514           --         119          188
                                              -------      -------       -------      -------      -------     -------      -------
        Net revenues ....................      70,845       69,744        76,760       67,083           --      19,794       17,283
                                              -------      -------       -------      -------      -------     -------      -------
Costs and expenses:
Casino ..................................      33,302       31,826        33,947       29,849           --       9,166        8,391
Food and beverage .......................       1,538        1,318         1,293        1,619           --         400          381
Selling, general and administrative .....      20,948       21,039        21,954       18,085           --       5,796        5,217
Pre-opening expenses ....................          --           --            --        1,625        4,389          --           --
Depreciation and amortization ...........       4,762        4,334         4,162        3,584           34       1,266        1,097
                                              -------      -------       -------      -------      -------     -------      -------
        Total operating expenses ........      60,550       58,517        61,356       54,762        4,423      16,628       15,086
                                              -------      -------       -------      -------      -------     -------      -------
        Operating income (loss) .........      10,295       11,227        15,404       12,321      (4,423)       3,166        2,197
Other income (expense):
Interest income .........................         428          280           241          344        1,357         288           96
Interest expense ........................      (6,376)      (5,955)       (7,002)      (6,675)      (5,180)     (2,147)      (1,491)
                                              -------      -------       -------      -------      -------     -------      -------
Income (loss) before the provision for
   income taxes .........................       4,347        5,552         8,643        5,990      (8,246)       1,307          802
Provision for income taxes ..............       1,666        2,045         1,340           --          --          508          285
                                              -------      -------       -------      -------      -------     -------      -------
Extraordinary loss on early
   extinguishment of debt ...............          --           --            --           --           --       1,731           --
                                              -------      -------       -------      -------      -------     -------      -------
Net income (loss)                             $ 2,681      $ 3,507       $ 7,303      $ 5,990      $(8,246)       (932)         517
                                              =======      =======       =======      =======      =======     =======      =======
OTHER FINANCIAL DATA
Ratio of earnings to fixed charges(a) ...       1.83x        1.95x         2.25x        1.60x           --       1.63x        1.60x

SHARE AND PER SHARE DATA(B):

Basic earnings (loss) per share .........     $  2.57      $  3.37       $  6.70      $  2.71      $ (8.84)    $ (0.93)     $  0.49
Diluted earnings (loss) per share .......     $  2.46      $  2.97       $  6.31      $  2.70      $ (8.84)    $ (0.93)     $  0.43
Cash dividends declared on common
     stock and common equivalent shares .     $  1.76      $  0.42       $  3.82      $  2.67      $    --     $    --      $    --
Weighted average common shares
     outstanding ........................     982,783      982,783       982,783      982,783      980,333     996,883      982,783
Weighted average common equivalent
     shares outstanding .................   1,135,783    1,135,783     1,135,783    1,135,783    1,133,333     996,883    1,135,783

                                                                  AT NOVEMBER 30,
                                                                  ---------------
                                             1998          1997         1996          1995          1994        AT FEBRUARY 28, 1999
                                             ----          ----         ----          ----          ----        --------------------
                                                                                                                    (unaudited)
BALANCE SHEET DATA:
   Current Assets ..................       $16,531       $16,807      $11,630       $12,059       $ 8,647             $23,271
   Total Assets ....................        62,023        59,757       58,438        62,692        59,030              65,666
   Current liabilities(c) ..........         4,890        11,625       12,612        13,863         7,995               8,466
   Long-term obligations(d) ........        50,000        40,732       42,656        49,609        54,802              55,000
   Redeemable preferred stock and
     common stock warrants(e) ......         4,131         6,004        5,872         5,740         2,818               -----
   Shareholders' equity (deficit) ..             8          (790)      (3,683)       (6,520)       (6,585)               (543)

---------------------------
(a) For the fiscal years ended November 30, 1998, 1997, 1996 and 1995, fixed charges were $5,208, $5,955, $7,002 and $9,756, respectively. As indicated above, through November 30, 1994 the Company had no earnings while in the development stage; accordingly, earnings were not adequate to cover fixed charges. For fiscal year ended November 30, 1994, the deficiency was approximately $9,877. For the three months ended February 28, 1999 and 1998 fixed charges were $2,072 and $1,333, respectively. Fixed charges include interest charges, amortization of debt expense and discounts, and the change to the accreted value of the warrants.
(b) Earnings per share amounts have been restated to conform to the Financial Accounting Standards Board Statement No. 128 "Earnings per Share." Basic earnings per share is calculated by dividing net income
         (loss) assigned to common shareholders by weighted average common shares outstanding. Diluted earnings per share is calculated by dividing net income (loss) assigned to common shareholders before distributions to warrantholders by weighted average common equivalent shares outstanding.
(c) Amounts as of November 30, 1997 and 1996 include $1,700 for estimated dispute resolution cost. Amount as of February 28, 1999 includes $3,749 for warrant obligations.
(d) Amounts as of November 30, 1995 and 1994 also include $1,700 for estimated dispute resolution cost.
(e) Such amounts include preferred stock of $1,628, $1,496, $1,364 and $1,232 as of November 30, 1997, 1996, 1995 and 1994, respectively, and the assigned value of the warrants of $4,131 as of November 30, 1998, $4,376 as of November 30 1997, 1996 and 1995 and $1,586 as of
         November 30, 1994.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         On December 28, 1994, we commenced operations of our riverboat gaming facility in Baton Rouge, Louisiana. Our activities from inception have been financed from

         /bullet/ cash flow from operations,
         /bullet/ equity and other capital contributions of the shareholders, /bullet/ secured equipment financing,
         /bullet/ a December 1993 debt offering of 51,000 units, each unit consisting of $1,000 principal amount of a Senior Secured Note (the "1993 Notes") and three warrants to purchase one share each of the Company's common stock,
         /bullet/ our offering of $50,000,000 of our Increasing Rate Notes, which proceeds we used to repay the 1993 Notes, and /bullet/ the Senior Secured Notes, which proceeds we used to defease and redeem the Increasing Rate Notes.


RESULTS OF OPERATIONS


         THREE MONTHS ENDED FEBRUARY 28, 1999 COMPARED TO THREE MONTHS ENDED FEBRUARY 28, 1998.

         Taxable casino revenues, as defined by statute, for the two boats in the Baton Rouge riverboat gaming market for the three months ended February 28, 1999 and 1998 were $32,003,000 and $29,065,000, respectively. Riverboat casino patron counts in the Baton Rouge gaming market for the three months ended February 28, 1999 and 1998 were 646,000 and 635,000, respectively. Our taxable casino revenues increased to approximately $19.6 million from $17.4 million, while those of the other Baton Rouge riverboat increased to $12.4 million from $11.9 million for the three months ended February 28, 1999 as compared to the same period in 1998. Our share of the Baton Rouge gaming market for the three months ended February 28, 1999 and 1998 was 61.2% and 60.0% of taxable casino revenues and 57.5% and 54.1% of admissions (our customer visits determined by a turnstile count), respectively.

         Our casino revenues were $19,296,000 for the first quarter of 1999 compared to $16,765,000 for the first quarter of 1998. Table drop (the total amount our customers wager at table games only) decreased 4% and slot coin-in (the total amount our customers wager at our gaming machines only) increased 15%, while table games hold percentages (the percentage of our table drop that we earn as win) increased 1.0% and slot hold percentages (the percentage of slot coin-in we retain as win) increased 4.4% for the first quarter of 1999 as compared to 1998. Although table game revenues declined 2.8%, slot revenues increased 20.5% for the first quarter of 1999 compared to 1998. Our management believes this reflects a growing market and a shift in gaming volume from table games to gaming machines. First quarter win per passenger increased 6.6% to $51.96 in 1999 compared to $48.74 in 1998. Revenues from casino operations were 80.9% from slot machines and 19.1% from table games for the three months ended February 28, 1999 compared to 77.4% and 22.6%, respectively, for the same period in 1998. Such mix of slot machine and gaming table win generally conforms to that experienced by riverboats throughout Louisiana.

         Casino expenses for the three months ended February 28, 1999 and 1998 were $9,166,000 and $8,391,000, respectively, which represented 47.5% and 50.1% of casino revenues. Overall casino expenses increased during the 1999 period primarily due to increased gaming taxes of $672,000 directly related to increased casino revenues noted above.

         In the first quarter of 1999, selling, general and administrative expenses were $5,796,000 compared to $5,217,000 in the first quarter of 1998.

         Net interest expense was $1,859,000 and $1,394,000 for the three months ended February 28, 1999 and 1998, respectively. The increase in interest expense is related to the defeasance of our Increasing Rate Notes.

         The provision for federal and state income taxes was $508,000 and $285,000 for the three months ended February 28, 1999 and 1998, respectively. The increase was primarily due to improved operating results.


         YEAR ENDED NOVEMBER 30, 1998 COMPARED TO YEAR ENDED NOVEMBER 30, 1997.


         Casino revenues in the two-riverboat Baton Rouge gaming market for the years ended November 30, 1998 and 1997 were $118,806,000 and $117,058,000, respectively. Riverboat casino patron counts in Baton Rouge for the same respective periods were 2,571,000 and 2,768,000. Our management believes the principal factors contributing to the minimal increase in revenues were due to
(i) a reduced number of patron visits and (ii) the maturation of the customer base which resulted in an increased win per patron from $42.29 to $46.21 per patron for the years ended November 30, 1997 and 1998, respectively. Our casino revenue increased 1.7% while customer counts declined 6.1% in 1998 compared to 1997. Our competitor's riverboat casino revenues remained flat as its customer counts decreased 8.4%, 1998 compared to 1997. Our share of the Baton Rouge gaming market was 59.3% and 58.6% of casino revenues and 54.2% and 53.5% of admissions for the years ended November 30, 1998 and 1997, respectively.

         Our casino revenues were $68,845,000 and $67,694,000 for the years ended November 30, 1998 and 1997, respectively. Table revenues, excluding poker, decreased 11.2% in 1998 compared to 1997 due to a 16.7% decrease in table game drop offset by an improvement of the hold percentage from 20.1% to 21.7% on an annual basis. Gaming machine revenues increased 5.5% in 1998 compared to 1997 primarily due to a 5.6% increase in coin in. Poker win for 1998 and 1997 was $494,000 and $300,000, respectively. Our management believes that the decline in table game drop is a direct result of patrons converting to gaming machines due to new, exciting and innovative gaming equipment being introduced by the casino industry.

         For the year ended November 30, 1998 our win per passenger increased 8.3% to $49.46 compared to $45.69 in the same period of 1997. Revenues from casino operations were 78.0% from gaming machines and 22.0% from table games in 1998 compared to 75.2% and 24.8%, respectively, for 1997. Such mix for gaming machines and gaming table win is attributable to the continuing popularity of gaming machines among our base casino patrons and generally conforms to that experienced by riverboats throughout Louisiana.

         Casino expenses for the year ended November 30, 1998 and 1997 were $33,302,000 and $31,826,000, respectively, which represents 48.4% and 47.0% of casino revenues in each period. Overall casino expenses increased primarily due to the introduction of our Rouge Arena, a temporary facility used for concerts, sporting activities, customer parties and other promotional activities. The facility was in use through July 1998.


         Selling, general and administrative expenses were $20,948,000 and $21,039,000 for the years ended November 30, 1998 and 1997, respectively. Overall selling, general and administrative expenses for 1998 are lower than 1997 due primarily to a decrease in risk management costs partially offset by an increase in legal expenses.


         Net interest expense was $5,948,000 and $5,675,000 for the years ended November 30, 1998 and 1997, respectively. The increase in interest expense is primarily due to interest and related financing costs being charged on both the 1993 Notes and the Increasing Rate Notes for a six day period during which proceeds from the Increasing Rate Notes were escrowed to repay the 1993 Notes.

         We recorded a provision for income taxes of $1,666,000 and $2,045,000 for the years ended November 30, 1998 and 1997, respectively. For the year ended November 30, 1998, we recorded a current tax provision of $273,000 and a deferred tax provision of $1,393,000. For the year ended November 30, 1997, we recorded a current tax provision of $650,000 and deferred tax provision of $1,395,000.

         We recorded a market value warrant adjustment of $245,000 for the year ended November 30, 1998 to reduce the accreted value of redeemable common stock warrants to $4,131,000. Pursuant to the terms of the warrants we are obligated to purchase the warrants during fiscal 1999 to the extent the holders exercised their put rights. Holders of 138,900 warrants exercised their put rights obligating us to purchase such warrants. The purchase price for the 138,900 warrants, as determined by two independent investment banking firms in accordance with the original agreements issued in 1993, has been established at $3,750,000.


         YEAR ENDED NOVEMBER 30, 1997 COMPARED TO YEAR ENDED NOVEMBER 30, 1996.


         Casino revenues in the two-riverboat Baton Rouge gaming market for the years ended November 30, 1997 and 1996 were $117,058,000 and $127,491,000, respectively. Riverboat casino patron counts in Baton Rouge for the same periods were 2,768,000 and 2,910,000. Our management believes the principal factors contributing to the 8.2% decline in casino revenues for the Baton Rouge market are

         /bullet/ milder weather in the first quarter of 1997 compared to the same period in 1996, allowing persons to become more involved in alternative forms of outdoor leisure activities,
         /bullet/ the negative impact of an accident involving an overturned barge containing benzene on the Mississippi River in Baton Rouge during March 1997,
         /bullet/ a decline in winning from premium player activity (gaming from high average wager customers who wager frequently), and /bullet/ the additional reasons discussed below.

         Our casino revenues and customer counts declined 9.6% and 10.5% respectively, in 1997 compared to 1996. Our competitor's riverboat casino revenues decreased 6.1% as its customer counts increased 2.5% in 1997 compared to 1996. Our share of the Baton Rouge gaming market was 58.6% and 59.5% of casino revenues and 53.5% and 56.9% of admissions for the years ended November 30, 1997 and 1996, respectively. Our management believes the decrease in our market share of gaming revenues and admissions is attributable to

         /bullet/ our competition having made product improvements, consisting of a new parking garage and an enclosed entertainment/retail shopping area, which opened during the second quarter of 1996, and extensive food and cash promotions by such competitor,
         /bullet/ a decrease in our table and slot hold percentages and winnings from premium player activity, all as discussed below, and /bullet/ the general decline in customer visits impacting us.

         Our casino revenues were $67,694,000 and $74,615,000 for the years ended November 30, 1997 and 1996, respectively. Table revenues, excluding poker, decreased 17.8% in 1997 compared to 1996 due to winnings from premium player activity in he 1996 period that did not occur in 1997, a decrease in table game hold percentage and a decrease in table drop. Slot revenues decreased 4.8% in 1997 compared to 1996 primarily due to a 3.7% decline in slot coin in. Poker win for 1997 and 1996 was $300,000 and $1,103,000, respectively, as we initially eliminated our poker operations in March 1997 and the reintroduced them for competitive reasons in December 1997. Our management believes the decrease in table drop and slot coin in is reflective of lower customer visits affecting the entire Baton Rouge marketplace. The decrease in table game hold percentage, excluding premium player activity in 1996, is due to its changes in odds on craps tables and increased skill level of blackjack players in the market combined with the randomness associated with games of chance.

         For the year ended November 30, 1997 win per passenger increased 1.3% to $45.69 compared to $45.09 in the same period of 1996. Revenues from casino operations were 75.2% from slot machines and 24.8% for table games in 1997 compared to 71.6% and 28.4%, respectively, for 1996. Such mix of slot machine gaming table win is attributable to the continuing popularity of slot machines among our base of casino patrons and generally conforms to that experienced by riverboats throughout Louisiana.


         Casino expenses for the years ended November 30, 1997 and 1996 were $31,826,000 and $33,947,000, respectively, which represented 47.0% and 45.5% of casino revenues in each period. Overall casino expenses are down reflecting


         /bullet/ decreased taxes associated with gaming revenues, /bullet/ lower expenses for payroll and related costs in the gaming and casino marketing departments, and
         /bullet/ lower costs for selling and administering the bus program.
                  These decreases in expenses were partially offset by increased costs for promotional expenses and casino support departments.


         Selling, general and administrative expenses were $21,039,000 and $21,954,00 for the years ended November 30, 1997 and 1996, respectively. Overall selling, general and administrative expenses for 1997 were lower than 1996 due to


         /bullet/ one time expenses incurred in 1996 related to a campaign in support of riverboat gaming in Baton Rouge, /bullet/ decreased insurance premiums and deductible expenses, and /bullet/ decreased management fees and land lease expenses that resulted from lower revenues. These lower expenses were partially offset by increased marketing, security, human resources and facility department expenses for 1997 and compared to 1996.


         Net interest expense was $5,675,000 and $6,761,000 for the years ended November 30, 1997 and 1996, respectively. The reduction in interest expense is due to a decline in outstanding debt due to the 1997 and 1996 mandatory 1993 Note repurchases.


         We recorded a provision for income taxes of $2,045,000 and $1,340,000 for the years ended November 30, 1997 and 1996, respectively. For the year ended November 30, 1997, we recorded a current tax provision of $650,000 and a deferred tax provision of $1,395,000. For the year ended November 30, 1996, we released the remaining balance of a deferred tax valuation allowance of $2,399,000 in accordance with SFAS 109. The release of the valuation allowance partially offset the current tax provision of $1,663,000 and the deferred tax provision of $2,076,000 for the year ended November 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES


         During the three months ended February 28, 1999 we generated $1,585,000 of cash flows from operations as compared to $606,000 for the three months ended February 28, 1998. The increase in cash flows from operations was primarily due to an increase in income before extraordinary loss and payment in November 1998 of accrued interest due on our 1993 Notes.

         Cash flows used by investing activities were $175,000 and $94,000, respectively, for the three months ended February 28, 1999 and 1998. The uses of funds for each of the three month periods were for capital expenditures for continuing operations.

         Financing activities for the three months ended February 28, 1999 provided cash flows of $4,074,000 which was due to the issuance of the Senior Secured Notes.

         Our management believes that cash on hand and cash generated from operations will be sufficient to satisfy working capital requirements and maintenance capital expenditures for the foreseeable future. On March 8, 1999 we paid $3,749,000 to holders of 138,900 redeemable common stock warrants in satisfaction of our obligations to those warrantholders. Historically, we have incurred annual maintenance capital expenditures of approximately $2,000,000. We anticipate maintenance capital expenditures in 1999 of $3,000,000, inclusive of approximately $300,000 of expenditures associated with an underwater hull inspection and $400,000 of expenditures associated with year 2000 readiness.

         In addition to capital expenditures noted above, we are presently contemplating various capital improvements to the Casino Rouge facilities. Financing for any such improvements is anticipated to be provided by cash flow from operations and future borrowings.

         In January 1999, we issued the Senior Secured Notes. We used the proceeds to defease and redeem our Increasing Rate Notes and for general corporate purposes. The indenture pursuant to which we issued the Senior Secured Notes includes certain covenants which limit our ability to:

         /bullet/ incur additional indebtedness;
         /bullet/ pay dividends or other distributions, repurchase capital stock or other equity interests or subordinated indebtedness; /bullet/ enter into certain transactions with affiliates;
         /bullet/ create certain liens or sell certain assets; and /bullet/ enter into certain mergers and consolidations.

As a result of the restrictions, our ability to incur additional indebtedness to fund operations or to make capital expenditures is limited. To the extent that cash flow from operations is insufficient to cover cash requirements, we would be required to curtail or defer certain capital expenditures under these circumstances, which could have an adverse effect on our operations.

         YEAR 2000

         As the year 2000 approaches, all companies that use computers must address "Year 2000" issues. Year 2000 issues result from the past practice in the computer industry of using two digits rather than four to identify the applicable year. This practice can create breakdowns or erroneous results when computers perform operations involving years later than 1999.

         We have devised and commenced an extensive compliance plan with the objective of bringing all of our information technology ("IT") systems and our non-IT systems into Year 2000 compliance by the end of fiscal

1999. The IT systems include our computer equipment and software and non-IT systems include our communication systems, alarm and security systems, gaming equipment and shipboard equipment (e.g. shipboard navigation, control and power generation and distribution systems). Each system will be evaluated and brought into compliance in three phases:

         Phase I   -- Evaluate and assess compliance of the system
         Phase II  -- Commit and assign resources needed to implement compliance plan
         Phase III -- Modify or replace non-compliant system

         Our systems used to maintain financial records and other critical systems have completed Phases I and II, with completion of Phase III scheduled by November 30, 1999. Approximately 98% of our non-critical systems have completed Phase II. We anticipate the non-critical systems will be evaluated and brought into compliance by August 30, 1999.

         We have also commenced efforts to determine the extent to which it may be impacted by year 2000 issues of third parties, including its material vendors and suppliers and certain agencies and regulatory organizations. Year 2000 correspondence was sent to third parties, with continued follow-up for those that failed to respond and where risks have been identified. We estimate that the process of identifying and evaluating third party risks is 98% complete.

         Through February 28, 1999 we had not incurred or expensed any material amounts directly related to year 2000 readiness. We are continuing to evaluate the expected remaining costs to be incurred in connection with the year 2000 project, with approximately $400,000 estimated and included in the 1999 capital expenditure budget. The project is being funded by cash on hand and internally generated funds, which we expect to be adequate to complete the project.


         A reasonably likely worst case scenario arising from the failure to correct a material year 2000 problem could involve the interruption in, or failure of, certain normal business activities or operations. Such failures could involve certain of our IT and non-IT systems, or could result from the year 2000 readiness of third parties. Any such failures could materially and adversely affect our results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the year 2000 problem, we are unable to determine at this time whether the consequences of year 2000 failures will have a material impact on our results of operations, liquidity or financial condition.

         Our year 2000 project includes a contingency plan which is expected to significantly reduce our level of uncertainty about year 2000 problems. If any of our IT or non-IT systems fail as a result of year 2000, we plan to implement previously tested manual processes that will substantially duplicate the functions of these systems until such time as we acquire year 2000 compliant systems. We have selected additional third party vendors as alternative suppliers for any of our current vendors that may not become year 2000 compliant. We believe that our contingency plan will reduce the possibility of significant interruptions of normal operations.

                                    BUSINESS

GENERAL

         We own and operate the Casino Rouge, the leading riverboat gaming facility in Baton Rouge, Louisiana. We achieved a 59.3% market-share of the approximately $120 million casino gaming win in Baton Rouge in 1998. Casino gaming "win" is the difference between our gaming winnings and losses. For the fiscal year ended November 30, 1998, we generated revenues of $70.8 million. For the three months ended February 28, 1999 we generated approximately $19.8 million in revenues.

         The Casino Rouge is one of only two licensed riverboat gaming facilities in Baton Rouge. The state constitution currently limits the Baton Rouge market to its two existing gaming licenses, absent a referendum election in the parish. In addition, approximately 1,600 video poker machines generated approximately $80 million of annual video poker machine win during the twelve months ended June 30, 1998 in the four Baton Rouge area parishes. Those video poker machines were located in non-casino locations such as restaurants, taverns, hotel/motels and truckstops.




         The Casino Rouge


         /bullet/ features a four-story, 47,000 square foot riverboat casino, /bullet/ replicates a 19th century Mississippi River paddlewheel steamboat, and
         /bullet/ also includes a two-story, 58,000 square foot dockside embarkation building.


         The riverboat


         /bullet/ has a capacity of 2,000 persons, /bullet/ emphasizes spaciousness and excitement,
         /bullet/ contains ample aisle space,
         /bullet/ has 15-foot ceilings,
         /bullet/ is equipped with a large central atrium and /bullet/ has specially designed lighting.

         Its overall effect avoids the cramped atmosphere found in many riverboat casinos. We offer our patrons a selection of 946 gaming machines and 43 table games in 28,000 square feet of gaming space spread over three decks.

         In fiscal year 1998 we completed a $2.3 million renovation of our dockside embarkation facility. This facility offers a panoramic view of the Mississippi River and features a variety of amenities, including

         /bullet/ the recently renovated 268-seat "International Marketplace
                  Buffet,"
         /bullet/ an array of food, bar and lounge areas, /bullet/ a new meeting and planning center and /bullet/ a gift shop.


         All of the facilities are open seven days a week, 24 hours a day with eight cruises scheduled daily.


         We selected the site of the Casino Rouge for its convenient location and easy accessibility. The 23-acre site is located on the east bank of the Mississippi River in the East Baton Rouge Downtown Development

District less than one-quarter mile from the state capital complex. The site is within approximately one mile of both Interstate 10 and Interstate 110. In addition, the site has convenient parking for approximately 1,100 cars adjacent to the embarkation facility with potential capacity for a total of 1,550 spaces.

         We believe that we have enhanced patron satisfaction and competed successfully due to the Casino Rouge's:

         /bullet/ spacious, appealing atmosphere,
         /bullet/ location and ease of access with ample on-site parking, /bullet/ effective marketing and operating strategy which has built an established local customer base and
         /bullet/ strong management team.


         We believe that these strengths should allow us to capitalize on strong local market fundamentals, and permit us to realize our goal of sustained revenue growth.


WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We file annual and quarterly reports and other information with the SEC under the Securities Exchange Act of 1934. You can inspect and copy these reports and other information at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet web site that contains our reports, proxy and information statements and other information. The address of that site is www.sec.gov.


OPERATING STRATEGY


         Key elements of our operating strategy include the following:

         FOCUS ON THE LOCAL BATON ROUGE MARKET. We have focused our operating strategy primarily on catering to persons residing within the nine parishes of the greater Baton Rouge market. We draw approximately 85% of our customers from within a 25 mile radius and nearly all of our customers from within a 50 mile radius. The downtown Baton Rouge business district has been experiencing a revitalization, due in part to the consolidation all state buildings within close proximity of each other. Our management expects this consolidation to have a positive impact on us, particularly since the largest administrative complex, a new 465,000 square foot facility, will be built directly across the street from the Casino Rouge. A 1,000-employee state administration building was also built within one-quarter mile from the Casino Rouge and other nearby facilities are being built.


         ACCESS NEW VIDEO POKER MARKET OPPORTUNITY. One of our operating strategies is to seek to capitalize on any increased demand for video poker. We believe that the demand for video poker at the Casino Rouge may have increased as a result of a referendum that would have prohibited video poker outside of casinos in four Baton Rouge area parishes beginning in July 1999. In response to the adoption of the referendum we purchased several video poker machines and reconfigured some gaming areas of the Casino Rouge to address the potential increase in demand for video poker in casinos. On May 21, 1999 a Louisiana State District Judge invalidated the video poker referendum and set aside the results of the election which had resulted in its adoption. This decision is presently under appeal, but there is no assurance that the referendum will ever become effective or that we will ever experience an increase in our revenues attributable to video poker.


         FURTHER BUILD THE ESTABLISHED CUSTOMER BASE THROUGH TARGETED MARKETING. We use frequent promotional programs to attract target customers and establish a high level of customer recognition. In addition to aggressive marketing through radio and newspaper advertising, we sponsor promotions for senior citizens, petrochemical industry shift workers, attendees at local college sporting events and other groups. We also utilize an electronic player tracking system to monitor the frequency and level of play of our slot club customers. This tracking system allows us to

         /bullet/ focus our marketing efforts,
         /bullet/ customize our product offering and /bullet/ build customer loyalty.

         We give members of our "Players" club special privileges, such as entrance to slot tournaments, bonus play prizes based upon level of play and complimentary meals. This database and established customer base is one of our key assets. As of November 30, 1998 we had information on approximately 200,000 club members.

         OPTIMIZE OUR MIX OF GAMES. We continually attune our overall game mix to appeal to the local Baton Rouge target market. Approximately 75% of the Casino Rouge's gaming positions are gaming machines. The 946 gaming machines include denominations of $0.05 to $100.00, with over 95% of our machines $1.00 or lower in denomination. We have also recently added gaming machines that are popular at Native American casinos, but which were previously unlicensed for use outside of such casinos. We intend ultimately to increase the number of our gaming machines to more than 1,000. We offer 43 table games including

         /bullet/ craps,
         /bullet/ roulette,
         /bullet/ blackjack,
         /bullet/ mini-baccarat,
         /bullet/ Caribbean Stud,
         /bullet/ Let-It-Ride,
         /bullet/ American Poker and
         /bullet/ a Big Six Wheel.

         The table games primarily have low minimum betting limits. We have also recently reconfigured our floor to provide continuous poker games.

         ENHANCE THE APPEAL OF PRODUCT OFFERINGS. To capitalize on the popularity of the Casino Rouge and to further penetrate the local market, we recently completed a $2.3 million capital improvement project. This project significantly enhanced our dockside facilities. These improvements include our recently renovated "International Marketplace Buffet" and our new meeting and planning facilities, as well as significant renovations to our riverboat, guest walkway and the pavilion area. We also recently upgraded our food offering and hired a regionally-recognized head chef. In addition, we periodically host in temporary tent facilities a variety of special events, such as

         /bullet/ holiday parties,
         /bullet/ concerts and
         /bullet/ boxing matches.

         These events

         /bullet/ increase traffic flow for the Casino Rouge
         /bullet/ have been extremely popular and /bullet/ typically sell out.

         As a result, we are evaluating the construction of permanent entertainment facilities, which would be more cost effective and increase capacity.

         PROVIDE SUPERIOR CUSTOMER SERVICE. One of the primary areas of our business strategy is to provide our customers with a high level of personal service. Our management trains our employees to interact with guests, and we continually strive to instill in each of our employees a dedication to superior service designed to exceed our guests' expectations. To this end, we implemented extensive training programs and instituted programs to incentivize our employees to provide a high level of customer service.


THE BATON ROUGE MARKET


         Baton Rouge, the capital of Louisiana, is located along the Mississippi River, approximately 75 miles northwest of New Orleans. It is one of the fastest growing cities in Louisiana with approximately 620,000 people residing in the greater Baton Rouge metropolitan area and 1.1 million people within a 50-mile radius. The population within a 50-mile radius of Baton Rouge is expected to increase by nearly 5% by 2002. Major employers include the State of Louisiana, the petrochemical industry and local governments. Additionally, the city is home to thirty-one corporate and university research facilities, Louisiana State University, Southern University and a major port on the Mississippi River.

         Baton Rouge offers a number of tourist attractions in or near the city, including antebellum homes, the state capital and other historic sites, as well as LSU and Southern University sporting events. Due to its political, business and educational importance, as well as its tourist attractions, Baton Rouge drew over 2.0 million visitors in both 1996 and 1997. We hope to supplement our core local customer base with this visitor market.


COMPETITION


         GENERAL. The Louisiana Riverboat Economic Development Act limits the number of gaming casinos to fifteen riverboat casinos statewide and one land-based casino in New Orleans. Absent further state legislation and local option referendum, additional licenses cannot be granted. Fourteen of the fifteen available riverboat licenses are currently issued and outstanding:

         /bullet/ two for Baton Rouge;
         /bullet/ three for the greater New Orleans area;
         /bullet/ four for the Shreveport/Bossier City area in the northwest part of the state, approximately 235 miles from Baton Rouge; /bullet/ four for Lake Charles in the southwest part of the state, approximately 120 miles from Baton Rouge; and /bullet/ one granted to a riverboat casino which discontinued
                  operations in New Orleans in October 1997 and whose owners received the approval of the Louisiana Board to relocate the riverboat casino for what will be the fifth license in the Shreveport/Bossier City area.

         BATON ROUGE CASINOS. Our principal competitor is the other Baton Rouge riverboat casino, the Belle of Baton Rouge. We are situated approximately a mile and a half north of the Belle of Baton Rouge, on the Mississippi River in Baton Rouge. The Belle of Baton Rouge opened on September 30, 1994 and is owned and operated by Argosy Gaming Company. Since commencing operations on December 28, 1994, the Casino Rouge has achieved an average of 57% of the market-share of gaming win on Baton Rouge riverboats as reported by the Louisiana State Police. Argosy constructed a retail, restaurant and entertainment center called "Catfish Town" as an integral part of its land-based facility which commenced operations in April 1996. As of December 31, 1998, all merchants and retailers had ceased operations at Catfish Town and there were no remaining tenants. Additionally, in connection with Argosy's gaming license, Argosy agreed to build a hotel, and to be subject to an additional $2.50 admission tax per person until construction of the hotel project commences. This $2.50 tax is an additional admission tax distinct from the $2.50 admission tax which both we and Argosy pay. To date, Argosy has not begun development of the hotel project, and it is unclear if and when Argosy will commence development of the proposed hotel. The additional admission tax costs Argosy approximately $3.0 million annually.


         The following table provides a quarterly summary of gaming revenue share captured by the Casino Rouge in comparison to that of the Belle of Baton
Rouge:

     BATON ROUGE RIVERBOAT GAMING MARKET TAXABLE GAMING REVENUE MARKET SHARE

                               [INSERT BAR CHART]

Source: Numbers are derived from Louisiana State Police reported taxable gaming win and are based upon November 30 fiscal years.

         Additionally, as depicted in the following table, the Casino Rouge has experienced an improving trend in gaming market win per patron as compared to that of the Belle of Baton Rouge:

        BATON ROUGE RIVERBOAT GAMING MARKET TAXABLE GAMING WIN PER PATRON

                               [INSERT BAR CHART]

Source: Numbers are derived from Louisiana State Police reported taxable gaming win and are based upon November 30 fiscal years.

         The two Baton Rouge riverboats also currently face competition from the following sources:

         NEW ORLEANS CASINOS. New Orleans has three riverboats and one land-based casino. During November 1995, the controlling partnership which owned the right to operate the only land-based casino in New Orleans,


         /bullet/ closed its temporary casino,
         /bullet/ temporarily halted construction on its permanent casino and /bullet/ filed for bankruptcy protection under Chapter 11. Construction of the land-based casino under changed ownership has recently resumed and operations are expected to begin in late 1999.

         NATIVE AMERICAN CASINOS. Gaming is also permitted on Native American lands in Louisiana and other states, and there are currently three such operating Native American casinos in Louisiana. Although the closest Native American casino is a land-based facility located approximately 45 miles southwest of Baton Rouge, it is not accessible by a major highway. We believe that major highway access is necessary for a casino to compete effectively in our market. The closest Native American casino to Baton Rouge with major highway accessibility is a land-based facility located approximately 65 miles northwest of Baton Rouge.

         MISSISSIPPI CASINOS. An emerging trend in Mississippi gaming, particularly on the Gulf Coast, is the development of large-scale destination resort projects. As of December 31, 1998, the Mississippi Gaming Commission had granted 45 gaming licenses. Of these, 29 of the licensees have opened and are operating casinos, one licensee anticipates opening in the immediate future and the remaining licensees represent entities that have either consolidated or closed casinos. The Mississippi Gulf Coast is approximately 125 miles from Baton Rouge.

         OTHER COMPETITION. The Louisiana legislature has introduced proposals to increase the number of gaming facilities permitted in Louisiana. However, to date no such legislation has been approved. Currently there are no proposals in the legislature to issue new licenses.

         Alternative forms of gaming are available to potential customers. Louisiana state law allows the operation of

         /bullet/ a state lottery,
         /bullet/ betting on horse racing and
         /bullet/ charitable bingo.


         In July 1991, Louisiana also authorized operation of video poker terminals at various types of facilities in the state, including taverns, restaurants, hotels/motels, truckstops and racing facilities. As of June 30, 1998, approximately 15,000 video poker terminals at approximately 3,600 non-casino locations were in operation throughout the state. These facilities are widely distributed throughout the state and have had no greater impact on the Baton Rouge riverboat casinos than on other Louisiana riverboats.

EMPLOYEES


         We maintain a staff of approximately 800 full-time equivalent employees. None of our employees are covered by a collective bargaining agreement. In 1995, two separate union elections, involving a total of less than 5% of all of our employees, were held and both initiatives were defeated. We believe that our employee relations are good.


LEGAL PROCEEDINGS


         We are a party to pending legal proceedings arising in the normal course of our business, none of which we believe is material to our financial position or results of operations.


PROPERTIES


         The Casino Rouge is located on an 18-acre leased site on the east bank of the Mississippi River in Baton Rouge, Louisiana. We lease the 18-acre site for the Casino Rouge under a 10-year lease that we entered into in January 1994. We may extend the term of the lease at our option for four successive five-year periods. The annual rent is equal to the greater of

         /bullet/ 1.25% of all revenue generated on or by the leased premises or any riverboat docked there or
         /bullet/ $33,333 per month.

         In addition, we prepaid rent of approximately $1,756,000 in connection with our lessor's acquisition of nine acres of the 18-acre site subject to our lease. Pursuant to the lease, we must also pay all property taxes.

         For the year ended November 30, 1998, our rental expense for our casino site was $909,000 not including $180,000 in amortization of prepaid rent. We have the option to purchase the entire 18-acre site on or after the fifteenth anniversary of the date of the lease for a purchase price equal to the then appraised value of the original nine acres subject to the lease. In addition, in September 1998 we purchased approximately five acres of land adjacent to our docking facilities for $1.1 million.

         We also lease a total of approximately 81,600 square feet for general warehousing, office use and employee parking pursuant to two separate two-year leases. The rents are $7,476 per month for one lease and $8,190 per month for the other. Each lease

         /bullet/ is a triple net lease,
         /bullet/ has two two-year renewal options and /bullet/ grants us a right of first refusal to purchase the properties.

         We have agreed, subject to due diligence, to purchase those properties for $1.4 million, evidenced by a note and mortgage held by the seller of the property. For the year ended November 30, 1998, our the rental expense for the general warehousing, office use and employee parking sites, was $177,000.

                               REGULATORY MATTERS

GENERAL


         We are subject to regulation by the State of Louisiana and, to a lesser extent, by federal law. We are subject to regulations that apply specifically to the gaming industry and casinos and regulations that apply to the owners and operators of riverboats. Below is a description of certain regulations to which we are subject. Legislative or administrative changes in applicable legal requirements have been proposed from time to time. It is possible that the applicable requirements to operate a Louisiana gaming facility will become more stringent and burdensome, and that taxes, fees and expenses may increase, as Louisiana gains further experience in regulating gaming. If we fail to comply with these detailed regulatory requirements the state may suspend or revoke our license. Any loss or suspension of our license would have a materially adverse effect upon us. See "Risk Factors--Regulation."


LOUISIANA RIVERBOAT GAMING REGULATION


         In July 1991, the Louisiana legislature adopted legislation permitting certain types of gaming activity on certain rivers and waterways in Louisiana. Since May 1, 1996, gaming activities have been regulated by the Louisiana Gaming Control Board. Under the Louisiana gaming act, local authorities may impose an admission fee of up to $2.50 per passenger. Currently, Baton Rouge authorities are imposing the full $2.50 per passenger fee at the two Baton Rouge riverboats. The Belle of Baton Rouge is subject to an additional $2.50 admission fee per passenger until Argosy commences construction of its hotel.

         The Louisiana gaming act authorized the state to issue up to 15 licenses to conduct gaming activities on a riverboat of new construction in accordance with applicable law. However, the state may not grant more than six licenses to riverboats operating from any one parish. Of the 15 available licenses, 13 are currently in operation, one is being relocated and one has been returned to the state.


         In issuing or renewing a license, the Louisiana Board must find that


         /bullet/ the applicant is a person of
                  /bullet/ good character,
                  /bullet/ honesty and
                  /bullet/ integrity
         /bullet/ the applicant is a person whose /bullet/ prior activities,
                  /bullet/ criminal record, if any,
                  /bullet/ reputation,
                  /bullet/ habits and
                  /bullet/ associations


do not pose a threat to the public interest of the State of Louisiana or to the effective regulation and control of gaming, or create or enhance the dangers of unsuitable, unfair or illegal practices, methods and activities in the conduct of gaming or the carrying on of business and financial arrangements in connection therewith.


         The Louisiana Gaming Control Board will grant or renew a license if it finds that the applicant:

         /bullet/ can demonstrate the capability to operate a gaming casino; /bullet/ has proposed financing of the riverboat and the gaming operations that is adequate for the nature of the proposed operation and from an acceptable source;

         /bullet/ demonstrates a proven ability to operate a vessel of comparable size, capacity and complexity to a riverboat so as to ensure the safety of its passengers, with each employee being appropriately Coast Guard certified;
         /bullet/ submits a detailed plan of design of the riverboat in its application for a license;
         /bullet/ designates the docking facilities to be used by the riverboat; /bullet/ shows adequate financial ability to construct and maintain a riverboat; and
         /bullet/ has a good faith plan to recruit, train and upgrade minorities in all employment classifications.

         Riverboat gaming licenses in Louisiana are issued for an initial five-year term with annual renewals thereafter. Our original five-year gaming license for the Casino Rouge is up for renewal in July 1999. We and each of our officers, directors, managers, principal shareholders and their officers and directors and key gaming employees will be subject to strict scrutiny and full suitability and approval by the Louisiana Gaming Control Board in connection with our renewal application. The factors that the Louisiana Gaming Control Board has stated it will consider, among others, in order to renew our license, include

         /bullet/ our compliance with all the requirements of the Louisiana gaming act,
         /bullet/ the approval of various systems and procedures, /bullet/ the demonstration of good character including an examination of criminal and civil records and
         /bullet/ methods of business practice.

         The Louisiana Gaming Control Board may also seek to impose, as a condition of the license renewal, certain Louisiana, minority and female procurement goals on us. As a result of the Justice Department's recent indictments of former Louisiana Governor Edwin Edwards and other persons on charges relating to, among other things, gaming licenses in Louisiana, the Louisiana regulators are applying greater scrutiny to the suitability and business practices of the licensees. We believe we will receive a renewal of our license, but we can not assure as to whether or when the license will be extended, or the extent of any restrictions that may be imposed as a condition to the issuance of any renewed license. If we lose our license or if it is suspended or not renewed, it would have a material adverse effect on us. See "Risk Factors--Regulation."

         Other regulations imposed by the Louisiana gaming act or rules adopted under it include, but are not limited to, the following:

         /bullet/ we must periodically submit financial and operating reports to the Louisiana Gaming Control Board;
         /bullet/ owners holding greater than a 5% interest in us must be found suitable by the Louisiana Gaming Control Board;
         /bullet/ any individual who is found to have a material relationship to, or involvement with, us may be required to be investigated for suitability;
         /bullet/ if a director, officer, or key employee of ours were found to be unsuitable, we would have to sever all relationships with that person;
         /bullet/ the transfer of a license or permit or an interest in a license or permit is prohibited without prior approval; /bullet/ we must notify the Louisiana Gaming Control Board of any withdrawals of capital, loans, advances, or distributions in excess of 5% of retained earnings upon completion of such transaction; and
         /bullet/ we must give prior notification to the Louisiana Gaming
                  Control Board if we apply for or receive, accept or modify the terms of any loan or other financing transaction. In some cases, the Louisiana Gaming Control Board will be required to investigate the reported transaction and to either approve or disapprove the transaction.

         The Louisiana gaming act or rules adopted under it specify certain restrictions and conditions relating to the operation of riverboat gaming, including the following:

         /bullet/ gaming is not permitted while a riverboat is docked, other than the 45 minutes between excursions, and during times when dangerous weather or water conditions exist as certified by the riverboat's master;
         /bullet/ each round-trip riverboat cruise may not be less than three nor more than eight hours in duration, subject to specified exceptions;
         /bullet/ agents of the Louisiana Gaming Control Board are permitted on board at any time during gaming operations;
         /bullet/ gaming devices, equipment and supplies may only be purchased or leased from permitted suppliers;
         /bullet/ gaming may only take place in the designated gaming area while the riverboat is upon a designated river or waterway;
         /bullet/ gaming equipment may not be possessed, maintained or exhibited by any person on a riverboat except in the specifically
                  designated gaming area, or a secure area used for inspection, repair or storage of such equipment;
         /bullet/ wagers may be received only from a person present on a licensed riverboat;
         /bullet/ persons under 21 are not permitted on gaming vessels;
         /bullet/ except for slot machine play, wagers may be made only with tokens, chips or electronic cards purchased from the licensee aboard a riverboat;
         /bullet/ licensees may only use docking facilities and routes for which they are licensed and may only board and discharge passengers at the riverboat's licensed berth;
         /bullet/ licensees must have adequate protection and indemnity insurance;
         /bullet/ licensees must have all necessary federal and state licenses, certificates and other regulatory approvals prior to operating a riverboat; and
         /bullet/ gaming may only be conducted in accordance with the terms of the license, the Louisiana gaming act and the rules and regulations adopted by the Louisiana Gaming Control Board.

         Fees for conducting gaming activities on a riverboat pursuant to the Louisiana gaming act include

         /bullet/ $50,000 per riverboat for the first year of operation and
                  $100,000 per year per riverboat thereafter plus
         /bullet/ 18.5% of net gaming proceeds.

         The Louisiana gaming act also authorizes the local governing body to assess a boarding fee up to $2.50 in East Baton Rouge Parish. The City of Baton Rouge has imposed an admission fee of $2.50 for each patron boarding the vessel. For fiscal year ended November 30, 1998, our boarding fee expense was $3,480,000. For competitive reasons, we and the Belle of Baton Rouge have elected not to collect boarding fees from patrons.

         Proposals to amend or supplement the Louisiana gaming act are frequently introduced in the Louisiana state legislature. In addition, the state legislature from time to time considers proposals to repeal the Louisiana gaming act, which would effectively prohibit riverboat gaming in the State of Louisiana. Although we do not believe that a prohibition of riverboat gaming in Louisiana is likely, we can not assure you that changes in the Louisiana gaming law will not occur or that such changes will not have a material adverse affect on our business. On November 5, 1996, in the six parishes in which riverboats are currently located, including East Baton Rouge Parish, where we are located, voters approved the continuation of riverboat gaming. In East Baton Rouge Parish and the six parishes as a whole, the vote in favor of riverboat gaming was 59% and 66%, respectively.

         At the present time, gaming is authorized between cruising excursions if the vessel is docked for less than forty-five minutes between such excursions and at such other times as the master of the vessel certifies in writing that existing weather or water conditions present a danger to the riverboat, passengers or crew. Legislation may be proposed that could involve


         /bullet/ the expansion of cruising requirements;
         /bullet/ the creation of "phantom" cruises;
         /bullet/ the establishment of a minimum number of annual cruises a vessel must take; or
         /bullet/ the authorization of unrestricted dockside gaming.

         We do not believe that any legislation which would expand cruising requirements would be successful due to the fiscal and safety concerns articulated to the Louisiana Gaming Control Board in its extensive review of all riverboat licensees that are required to cruise. An expansion of cruising requirements could have a negative impact on future gaming revenue and state tax revenue. See "Risk Factors--Regulation."

         We are currently undergoing a scheduled state audit review of our accounting procedures and reporting of revenue from our Caribbean Stud poker table games. The review has resulted in us being required to remit additional gaming taxes of $248,000 plus interest of $65,000 for the audit period of December 1994 through December 1998.

         In 1994, a stock transfer between shareholders of CRC, which is a 59% shareholder of us, was completed. Due to the regulatory purview of the Louisiana Department of Safety and corrections Office of the State Police, Riverboat Gaming Enforcement Division over the changes in ownership of casinos, the transaction required approval prior to being completed. CRC, through us, failed to timely seek approval of the transfer. On September 9, 1998, we and the division entered into a Joint Motion for Entry of Decree which acknowledges we inadvertently failed to timely seek the approval of the stock transfer.

         We are the licensee which has standing before the division, and as a result of the acknowledgment, the division imposed a fine of $200,000 on us and we also agreed to reimburse the division $50,000 for its costs and expenses. Since the fine and imposition of costs were a result of CRC's inadvertent failure to timely seek approval, CRC reimbursed us for the fine and costs which the division imposed on us.

         In August 1996, President Clinton signed a bill creating the National Gambling Impact Study Commission, composed of individuals associated with the gaming industry as well as individuals who are openly opposed to legalized gaming, to examine the economic and social impact of gaming. The commission began a series of hearings on June 20, 1997 and is scheduled to release a report on its findings, together with recommended legislation and administrative action, on or before June 20, 1999. The commission has announced that it is considering recommending that the expansion of gambling be curtailed. Any additional regulation of the gaming industry resulting from the commission's recommendations could have a material adverse impact on the gaming industry, including us.

UNITED STATES COAST GUARD


         Each cruising riverboat also is regulated by the United States Coast Guard. Those regulations

         /bullet/ affect boat design,
         /bullet/ stipulate
                  /bullet/ on-board facilities,
                  /bullet/ equipment and
                  /bullet/ personnel and
         /bullet/ restrict the number of persons who can be aboard the boat at any one time.

         Our riverboat must hold, and currently possesses, a Certificate of Inspection. If we lose our Certificate of Inspection we could not operate our vessel as an operating riverboat. For vessels of our type, the inspection cycle is every five years. Our riverboat is scheduled to be inspected no later than December 1999. Although the vessel may be drydocked periodically for inspection of the hull, which would result in a temporary loss of service of up to two weeks, we believe that we will be able to avoid a drydock inspection and the potential closure associated with such an inspection by utilizing an alternative underwater inspection.

         All of our shipboard employees employed on our vessel, even those who have nothing to do with the actual operation of the vessel, such as dealers, cocktail hostesses and security personnel, may be subject to the Merchant Marine Act of 1920, which, among other things, exempts those employees from state limits on workers' compensation awards. we believe that we have adequate insurance to cover employee claims.


THE SHIPPING ACT OF 1916; THE MERCHANT MARINE ACT OF 1936


         The Shipping Act of 1916 and the Merchant Marine Act of 1936 and applicable regulations contain provisions which would prevent persons who are not citizens of the United States from holding in the aggregate more than 25% of our outstanding common stock. Our Articles of Incorporation provide that, in the event a shareholder's ownership prevents us from complying with the foreign shareholder limits imposed by these acts, that shareholder will be required, within 30 days, to cure the problem, or we will be entitled to purchase the requisite percentage from that shareholder at the price the shareholder paid to acquire it. We may make our payment in cash, notes or preferred stock which, in the opinion of a nationally recognized investment banking firm, has a value equal to the amount that we must pay.


GENERAL NON-GAMING REGULATION


         We are subject to federal, state and local environmental and safety and health laws, regulations and ordinances that apply to non-gaming business generally, such as the

         /bullet/ Clean Air Act,
         /bullet/ Federal Water Pollution Control Act,
         /bullet/ Occupational Safety and Health Act,
         /bullet/ Resource Conservation Recovery Act,
         /bullet/ Oil Pollution Act and
         /bullet/ Comprehensive Environmental Response, Compensation and
                  Liability Act.

         We have not incurred, and do not expect to incur material expenditures with respect to those laws. We can not assure you that we will not incur material liability pursuant to those laws in the future.

PAID ADVERTISING AND MARKETING


         The FCC prohibits broadcasters from accepting advertising that actively promotes gaming, but the FCC does not ban all advertising for casinos. Federal regulations also restrict the circulation of certain materials related to gaming through the United States mail.


DISCOURAGEMENT OF SHARE ACCUMULATIONS


         Louisiana state law requires the approval of shareholders over certain thresholds and may discourage accumulations over those limits. The provisions may discourage changes in our control. The federal laws referred to above may also discourage ownership by shareholders that are not United States citizens.


                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


         Set forth below is certain information with respect to our directors and executive officers.


NAME                          AGE       POSITION
----                          ---       --------

Sherwood M. Weiser........    68        Chairman of the Board of Directors
Dan S. Meadows............    52        President and Vice Chairman of the Board of Directors
Thomas L. Meehan..........    54        Director
Leon R. Tarver II.........    57        Director
W. Peter Temling..........    51        Chief Financial Officer, Secretary, Treasurer and Director
Dale A. Darrough..........    52        General Manager


         The following information summarizes the business experience during at least the past five years of each director and executive officer of the Company.


         SHERWOOD M. WEISER has been our Chairman of the Board of Directors since September 1998. Mr. Weiser also is Chairman of the Board of Directors, President and Chief Executive Officer of CRC and held the same positions with CHC International, Inc., a predecessor of CRC, from March 1994 until June 1998. From 1990 to March 1994, Mr. Weiser served as Chairman and Chief Executive Officer of TCC, a predecessor of CHC. Mr. Weiser is a member of the Board of Directors of Carnival Corp. and serves as a member of the Nominating Committee and Chairman of the Compensation Committee and Plan Administration Committee of the Board of Directors of Carnival Corp. Mr. Weiser is also a member of the Board of Directors of Mellon United National Bank, a subsidiary of Mellon Bank, Winsloew Furniture, Inc. and Wyndham International, Inc. He is trustee of the University of Miami.

         DAN S. MEADOWS has been our President and one of our directors since October 1993. He has been Vice Chairman of our Board of Directors since September 1998. From our incorporation until October 1993, he served as our Secretary/Treasurer. He was elected a director in July 1993. From April 1993 to April 1995, Mr. Meadows was based in Baton Rouge and was directly responsible for the development and licensing of the Casino Rouge. Mr. Meadows and Mr. Thomas L. Meehan are the co-owners of Synura, Inc., which provided funding for two corporations in which they own a significant interest: Sportlite, Inc., an Arizona corporation involved in the development and marketing of energy saving lighting, and us. Prior to co-founding Synura, Mr. Meadows was involved in real estate development and marketing for 19 years.

         THOMAS L. MEEHAN has been one of our directors since September 1998. Mr. Meehan also served as the Chairman of the Board of Directors of the Company from its inception until October 1993. Mr. Meehan is President and Chairman of the Board of Sportlite, Inc. and Chairman of the Board of Synura. In 1979, Mr. Meehan co-founded National Electric, Inc. ("NEI") and served as President and Director from 1979 until 1989. In 1987, NEI merged its business with Westinghouse Electric Corporation to become Aptus. Mr. Meehan presently is a member of the Board of Directors of Manchester Commercial Finance and Intergenerational Living and Health Care.

         LEON R. TARVER II has been one of our directors of the Company since December 1994. Since January 1997, he has been President, and since January 1992, Professor of Public Administration, of Southern University in Baton Rouge. From February 1994 through December 1996, Mr. Tarver was Chancellor for Administration of Southern University. From August 1989 to January 1992, Mr. Tarver served as the Secretary of the Louisiana Department of Revenue and Taxation.

         W. PETER TEMLING has been our Chief Financial Officer, Secretary and Treasurer since May 1998 and became one of our directors in September 1998. From October 1993 to May 1998 he was our acting Chief Financial Officer. He was one of our directors from November 1993 through November 1994. He also is Executive Vice President/Finance and Chief Financial Officer and a director of CRC and held the same positions with CHC from 1994 until June 1998. Prior to the formation of CHC in March 1994, Mr. Temling held similar positions with TCC. Mr. Temling joined TCC in 1981 after serving 12 years with the Sheraton Corporation, where his responsibilities included business planning for more than 100 hotels, the opening of hotels worldwide and directing the financial functions for the franchise division consisting of 400 hotels and inns. Mr. Temling also is a certified public accountant.

         DALE A. DARROUGH has been our General Manager since February 1996. From October 1995 to February 1996, he served as Executive Vice President, Operations, with Shuffle Master Gaming, Inc. Prior to that time, from August 1995, Mr. Darrough was a consultant to Hyatt Development Corp. He held positions with Bally's Casino Resort from April 1991 to July 1995, most recently as Senior Vice President, Casino Operations.


EXECUTIVE COMPENSATION


         The following table provides a summary of the compensation for the fiscal years ended November 30, 1998, 1997 and 1996 of our Chairman of the Board, our President and the other executive officers who received cash compensation in excess of $100,000 during fiscal 1998 from the Company.


                           SUMMARY COMPENSATION TABLE

                                                                  OTHER ANNUAL
NAME AND POSITION               YEAR       SALARY       BONUS    COMPENSATION(1)
Sherwood M. Weiser(2)           1998         $--         $--           $--
   Chairman of the Board

Robert B. Sturges(3)            1998         $--         $--           $--
   Chairman of the Board        1997         $--         $--           $--
                                1996         $--         $--           $--

Dan S. Meadows(4)               1998         $--         $--           $--
   President and Vice           1997         $--         $--           $--
   Chairman of the Board        1996         $--         $--           $--

Dale A. Darrough                1998      $181,557     $40,000         $--
   General Manager              1997      $161,000     $50,000         $--
                                1996      $120,785       $--           $--

(1) Aggregate amount of other annual compensation does not exceed the lesser of $50,000 or 10% of executive officers's salary and bonuses.
(2) Mr. Weiser became our Chairman of the Board in September 1998. Mr. Weiser is compensated by CRC for his services to CRC . While CRC provides his services to us under the management agreement, CRC also provides management services to other unrelated entities, and Mr. Weiser's compensation from CRC is not contingent upon or related to the amount of time he devotes to our operations or our results.
(3) Mr. Sturges resigned from the position of our Chairman of the Board in September 1998. Mr. Sturges is compensated by CRC. While CRC provides services to us under the management agreement, CRC also provides services to other unrelated entities, and Mr. Sturges' compensation from CRC is not contingent upon or related to the amount of time he devoted to our operations or our results.
(4) Mr. Meadows together with Mr. John R. Rauen, Senior Vice President/Operations of CRC, serve as the only members of the Executive Committee of our Board of Directors. They do not receive any compensation from us. They are reimbursed their reasonable expenses for Board of Directors meetings attended as explained below in "--Compensation of Directors." Under the agreement he has with CRC Mr. Meadows received from CRC the amount of $132,000 in fiscal 1998, $136,000 in fiscal 1997 and $172,000 in fiscal 1996 from the amounts we paid CRC under its management agreement with us. See "Principal Shareholders" and "Certain Relationships and Related Transactions."


COMPENSATION OF DIRECTORS


         Our Directors who are either employees of ours or elected pursuant to the Shareholder Agreement, dated October 8, 1993 by and among us, CRC, Jerry L. Bayles, Dan S. Meadows, Leon R. Tarver and Thomas L. Meehan are reimbursed their reasonable expenses for meetings attended but do not receive any separate compensation. As a director, Mr. Tarver receives an annual retainer of $10,000 and reimbursement of reasonable expenses for meetings attended. On December 1, 1994, we issued 2,450 shares of our common stock to Mr. Tarver, which are now fully vested. In addition, Mr. Tarver receives $24,000 annually to serve as Chairman of our Minority Business and Economic Advisory Committee. Our Audit Committee consists of Messrs. Meadows, Rauen, Temling, Meehan and Tarver.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


         We have no standing Compensation Committee of the Board of Directors; therefore, all members of the Board of Directors participate in deliberations concerning executive officer compensation.


                             PRINCIPAL SHAREHOLDERS


The following table sets forth certain information regarding beneficial ownership of our common stock as February 28, 1999 by

         /bullet/ each person who beneficially owns more than 5% of our common stock,
         /bullet/ each of our directors,
         /bullet/ each of our executive officers listed in the Summary
                  Compensation Table who is not a director and
         /bullet/ all of our executive officers and directors as a group.

                                                 COMMON STOCK          PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER         BENEFICIALLY OWNED(1)    OF CLASS
------------------------------------         ---------------------    --------
CRC Holdings, Inc.,(3)
d/b/a Carnival Resorts and Casinos
3250 Mary Street
Miami, FL 33133 ..........................          588,200             59.0%


Dan S. Meadows
2231 E. Camelback Road
Suite 202
Phoenix, AZ 85016 ........................          130,711             13.1%

Jerry L. Bayles
2236 Estate Road
Baton Rouge, LA 70808.....................          130,711             13.1%

Thomas L. Meehan
7331 Tilden Lane
Naples, FL 34108..........................          130,711             13.1%

Sherwood M. Weiser(3)
CRC Holdings, Inc.
3250 Mary Street
Miami, FL 33133...........................          588,200             59.0%

W. Peter Temling(3)
CRC Holdings, Inc.
3250 Mary Street
Miami, FL 33133...........................            --                 --

Leon R. Tarver, II
16215 Chadsford Avenue
Baton Rouge. LA 70817.....................           2,450               (2)

Dale A. Darrough
1717 North River Road
Baton Rouge, LA 70802.....................            --                  --

All directors and executive officers
     as a group (six persons)(3)..........          852,072             85.5%

(1) The voting and investment power with regard to the shares of common stock beneficially owned by all shareholders are restricted by the shareholder agreement.
(2)      Less than 1%.
(3) Mr. Weiser and Mr. Temling are principal shareholders and officers of CRC. Mr. Weiser has the right to vote in excess of 50% of the outstanding common stock of CRC, including the shares held by Mr. Temling. Mr. Weiser may therefore be deemed the beneficial owner of the shares of our common stock held by CRC.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         We and CRC are parties to a Casino Consulting and Management Agreement, dated December 11, 1992, as amended. Under the management agreement, prior to the opening of the Casino Rouge, CRC provided us with consulting and technical services in connection with the planning, development and equipping of the Casino Rouge. CRC assisted us in preparing the Casino Rouge for operations, including

         /bullet/ hiring a full staff of employees, /bullet/ designing the Casino Rouge,
         /bullet/ establishing accounting systems, and
         /bullet/ developing marketing and casino operations concepts.

         Upon opening of the Casino Rouge, CRC commenced handling all aspects of Casino Rouge's management under the management agreement. The management agreement expires in December 2004, but CRC may extend it at its option for an additional 10-year period. CRC is entitled to an annual management fee equal to 2% of our gross revenues plus 5% of our total operating income. By a separate agreement, CRC has agreed to pay one-half of its 5% fee of our total operating income to Dan S. Meadows, Jerry L. Bayles and Thomas L. Meehan, aggregate holders of approximately 39% of our common stock. Mr. Meadows also serves as our President and Vice Chairman of our Board and Mr. Meehan serves as one of our directors. For the fiscal year ended ended November 30, 1998 we paid CRC $2,195,000 under the management agreement and CRC paid Messrs. Meadows, Bayles and Meehan an aggregate of $396,000 under its agreement with them. For the fiscal year ended November 30, 1997 we paid CRC $2,214,000 under the management agreement and CRC paid Messrs. Meadows, Bayles and Meehan an aggregate of $407,000 under its agreement with them. For the fiscal year ended November 30, 1996 we paid CRC $2,567,000 under the management agreement and CRC paid Messrs. Meadows, Bayles and Meehan an aggregate of $516,000 under its agreement with them.

         On September 22, 1993, CRC extended us a $2 million credit facility. When we issued our 1993 Notes, CRC converted all of the $2 million of indebtedness then outstanding into 20% of our the common stock. In October 1993, we issued and sold to CRC 40% of our then issued and outstanding common stock for $3 million pursuant to a stock purchase agreement among us, CRC and Messrs. Meadows, Bayles and Meehan. We and Messrs. Meadows, Bayles and Meehan, on the one hand, and CRC on the other, agreed to indemnify each other in the event of certain breaches of the stock purchase agreement. We and Messrs. Meadows, Bayles and Meehan further agreed to indemnify CRC in the event of certain liabilities arising out of activities prior to the date of the stock purchase agreement.

         Other than warrantholders who exercised warrants to purchase approximately 1.4% of our common stock, all of our shareholders are parties to the shareholder agreement discussed above under the caption "Management -- Compensation of Directors" with regard to our ongoing operation, management and financing. This shareholder agreement requires that all actions by our Board of Directors must be approved by a majority approval of the directors. The shareholder agreement also provides for an executive committee of our Board, consisting of one nominee of CRC and one nominee of the individual shareholders. Currently Mr. Rauen is CRC's nominee and Mr. Meadows is the representative of our individual shareholders. All of the executive committee's actions require the unanimous approval of both members. Unless rescinded by a vote of the holders of 51% of our outstanding common stock, the shareholder agreement provides that the executive committee is delegated all of the duties and responsibilities of our Board of Directors. The shareholder agreement also provides that certain actions cannot be taken without the approval of the holders of either 51% or 67% of our outstanding common stock, as the case may be, including:

         /bullet/ the authorization or issuance of any additional common stock or any securities convertible into or rights to acquire common stock;
         /bullet/ the sale, lease, transfer, mortgage, pledge or other disposition of or the acquisition of any of our assets, other than in the ordinary course of developing or operating the Casino Rouge;
         /bullet/ the authorization or execution of contracts for major landsite improvements, any amendment to the landsite lease and contracts for acquiring additional land as part of the Casino Rouge;
         /bullet/ all submissions to the Louisiana Gaming Control Board and any modification or amendment of any approvals or licenses; /bullet/ the redemption, retirement, purchase or other acquisition by us of any of our common stock and the declaration of any dividend or distribution on account of any capital stock or any merger, consolidation, split, reverse split or other change of our capitalization;
         /bullet/ the election of any additional members of our Board of
                  Directors;
         /bullet/ the approval of the operational budget for the Casino Rouge presented by CRC pursuant to the management agreement; /bullet/ the resolution of any deadlock between the members of the executive committee;
         /bullet/ any amendment to our Articles of Incorporation or By-laws; and /bullet/ the initiation or settlement of any material litigation or other dispute by or against us.

         The shareholder agreement also limits the transfer of our common stock owned by the shareholders that are parties to the agreement. The shares of common stock to be issued in connection with the recent exercise of our warrants will not become subject to the transfer restrictions contained in the shareholder agreement. These restrictions will also lapse upon our consummation of a public offering of our common stock. Additionally, any transfer of our common stock is subject to any required regulatory approvals. The transferee must agree to hold its shares subject to the terms of the shareholder agreement and must be of such character and reputation so as not to jeopardize any regulatory approval that we or any of our shareholders and affiliates held. Any transfer, other than to permitted transferees, is subject to a right of first refusal by the other parties. If the management agreement terminates for any reason, CRC has the right to make an offer to sell to the other shareholders all its shares of our common stock or to purchase from the other shareholders all their shares of our common stock on the terms set forth in the offer. The shareholder agreement also requires CRC, to the extent required by any individual vendor or supplier, to negotiate and enter into a guaranty of our payment obligations under agreements to lease or purchase gaming equipment. The terms of such guaranties shall be subject to the approval of CRC.

         In 1994, a stock transfer between shareholders of CRC, which is a 59% shareholder of us, was completed. Due to the regulatory purview of the Louisiana Department of Safety and corrections Office of the State Police, Riverboat Gaming Enforcement Division over the changes in ownership of casinos, the transaction required approval prior to being completed. CRC, through us, failed to timely seek approval of the transfer. On September 9, 1998, we and the division entered into a Joint Motion for Entry of Decree which acknowledges we inadvertently failed to timely seek the approval of the stock transfer.

         We are the licensee which has standing before the division, and as a result of the acknowledgment, the division imposed a fine of $200,000 on us and we also agreed to reimburse the division $50,000 for its costs and expenses. Since the fine and imposition of costs were a result of CRC's inadvertent failure to timely seek approval, CRC reimbursed us for the fine and costs which the division imposed on us.

         On November 30, 1998, we redeemed from Thomas L. Meehan the 11,000 outstanding shares of our Redeemable Preferred Stock for an aggregate payment of $1,760,000. We effected the redemption in accordance with the terms of that preferred stock.

                              DESCRIPTION OF NOTES

GENERAL


         The following summary of the material provisions of the indenture and the Security Documents (as defined) and the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the indenture and the Security Documents, including the definitions therein of certain terms used below. Copies of the forms of indenture, the Security Documents and the registration rights agreement are available from us upon request. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

         The Series B Notes, like the Senior Secured Notes, will be issued pursuant to the indenture. The terms of the Series B Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The terms of the Series B Notes are substantially identical to the terms of the Senior Secured Notes, except that


         /bullet/ the Series B Notes will not be subject to the restrictions on transfer unless they are held by

           /bullet/ broker-dealers,

           /bullet/ persons who participated in the distribution of the
                    Senior Secured Notes or
           /bullet/ their affiliates and

         /bullet/ the registration rights agreement covenants regarding registration and any related liquidated damages that have accrued and are unpaid with respect to registration defaults will have been deemed satisfied.


         The Series B Notes are subject to all such terms, and Holders of the Series B Notes are referred to the indenture and the Trust Indenture Act for a statement thereof.

         The Series B Notes will be senior secured obligations of ours and will rank senior in right of payment to all of our existing and future subordinated Indebtedness and PARI PASSU in right of payment with all of our existing and future senior Indebtedness.

         The indenture will allow us to designate certain of our Subsidiaries as Unrestricted Subsidiaries.

         The Series B Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.


PRINCIPAL, MATURITY AND INTEREST


         The indenture does not limit the aggregate principal amount of Series B Notes that may be issued thereunder and provides that subject to the covenant in the indenture described under "--Certain Covenants--Limitation on Incurrence of Indebtedness," additional Series B Notes may be issued thereunder from time to time, without the consent of the Holders of previously issued Senior Secured Notes and Series B Notes, in an aggregate principal amount to be determined from time to time by us. The Senior Secured Notes and the Series B Notes will mature on December 1, 2005. Interest on the Senior Secured Notes and the Series B Notes will be payable semi-annually on June 1 and December 1 of each year, commencing on June 1, 1999, to Holders of record on the immediately preceding May 15 and November 15, respectively. The Senior Secured Notes and the Series B Notes will bear interest at 11% per annum from the date of original issue. Interest on the Senior Secured Notes and the Series B Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Senior Secured Notes and the Series B Notes will be payable both as to principal and interest at the office or agency of ours maintained for such purpose within the City of New

York or, at our option, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders. Until otherwise designated by us, our office or agency will be the office of the U.S. Bank Trust National Association as trustee under the indenture maintained for such purpose. If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.


REDEMPTION



         AT OUR OPTION. Except as set forth below, the Senior Secured Notes and the Series B Notes are not redeemable at our option prior to December 1, 2002. Thereafter, the Senior Secured Notes and the Series B Notes will be subject to redemption at our option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices set forth below, plus accrued and unpaid interest thereon, if any, to the applicable date of redemption, if redeemed during the 12-month period beginning on December 1 of the years indicated below:

                                                     REDEMPTION
                  YEAR                                 PRICE
                  ----                               ----------
                  2002..........................     105.50%
                  2003..........................     102.75%
                  2004 and thereafter...........     100.00%

         The foregoing redemption prices are expressed as a percentage of the principal amount of the Series B Notes that we redeem.



         Notwithstanding the foregoing, at any time or from time to time prior to December 1, 2001, we may redeem up to one-third of the aggregate principal amount of the Senior Secured Notes or the Series B Notes at a redemption price of 111% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, through the applicable date of redemption, with the net cash proceeds of one or more Public Equity Offerings; provided, that

         /bullet/ such redemption shall occur within 60 days of the date of closing of such Public Equity Offering and

         /bullet/ at least two-thirds of the aggregate principal amount of Senior Secured Notes and the Series B Notes issued on or after the Issue Date remains outstanding immediately after giving effect to each such redemption.


         The Senior Secured Notes and the Series B Notes will also be redeemable, in whole or in part, at any time upon not less than 20 Business Days nor more than 60 days notice at 100% of the principal amount thereof plus accrued and unpaid interest thereon to the redemption date, pursuant to a Required Regulatory Redemption. In the event of a Required Regulatory Redemption we may redeem the Senior Secured Notes and Series B Notes at any earlier date that a Governmental Authority may order.


         If less than all of the Senior Secured Notes or the Series B Notes are to be redeemed at any time, selection of Senior Secured Notes or the Series B Notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Senior Secured Notes or the Series B Notes are listed, or, if the Senior Secured Notes or the Series B Notes are not so listed, on a PRO RATA basis, by lot or by such method as the trustee deems to be fair and appropriate; provided, that Senior Secured Notes or the Series B Notes of $1,000 or less may not be redeemed in part. Except in the case of a Required Regulatory Redemption requiring less notice, notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at such Holder's registered address. If any Senior Secured Note or Series B Note is to be redeemed in part only, the notice of redemption that relates to such Senior Secured Notes and the Series B Notes will state the portion of the principal amount thereof to be redeemed. A new Senior Secured Note and the Series B Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Senior Secured Note or the Series B Note. On and after the date of redemption, interest will cease to accrue on Senior Secured Notes or the Series B Notes or portions thereof called for redemption.

         MANDATORY. The Senior Secured Notes and the Series B Notes will not be entitled to any mandatory redemption or sinking fund.


SUBSIDIARY GUARANTORS


         The repayment of the Senior Secured Notes and the Series B Notes will be unconditionally and irrevocably guaranteed, jointly and severally, by all future Restricted Subsidiaries. On the date of the indenture, we had no Subsidiaries. The indenture provides that so long as any Senior Secured Notes or Series B Notes remain outstanding, any future Restricted Subsidiary of us shall enter into a Subsidiary Guaranty.

         If we sell all of the Capital Stock of any Subsidiary Guarantor to a Person and we use the Net Proceeds from such Asset Sale in accordance with the terms of the covenant described under "--Limitation on Asset Sales," then such Subsidiary Guarantor shall be released and discharged from all of its Obligations under its Subsidiary Guaranty and the indenture.


         The Obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the Obligations of such other Subsidiary Guarantor under its Subsidiary Guaranty, result in the Obligations of such Subsidiary Guarantor under its Subsidiary Guaranty not constituting a fraudulent conveyance or fraudulent transfer under federal or state law or render a Subsidiary Guarantor insolvent.

SECURITY


         We have assigned and pledged as collateral to the trustee, for the benefit of the trustee and the Holders, as security our obligations with respect to the Senior Secured Notes and the Series B Notes

         /bullet/ the riverboat and the land-based facility comprising the
                  Casino Rouge,
         /bullet/ all additions or improvements thereon, and /bullet/ all real property, furniture, fixtures and equipment, inventory, accounts, contract rights and other general intangibles, cash, trademarks and trade names

         We refer to those items in this section as the "Collateral," but the term "Collateral" does not include the Excluded Assets.

         The security interest in the Collateral is a first priority security interest, subject to certain exceptions permitted by the indenture and the Security Documents. The security interest in favor of the trustee and the Holders will be created in the riverboat pursuant to a first preferred ship mortgage, in real property Collateral pursuant to mortgages or deeds of trust, and in all other Collateral pursuant to a security agreement from us in favor of the trustee.

         The proceeds of any sale of the Collateral pursuant to the indenture and the Security Documents following an Event of Default may not be sufficient to satisfy payments due on the Senior Secured Notes and the

Series B Notes. In addition, the ability of the Holders to realize upon the Collateral may be limited pursuant to applicable laws, including gaming, bankruptcy or securities laws.

         If an Event of Default occurs and is continuing, the trustee, on behalf of the Holders, in addition to any rights or remedies available to it under the indenture and the Security Documents, may take such action as it deems advisable to protect and enforce its rights in the Collateral, including the institution of sale or foreclosure proceedings. The proceeds received by the trustee from any such sale or foreclosure will be applied by the trustee

         /bullet/ first to pay the expenses of such sale or foreclosure and fees and other amounts then payable to the trustee under the indenture, and
         /bullet/ thereafter to pay amounts due and payable with respect to the Senior Secured Notes and the Series B Notes.

         CERTAIN GAMING LAW LIMITATIONS. The trustee's ability to foreclose upon the Collateral will be limited by relevant gaming laws, which generally require that Persons who own or operate a casino or purchase or sell gaming equipment hold a valid gaming license or permit. No Person can hold a license in the State of Louisiana unless the Person is found qualified or suitable by the relevant Gaming Authorities. In order for the trustee to be found qualified or suitable such Gaming Authorities would have discretionary authority to require the trustee and any or all of the Holders to file applications, be investigated and be found qualified or suitable as an owner or operator of gaming establishments. The applicant for qualification, a finding of suitability or licensing must pay all costs of such investigation. If the trustee is unable or chooses not to qualify, be found suitable, or licensed to own, operate or sell such assets, it would have to retain an entity licensed to operate or sell such assets. In addition, in any foreclosure sale or subsequent resale by the trustee, licensing requirements under the relevant gaming laws may limit the number of potential bidders and may delay any sale, either of which events could have an adverse effect on the sale price of such Collateral. Therefore, the practical value of realizing on the Collateral may, without the appropriate approvals, be limited.


         CERTAIN BANKRUPTCY LIMITATIONS. The right of the trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against us prior to the trustee having repossessed and disposed of the Collateral. Under the Bankruptcy Code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral owned as of the date of the bankruptcy filing even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." These protections also extend to any proceeds, products, offspring, rents or profits of such collateral to the extent provided by the Security Agreement and by applicable nonbankruptcy law. The meaning of the term "adequate protection" may vary according to circumstances. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Senior Secured Notes and the Series B Notes could be delayed following commencement of a bankruptcy case, whether or when the trustee could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the Senior Secured Notes and the Series B Notes, the Holders would hold secured claims to the extent of the value of the Collateral to which the Holders are entitled, and would hold unsecured claims with respect to such shortfall. Applicable federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, in the event that we become the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be fraudulent conveyances and preferences.

         Further, certain limitations exist under the Merchant Marine Act of 1936 on the ability of non-U.S. citizens to realize upon collateral consisting of vessels documented under the laws of the United States. To the extent that the Holders are non-U.S. citizens, such limitation could adversely affect the ability of the trustee to complete foreclosure on the Collateral. Also, the trustee may be required to foreclose through a federal court admiralty proceeding. Such a proceeding would entail compliance with notice and other procedural requirements, and could require posting of a substantial bond with the U.S. Marshall.


REPURCHASE UPON CHANGE OF CONTROL


         Upon the occurrence of a Change of Control, we will be required to offer to repurchase all of the Senior Secured Notes and the Series B Notes then outstanding at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. Within 30 days following any Change of Control, we must mail or cause to be mailed a notice to each Holder stating, among other things:

         /bullet/ the purchase price and the purchase date, which will be no earlier than 30 days nor later than 45 days from the date such notice is mailed;
         /bullet/ that any Holder electing to have Senior Secured Notes or the Series B Notes purchased pursuant to a Change of Control offer will be required to surrender the Senior Secured Notes or the Series B Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Senior Secured Notes and the Series B Notes completed, to the paying agent with respect to the Senior Secured Notes and Series B Notes at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control payment date; and
         /bullet/ that the Holder will be entitled to withdraw such election if the paying agent receives, not later than the close of business on the second Business Day preceding the Change of Control payment date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Senior Secured Notes and the Series B Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Senior Secured Notes or the Series B Notes purchased.

         We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Senior Secured Notes or the Series B Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the "Change of Control" provisions of the indenture by virtue thereof.

         On the Change of Control payment date, we will, to the extent lawful,

         /bullet/ accept for payment the Senior Secured Notes and the Series B
                  Notes or portions thereof tendered pursuant to the Change of Control offer,
         /bullet/ deposit with the paying agent an amount equal to the Change of Control payment in respect of all Senior Secured Notes and Series B Notes or portions thereof so tendered and not withdrawn, and
         /bullet/ deliver or cause to be delivered to the trustee the Senior
                  Secured Notes and the Series B Notes so accepted, together with an officers' certificate stating that the Senior Secured Notes and the Series B Notes or portions thereof tendered to us are accepted for payment. The paying agent will promptly mail to each Holder of Senior Secured Notes or the Series B Notes so accepted payment in an amount equal to the purchase price for such notes, and the trustee will authenticate and mail to each Holder a new Senior Secured Note or Series B Note equal in principal amount to any unpurchased portion of the Senior Secured Note or the Series B Notes surrendered, if any; provided, that each such new Senior Secured Notes or the Series B Note will be in the principal amount of $1,000 or an integral multiple thereof. The trustee may also effect the transfer by book entry. We will announce the result of the Change of Control offer on or as soon as practicable after the Change of Control payment date.


         Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders to require that we repurchase or redeem the Senior Secured Notes or the Series B Notes in the event of a takeover, recapitalization or similar restructuring.

         There can be no assurance that sufficient funds will be available at the time of any Change of Control offer to make required repurchases.

         We will not be required to make a Change of Control offer upon a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by us and purchases all Senior Secured Notes and the Series B Notes validly tendered and not withdrawn under such Change of Control offer.

         The term "all or substantially all" as used in the definition of Change in Control has not been interpreted under New York law to represent a specific quantitative test. As a consequence, in the event the Holders elect to exercise their rights under the indenture and we elects to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the trustee or the Holders from successfully asserting that a Change in Control has occurred.


CERTAIN COVENANTS


         LIMITATION ON RESTRICTED PAYMENTS. We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:

         /bullet/ declare or pay any dividend or make any distribution on account of any Equity Interests of us or any of its Subsidiaries or, make any other payment to any Excluded Person or Affiliate thereof other than
                  /bullet/ dividends or distributions payable in Equity
                           Interests other than Disqualified Stock of us or
                  /bullet/ amounts payable to us or any Restricted Subsidiary; /bullet/ purchase, redeem or otherwise acquire or retire for value any
                  Equity Interest of us, any Subsidiary or any other Affiliate of us other than any Equity Interest we own or any of our Restricted Subsidiary its own;
         /bullet/ make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any of our Indebtedness or any Indebtedness of any Subsidiary Guarantor that is subordinated in right of payment to the Senior Secured Notes or the Series B Notes or such Subsidiary Guarantor's Subsidiary Guaranty, as the case may be, prior to any scheduled principal payment, sinking fund payment or other payment at the stated maturity thereof; or
         /bullet/ make any Restricted Investment;

         We refer to all of these payments and other actions as "Restricted Payments." We may make a Restricted Payment if at the time of such Restricted
Payment:

         /bullet/ no Default or Event of Default has occurred and is continuing or would occur as a consequence of the Restricted Payment, /bullet/ immediately after giving effect to such Restricted Payment on a pro forma basis, the Interest Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Restricted Payment is made would have been not less than 2.0 to 1.0, and
         /bullet/ such Restricted Payment, together with the aggregate of all other Restricted Payments made after the Issue Date, is less than the sum of
                  /bullet/ 50% of our Consolidated Net Income for the period from December 1, 1997 to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, taken as a single accounting period. If such Consolidated Net Income for such period is a deficit, we must include 100% of such deficit, plus
                  /bullet/ 100% of the aggregate net cash proceeds we ultimately received from the issuance or sale, other than to a Subsidiary, of Equity Interests of ours, other than Disqualified Stock, after the Issue Date and on or prior to the time of such Restricted Payment, plus
                  /bullet/ 100% of the aggregate net cash proceeds we ultimately received from the issuance or sale, other than to a Subsidiary, of any convertible or exchangeable debt security of ours that has been converted or exchanged into Equity Interests of ours, other than Disqualified Stock, pursuant to the terms thereof after the Issue Date and on or prior to the time of such Restricted Payment plus
                  /bullet/ the aggregate Return from Unrestricted Subsidiaries after the Issue Date and on or prior to the time of such Restricted Payment.

         For these purposes we will include Restricted Payments permitted by the first two bullet points below, but will exclude Restricted Payments permitted by the other bullet points below, in determining the amount of the Restricted Payment permitted by this bullet point.

         The value of any such payment, if other than cash, will be determined in good faith by our Board of Directors and evidenced by a resolution set forth in an Officers' Certificate delivered to the trustee.


The foregoing provisions will not prohibit:


         /bullet/ the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would not have been prohibited by the provisions of the Indenture;
         /bullet/ the redemption, purchase, retirement or other acquisition of any Equity Interests of ours or Indebtedness of ours or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale to any Person, other than to a Subsidiary, of other Equity Interests of ours, other than Disqualified Stock;
         /bullet/ the satisfaction of our obligations with respect to the Warrants, in accordance with the terms thereof as in effect on the Issue Date;
         /bullet/ the redemption, repurchase or payoff of any Indebtedness of us or a Restricted Subsidiary with proceeds of any Refinancing Indebtedness permitted to be incurred pursuant to the provision described under "--Limitation on Incurrence of Indebtedness";
         /bullet/ transactions contemplated by the management agreement as in effect on the Issue Date; and
         /bullet/ any
                  /bullet/ employment agreements, arrangements and plans
                           entered into by us or any Restricted Subsidiary and the granting of awards thereunder in each case in the ordinary course of business with the approval of the disinterested members of our Board of Directors or, if none, unanimously by our Board of Directors;
                  /bullet/ reasonable and customary fees and compensation paid to and indemnity provided on behalf of our directors; and

                  /bullet/ customary reimbursement of travel and similar
                           expenses in the ordinary course of business.

         Not later than the date of making any Restricted Payment, will deliver to the trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon our latest available financial statements.

         LIMITATION ON INCURRENCE OF INDEBTEDNESS. We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly,


         /bullet/ create, incur, issue, assume, acquire, guaranty or otherwise become directly or indirectly liable with respect to, contingently or otherwise, any Indebtedness or
         /bullet/ issue any Disqualified Stock.

         Provided, that we and our Restricted Subsidiaries may incur Indebtedness and we may issue shares of Disqualified Stock if


         /bullet/ no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to such incurrence or issuance, and
         /bullet/ the Interest Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been not less than 2.5 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.


         Provided, that in the case of Indebtedness other than Indebtedness outstanding under
         /bullet/ the Revolving Credit Facility,
         /bullet/ Purchase Money Obligations,
         /bullet/ Capital Lease Obligations or
         /bullet/ Acquired Debt

The Weighted Average Life to Maturity and final stated maturity of such Indebtedness is greater than the Weighted Average Life to Maturity and final stated maturity of the Senior Secured Notes or the Series B Notes. Accrual of interest, accretion of accreted value, and the payment of interest in the form of additional Indebtedness will not be deemed to be the incurrence of Indebtedness for purpose of this covenant.



         Notwithstanding the foregoing, the foregoing limitations will not prohibit the incurrence of:



         /bullet/ Indebtedness under the Revolving Credit Facility; provided, that the aggregate principal amount of Indebtedness so incurred on any date, together with all other Indebtedness incurred pursuant to this bullet point and outstanding on such date, shall not exceed $5 million less the aggregate amount of commitment reductions contemplated by the third bullet point under the caption "Limitation on Asset Sales;"
         /bullet/ Purchase Money Obligations; provided, that the aggregate principal amount of Indebtedness so incurred on any date, together with all other Indebtedness incurred pursuant to this clause and outstanding on such date, shall not exceed $2.5 million;
         /bullet/ Performance bonds, appeal bonds, surety bonds, insurance obligations or bonds and other similar bonds or obligations, such as Obligations under letters of credit, incurred in the ordinary course of business;
         /bullet/ Hedging Obligations incurred to fix the interest rate on any variable rate Indebtedness otherwise permitted by the Indenture; provided, that the notional principal amount of each such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates;

         /bullet/ Indebtedness outstanding on the Issue Date, including the Senior Senior Secured Notes outstanding on the Issue Date and the Subsidiary Guaranties thereof; and
         /bullet/ Indebtedness issued in exchange for, or the proceeds of which are contemporaneously used to extend, refinance, renew, replace, or refund (collectively, "Refinance"), Indebtedness incurred pursuant to the Interest Coverage Ratio test set forth above or the bullet point above or this bullet point (the "Refinancing Indebtedness"); provided, that
                  /bullet/ the principal amount of such Refinancing Indebtedness does not exceed the principal amount of Indebtedness so Refinanced (including any required premiums and out-of-pocket expenses reasonably incurred in connection therewith),
                  /bullet/ the Refinancing Indebtedness has a final scheduled maturity that equals or exceeds the final stated maturity, and a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity, of the Indebtedness being Refinanced and
                  /bullet/ the Refinancing Indebtedness ranks, in right of
                           payment, no more favorable to the Senior Secured Notes and the Series B Notes than the Indebtedness being Refinanced.

         LIMITATION ON ASSET SALES. We will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless:


         /bullet/ we or such Restricted Subsidiary receives consideration at the time of such Asset Sale not less than the fair market value of the assets subject to such Asset Sale;
         /bullet/ at least 80% of the consideration for such Asset Sale is in the form of
                  /bullet/ cash,
                  /bullet/ Cash Equivalents or
                  /bullet/ liabilities ours or any Restricted Subsidiary that are
                           /bullet/ assumed by the transferee of such assets and /bullet/ not by their terms subordinated to the
                                    Senior Secured Notes and Series B Notes or any Subsidiary Guaranty, provided, that following such Asset Sale there is no further recourse to us or our Restricted Subsidiaries with respect to such liabilities; and
          /bullet/ within 270 days of such Asset Sale, the Net Proceeds thereof are
                  /bullet/ invested in assets related to our business or that of our Restricted Subsidiaries,
                  /bullet/ applied to repay Indebtedness under Purchase Money
                           Obligations incurred in connection with the asset so sold,
                  /bullet/ applied to repay Indebtedness under the Revolving
                           Credit Facility and permanently reduce the commitment thereunder in the amount of the Indebtedness so repaid or
                  /bullet/ to the extent not used as provided above applied to make an offer to purchase Senior Secured Notes and Series B Notes as described below; provided, we will not be required to make that offer until the amount of excess proceeds is greater than $5,000,000.

         In the case of an Event of Loss of the Casino Rouge or any replacement Gaming Vessel, any Net Proceeds that we invest in assets must be invested in a Gaming Vessel having a fair market value, as determined by an independent appraisal, at least equal to the fair market value of the Casino Rouge or such replacement vessel immediately preceding such Event of Loss.


         Notwithstanding the foregoing, we shall not be permitted to directly or indirectly sell, assign, lease, convey or otherwise dispose of the Casino Rouge or any replacement vessel (other than in connection with an Event of Loss) unless, within 60 days of such disposition, we replace the Casino Rouge or such replacement vessel with a Gaming Vessel having a fair market value, as determined by an independent appraisal, at least equal to the fair market value of the Casino Rouge or such replacement vessel immediately preceding such disposition.

         Pending the final application of any Net Proceeds, we may temporarily reduce Indebtedness under the Revolving Credit Facility or temporarily invest such Net Proceeds in Cash Equivalents.

         Net Proceeds not invested or applied as set forth in the preceding bullet points constitute "Excess Proceeds." If we elects, or becomes obligated to make an excess proceeds offer, we will offer to purchase Senior Secured Notes and the Series B Notes having an aggregate principal amount equal to the excess proceeds, at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. We must commence such excess proceeds offer not later than 30 days after the expiration of the 270 day period following the Asset Sale that produced such excess proceeds. If the aggregate purchase price for the Senior Secured Notes and the Series B Notes tendered pursuant to the excess proceeds offer is less than the excess proceeds, we and our Restricted Subsidiaries may use the portion of the excess proceeds remaining after payment of such purchase price for general corporate purposes.

         The indenture provides that each excess proceeds offer will remain open for a period of 20 Business Days and no longer, unless a longer period is required by law. Promptly after the termination of the excess proceeds offer period, we will purchase and mail or deliver payment for the Purchase Amount for the Senior Secured Notes and the Series B Notes or portions thereof tendered, pro rata or by such other method as may be required by law, or, if less than the purchase amount has been tendered, all Senior Secured Notes and the Series B Notes tendered pursuant to the excess proceeds offer. The principal amount of Senior Secured Notes and the Series B Notes to be purchased pursuant to an excess proceeds offer may be reduced by the principal amount of Senior Secured Notes and the Series B Notes acquired by us through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the date of the Asset Sale and surrendered to the trustee for cancellation.

         Any excess proceeds offer will be conducted in compliance with applicable regulations under the federal securities laws, including Rule 14e-1 under the Securities Exchange Act of 1934. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the indenture, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the indenture by virtue thereof.

         The indenture provides that we will not, and will not permit any of our Restricted Subsidiaries to, create or suffer to exist or become effective any restriction that would impair our ability to make an excess proceeds offer upon an Asset Sale or, if such excess proceeds offer is made, to pay for the Senior Secured Notes and the Series B Notes tendered for purchase.

         LIMITATION ON LIENS. We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset of ours or of any Restricted Subsidiary, whether now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

         LIMITATION ON RESTRICTIONS ON SUBSIDIARY DIVIDENDS. We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

         /bullet/ pay dividends or make any other distributions to us or any of its Restricted Subsidiaries
                  /bullet/ on such Restricted Subsidiary's Capital Stock or /bullet/ with respect to any other interest or participation in, or measured by, such Restricted Subsidiary's profits, or
         /bullet/ pay any Indebtedness owed to us or any of its Restricted
                  Subsidiaries,
         /bullet/ make loans or advances to us or any of its Restricted
                  Subsidiaries, or

         /bullet/ transfer any of its assets to us or any of its Restricted
                  Subsidiaries, except, for such encumbrances or restrictions existing under or by reason of:
                  /bullet/ a Revolving Credit Facility entered into during the six month period commencing on the Issue Date or any other Revolving Credit Facility containing dividend or other payment restrictions that are not more restrictive than those contained in the documents governing the initial facility;
                  /bullet/ the indenture, the Security Documents and the Senior
                           Secured Notes and the Series B Notes;
                  /bullet/ applicable law;
                  /bullet/ Acquired Debt; provided, that such encumbrances and restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;
                  /bullet/ customary non-assignment and net worth provisions of any contract, lease or license entered into in the ordinary course of business;
                  /bullet/ customary restrictions on the transfer of assets
                           subject to a Permitted Lien imposed by the holder of such Lien; and
                  /bullet/ the agreements governing permitted Refinancing
                           Indebtedness, provided, that such restrictions contained in any agreement governing such Refinancing Indebtedness are no more restrictive than those contained in any agreements governing the Indebtedness being refinanced.


         MERGER, CONSOLIDATION OR SALE OF ASSETS. We may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the consolidated properties or assets of our Restricted Subsidiaries and us in one or more related transactions to, any other Person, unless:

         /bullet/ we are the surviving Person or the Person formed by or surviving any such consolidation or merger or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;
         /bullet/ the Person formed by or surviving any such consolidation or merger or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all our Obligations of ours, pursuant to a supplemental indenture and in a form reasonably satisfactory to the trustee, under the Senior Secured Notes, the Series B Notes, the indenture, the Security Documents and the registration rights agreement;
         /bullet/ immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default exists; and /bullet/ we, or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made,
                  /bullet/ has Consolidated Net Worth immediately after the
                           transaction equal to or greater than our Consolidated Net Worth immediately preceding the transaction, without giving effect to any purchase accounting adjustments that may result from the transaction, and
                  /bullet/ will be permitted, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the covenant described under "--Limitation on Incurrence of Indebtedness."

         In the event of any transaction, other than a lease, described in and complying with the conditions listed in the immediately preceding paragraph in which we are not the surviving Person, such surviving Person or transferee shall succeed to, and be substituted for, and may exercise every right and power of, ours under, and we shall be discharged from our Obligations under, the indenture, the Senior Secured Notes, the Series B Notes and the registration rights agreement.

         LIMITATION ON TRANSACTIONS WITH AFFILIATES. We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guaranty with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), except for:

         /bullet/ Affiliate Transactions that, together with all related
                  Affiliate Transactions, have an aggregate value of not more than $1,000,000; provided, that such transactions are conducted in good faith and on terms that are no less favorable to us or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by us or such Restricted Subsidiary on an arm's-length basis from a Person that is not an Affiliate of us or such Restricted Subsidiary;
         /bullet/ Affiliate Transactions that, together with all related
                  Affiliate Transactions, have an aggregate value of not more than $5,000,000; provided, that a majority of the disinterested members of our Board of Directors us determine that such transactions are conducted in good faith and on terms that are no less favorable us or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by us or such Restricted Subsidiary on an arm's-length basis from a Person that is not an Affiliate of us or such Restricted Subsidiary; or
         /bullet/ Affiliate Transactions for which we deliver to the trustee an opinion as to the fairness to us or such Restricted Subsidiary from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.


         Notwithstanding the foregoing, the following will be deemed not to be Affiliate Transactions:



         /bullet/ transactions between or among us and/or any or all of the
                  Subsidiary Guarantors, and
         /bullet/ Restricted Payments permitted by the provisions of the indenture described above under "-- Limitations on Restricted Payments." These Restricted Payments will include transactions contemplated by the Management Agreement as in effect on the Issue Date).

         RESTRICTION ON SALE AND ISSUANCE OF SUBSIDIARY STOCK. We will not, and will not permit any Restricted Subsidiary to issue or sell, any Equity Interests of any Restricted Subsidiary to any Person other than us or a Wholly Owned Subsidiary of us, other than directors' qualifying shares; provided, that we and our Restricted Subsidiaries may sell all, but not less than all, of the Capital Stock of a Restricted Subsidiary owned by us and our Restricted Subsidiaries if the net proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "--Limitation on Asset Sales."


         SUBSIDIARY GUARANTORS. We will cause each Restricted Subsidiary to

         /bullet/ execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee, pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of our Obligations under the Senior Secured Notes and the Series B Notes and the indenture on the terms set forth in the indenture and
         /bullet/ deliver to the trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation, of such Restricted Subsidiary, in each case subject to customary qualifications.

         Thereafter, such Restricted Subsidiary shall be a Subsidiary Guarantor for all purposes of the indenture.

         ADDITIONAL COLLATERAL. We will, and will cause each of the Subsidiary Guarantors to, grant to the trustee a first priority security interest in all Collateral, whether owned on the Issue Date or thereafter acquired, and to execute and deliver all documents and to take all action necessary or desirable to perfect and protect such a security interest in favor of the trustee.

         LIMITATION ON LINES OF BUSINESS. We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the reasonable good faith judgment of our Board of Directors, is a Related Business.

         REPORTS. Regardless of whether required by the rules and regulations of the SEC, so long as any Senior Secured Notes and the Series B Notes are outstanding, we will furnish to the trustee and Holders, within 15 days after we are or would have been required to file such with the SEC,

         /bullet/ all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by our independent certified public accountants and
         /bullet/ all information that would be required to be contained in a filing with the SEC on Form 8-K if we were required to file such reports. From and after the time we files a registration statement with the SEC with respect to the exchange offer, we will file such information with the SEC so long as the SEC will accept such filings.


EVENTS OF DEFAULT AND REMEDIES


         Each of the following will constitute an Event of Default under the indenture:


         /bullet/ default for 30 days in the payment when due of interest on the
                  Senior Secured Notes or the Series B Notes;
         /bullet/ default in payment of principal or any premium on the Senior Secured Notes or the Series B Notes when due at maturity, redemption, by acceleration or otherwise;
         /bullet/ default in the performance or breach of the covenants in the indenture described under "--Repurchase Upon Change of Control," "--Limitation on Asset Sales," or "--Merger, Consolidation or Sale of Assets;"
         /bullet/ failure by us or any Subsidiary Guarantor for 60 days after notice to comply with any other agreements in the indenture or the Senior Secured Notes or the Series B Notes;
         /bullet/ default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any Restricted Subsidiary or the payment of which is guaranteed by us or any Restricted Subsidiary, whether such Indebtedness or guaranty now exists or is created after the Issue Date, if /bullet/ either
                           /bullet/ such default results from the failure to pay
                                    principal of or interest on such
                                    Indebtedness or
                           /bullet/ as a result of such default the maturity of
                                    such Indebtedness has been accelerated, and
         /bullet/ the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment default has occurred, or the maturity of which has been so accelerated, exceeds $5,000,000 in the aggregate;
         /bullet/ failure by us or any Subsidiary to pay final judgments aggregating in excess of $5,000,000, which judgments are not discharged, bonded or stayed within 60 days after their entry, other than any judgment as to which a reputable insurance company has accepted full liability;

         /bullet/ the cessation of substantially all our gaming operations for more than 60 days, except as a result of an Event of Loss; /bullet/ any
                  /bullet/ revocation,
                  /bullet/ suspension,
                  /bullet/ expiration without previous or concurrent renewal or /bullet/ loss of any Gaming License for more than 60 days;
         /bullet/ any event of default under a Security Document; and /bullet/ certain events of bankruptcy or insolvency with respect to us or any of the Subsidiary Guarantors.


         If any Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Secured Notes and the Series B Notes may declare by written notice to us and the trustee all the Senior Secured Notes and the Series B Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Senior Secured Notes and the Series B Notes will become due and payable without further action or notice. Holders may not enforce the indenture or the Senior Secured Notes and the Series B Notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Senior Secured Notes and the Series B Notes may direct the trustee in its exercise of any trust or power.

         The Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the trustee, may on behalf of the Holders of all of the Senior Secured Notes and the Series B Notes


         /bullet/ waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Senior Secured Notes or the Series B Notes or a Default or an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Senior Secured Notes or Series B Note affected, and/or
         /bullet/ rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree if all existing Events of Default have been cured or waived, other than Events of Default arising by virtue of our nonpayment of principal or interest that has become due solely because of the acceleration.


         We are required, upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default and what action we are taking or propose to take with respect thereto.


NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS


         No director, officer, employee, incorporator or stockholder of us or any Subsidiary Guarantor, as such, will have any liability for any obligations of ours or any Subsidiary Guarantor under the Senior Secured Notes, the Series B Notes, the indenture or the registration rights agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Senior Secured Note or the Series B Note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.


LEGAL DEFEASANCE AND COVENANT DEFEASANCE


         We may, at our option and at any time, elect to have all of its obligations discharged with respect to the outstanding Senior Secured Notes and the Series B Notes except for

         /bullet/ the rights of Holders of outstanding Senior Secured Notes and the Series B Notes to receive payments in respect of the principal of, premium, if any, and interest on such Senior Secured Notes and the Series B Notes when such payments are due from the trust referred to below,
         /bullet/ our obligations with respect to the Senior Secured Notes and the Series B Notes concerning issuing temporary Senior Secured Notes and the Series B Notes, registration of Senior Secured Notes and the Series B Notes, mutilated, destroyed, lost or stolen Senior Secured Notes and the Series B Notes and the maintenance of an office or agency for payment and money for security payments held in trust,
         /bullet/ the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith and /bullet/ the legal defeasance provisions of the indenture.


         In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain material covenants that are described herein and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Senior Secured Notes and the Series B Notes. In the event covenant defeasance occurs, certain events described under "Events of Default" will no longer constitute Events of Default with respect to the Senior Secured Notes or the Series B Notes. However, non-payment, bankruptcy, receivership, rehabilitation and insolvency events will continue to constitute Events of Default after a covenant defeasance.


         In order to exercise either legal defeasance or covenant defeasance,

         /bullet/ we must irrevocably deposit with the trustee, in trust, for the benefit of the Holders,
                  /bullet/ cash in U.S. dollars,
                  /bullet/ non-callable Government Securities, or
                  /bullet/ a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Senior Secured Notes and the Series B Notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the Senior Secured Notes and the Series B Notes are being defeased to maturity or to a particular redemption date;
         /bullet/ in the case of legal defeasance, we shall have delivered to the trustee an opinion of counsel in the United States of America reasonably acceptable to the trustee confirming that /bullet/ we have received from,
                  /bullet/ there has been published by, the Internal Revenue
                           Service a ruling or
                  /bullet/ since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Senior Secured Notes and the Series B Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

         /bullet/ in the case of covenant defeasance, we shall have delivered to the trustee an opinion of counsel in the United States of America reasonably acceptable to the trustee confirming that the Holders of the outstanding Senior Secured Notes and the Series B Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

         /bullet/ no Default or Event of Default shall have occurred and be continuing on the date of such deposit, other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit;
         /bullet/ such legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound, other than the indenture;
         /bullet/ we must deliver to the trustee an Officers' Certificate stating that the deposit was not made by us with the intent of preferring the holders over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and
         /bullet/ we must deliver to the trustee an Officers' Certificate and an opinion of counsel, each stating, subject to certain factual assumptions and bankruptcy and insolvency exceptions, that all conditions precedent provided for in the indenture relating to the legal defeasance or the covenant defeasance have been complied with.



TRANSFER AND EXCHANGE


         A Holder may transfer or exchange Senior Secured Notes and the Series B Notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and we may require a Holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any Senior Secured Notes or the Series B Note selected for redemption. We are not required to transfer or exchange any Senior Secured Notes or the Series B Note for a period of 15 days before a selection of Senior Secured Notes or the Series B Notes to be redeemed.

         The registered holder of a Senior Secured Notes or the Series B Note will be treated as the owner of it for all purposes.


AMENDMENT, SUPPLEMENT AND WAIVER



         Except as provided in the next two paragraphs, the indenture and the Senior Secured Notes and the Series B Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Secured Notes and the Series B Notes then outstanding and any existing Default or Event of Default or compliance with any provision of the indenture or the Senior Secured Notes or Series B Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Secured Notes and the Series B Notes. In any of the cases described above we may include consents that we obtain in connection with a tender offer or exchange offer for Senior Secured Notes and the Series B Notes.

         Without the consent of each Holder affected, an amendment or waiver may not:

         /bullet/ reduce the principal amount of Senior Secured Notes or the Series B Notes whose Holders must consent to an amendment, supplement or waiver;
         /bullet/ reduce the principal of, or any premium or redemption premium on, or change the fixed maturity of any Senior Secured Notes or the Series B Note or alter the provisions with respect to the payment with respect to redemption of the Senior Secured Notes or Series B Notes or alter the price at which repurchases of the Senior Secured Notes or the Series B Notes may be made pursuant to an excess proceeds offer or change of control offer;
         /bullet/ reduce the rate of or change the time for payment of interest on any Senior Secured Note or Series B Note;

         /bullet/ waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Senior Secured Notes or Series B Notes;
         /bullet/ make any Senior Secured Notes or the Series B Note payable in money other than that stated in the Senior Secured Notes or the Series B Notes;
         /bullet/ make any change in the provisions of the indenture relating to waivers of past Defaults with respect to, or the rights of Holders to receive, payments of principal of or interest on the Senior Secured Notes or the Series B Notes;
         /bullet/ waive a redemption payment with respect to any Senior Secured
                  Note or Series B Note;
         /bullet/ adversely affect the contractual ranking of the Senior Secured
                  Notes or the Series B Notes or Subsidiary Guaranties; or /bullet/ make any change in the foregoing amendment and waiver provisions.

with respect to any Senior Secured Notes or Series B Notes held by a non-consenting Holder.

         Notwithstanding the fourth bullet point above, if at least a majority in aggregate principal amount of the Senior Secured Notes or the Series B Notes rescind an acceleration of the Senior Secured Notes or the Series B Notes by the Holders and waive the payment default that resulted from the acceleration, a non-consenting Holder will be bound by that recission and waiver with respect to its Senior Secured Notes or Series B Notes.


         Notwithstanding the foregoing, without the consent of the Holders, we and the trustee may amend or supplement the indenture or the Senior Secured Notes or the Series B Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Senior Secured Notes or the Series B Notes in addition to or in place of certificated Senior Secured Notes or the Series B Notes, to provide for the assumption of ours or the Subsidiary Guarantors' obligations to Holders in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the indenture or the Senior Secured Notes or the Series B Notes, to release any Subsidiary Guaranty permitted to be released under the terms of the indenture, or to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.


CONCERNING THE TRUSTEE


         The indenture contains certain limitations on the rights of the trustee, should it become a creditor of ours, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, that, if the trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, or resign.

         The Holders of a majority in principal amount of the then outstanding Senior Secured Notes or Series B Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs (and is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder, unless such Holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.


CERTAIN DEFINITIONS


         Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "ACQUIRED DEBT" means Indebtedness of a Person existing at the time such Person is merged with or into us or a Restricted Subsidiary or becomes a Restricted Subsidiary, other than Indebtedness incurred in connection with, or in contemplation of, such Person merging with or into us or a Restricted Subsidiary or becoming a Restricted Subsidiary.



         "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," "controlling," "controlled by" and "under common control with," as used with respect to any Person, will mean



         /bullet/ the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise or
         /bullet/ beneficial ownership of 10% or more of the voting securities of such Person.


         "ASSET SALE" means any



         /bullet/ direct or indirect sale, assignment, transfer, lease, conveyance, or other disposition (collectively, a "transfer"), other than in the ordinary course of business, of any assets of ours or any Restricted Subsidiary, including any transfer effected by means of a merger or consolidation;
         /bullet/ direct or indirect issuance or sale of any Capital Stock of any Restricted Subsidiary, in each case to any Person; or /bullet/ Event of Loss.


For purposes of this definition,


         /bullet/ any series of transactions that are part of a common plan shall be deemed a single Asset Sale and
         /bullet/ the term "Asset Sale" shall not include any
                  /bullet/ series of transactions that have a fair market
                           value, or result in gross proceeds, of less than $1 million, until the aggregate fair market value and gross proceeds of the transactions excluded from the definition of Asset Sale pursuant to this bullet point exceed $5 million,
                  /bullet/ disposition of all or substantially all of our
                           assets that is governed under and complies with the terms of the covenant described under "-- Certain Covenants--Merger, Consolidation or Sale of Assets,"
                  /bullet/ issuance of Capital Stock of any Restricted
                           Subsidiary in the form of directors' qualifying shares, or
                  /bullet/ issuance of Capital Stock of any Restricted
                           Subsidiary to us or a Restricted Subsidiary.


         "BENEFICIAL OWNER" has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934 (as in effect on the Issue
Date), whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.


         "BUSINESS DAY" means any day other than a Legal Holiday.

         "CAPITAL LEASE OBLIGATION" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

         "CAPITAL STOCK" means,


         /bullet/ with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents of corporate stock, and
         /bullet/ with respect to any other Person, any and all partnership or other equity interests of such Person.



         "CASH EQUIVALENT" means



         /bullet/ securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof if the full faith and credit of the United States of America is pledged in support thereof;
         /bullet/ time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $250,000,000 and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition;
         /bullet/ investments in money market funds substantially all of whose assets comprise securities of the type described in the previous two bullet points; and
         /bullet/ repurchase obligations for underlying securities of the types and with the maturities described above.



         "CHANGE OF CONTROL" means


         /bullet/ any

                  /bullet/ merger or consolidation of us with or into any Person
                           or
                  /bullet/ sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of our assets, on a consolidated basis,


in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s),

         /bullet/ any "person" or "group," other than an Excluded Person, is or becomes the "Beneficial Owner," directly or indirectly, of more than 50% of the total voting power in the aggregate of /bullet/ the Voting Stock of the transferee(s) or surviving entity or entities, or
                  /bullet/ our Voting Stock,
         /bullet/ during any period of 12 consecutive months after the Issue
                  Date, individuals who at the beginning of any such 12-month period constituted our Board of Directors cease for any reason to constitute a majority of our Board of Directors then in office, or
         /bullet/ we adopt a plan of liquidation.

         In this definition we use the terms "person" and "group" in the same manner as those terms are used under Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, regardless of whether those Sections would apply to the particular transaction at issue.

         For purposes of the bullet point above relating to the composition of our Board of Directors, we will deem the following new directors to have been members of our Board of Directors at the beginning of the 12-month period at issue:

         /bullet/ Any new director whose
                  /bullet/ election by our Board of Directors or /bullet/ nomination for election by our shareholders was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, and

         /bullet/ Any new director who was
                  /bullet/ designated or
                  /bullet/ provided for

                  in an agreement regarding the merger, consolidation or sale, transfer or other conveyance, of all or substantially all of our assets, if such agreement was approved by a vote of such majority of our directors.


         Notwithstanding anything to the contrary contained herein, "Change of Control" shall not be deemed to include any transaction between CRC and Jackpot Enterprises, Inc. or any of its Affiliates or among us, CRC and Jackpot Enterprises, Inc. or any of its Affiliates.


         "CONSOLIDATED EBITDA" means, with respect to any Person for any period, consolidated income or loss from operations of such Person and its subsidiaries for such period, determined in accordance with GAAP, plus any
         /bullet/ amortization,
         /bullet/ depreciation and
         /bullet/ other non-cash charges, such as /bullet/ amortization of goodwill,
                  /bullet/ deferred financing fees,
                  /bullet/ fees and charges relating to the issuance and
                           redemption of our 1998 Notes, and
                  /bullet/ other intangibles

to the extent that those amounts are deducted in calculating the income or loss from operations of such Person for such period, without duplication. However, the calculation of Consolidated EBITDA will not include or give effect to

         /bullet/ non-cash charges incurred after the Issue Date that require an accrual of or a reserve for cash charges for any future period,
         /bullet/ normally recurring accruals such as reserves against accounts receivables and
         /bullet/ Pre-Opening Expenses;



provided, that


                  /bullet/ the income from operations of any Person that is not a Wholly Owned Subsidiary of the referent Person or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid during such period to the referent Person or a Wholly Owned Subsidiary of the referent Person,
                  /bullet/ the income from operations of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and
                  /bullet/ the income from operations of any Restricted
                           Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners.


         "CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person for any period,



         /bullet/ the consolidated interest expense of such Person and its subsidiaries for such period, whether paid or accrued including
                  /bullet/ amortization of original issue discount, /bullet/ noncash interest payment, and
                  /bullet/ the interest component of Capital Lease Obligations,

to the extent such expense was deducted in computing Consolidated Net Income of such Person for such period less

         /bullet/ amortization expense,
         /bullet/ write-off of deferred financing costs and /bullet/ any charge related to any premium or penalty paid,

in each case accrued during such period in connection with redeeming or retiring any Indebtedness before its stated maturity, as determined in accordance with GAAP, to the extent such expense, cost or charge was included in the calculation made pursuant to the first bullet point of this definition.


         "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that



         /bullet/ the Net Income of any Person relating to any portion of such period that such Person
                  /bullet/ is not a Wholly Owned Subsidiary of the referent
                           Person or
                  /bullet/ is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Subsidiary of the referent Person during such portion of such period,

         /bullet/ the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and
         /bullet/ the Net Income of any Restricted Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners.



         "CONSOLIDATED NET WORTH" means, with respect to any Person, the total stockholders' equity of such Person determined on a consolidated basis in accordance with GAAP, excluding,



         /bullet/ the amount of any such stockholders' equity attributable to Disqualified Stock or treasury stock of such Person and its consolidated subsidiaries, and
         /bullet/ all upward revaluations and other write-ups in the book value of any asset of such Person or a consolidated subsidiary of such Person subsequent to the Issue Date, and
         /bullet/ all Investments in subsidiaries of such Person that are not consolidated subsidiaries and in Persons that are not subsidiaries of such Person.


         "DEFAULT" means any event that is, or after notice or the passage of time or both would be, an Event of Default.

         "DISQUALIFIED STOCK" means any Equity Interest that



         /bullet/ either by
                  /bullet/ its terms or
                  /bullet/ the terms of any security into which it is
                           convertible or for which it is exchangeable

         is or upon the happening of an event would be

                  /bullet/ required to be redeemed or repurchased prior to the final stated maturity of the Senior Secured Notes and Series B Notes or
                  /bullet/ redeemable at the option of the holder thereof at any time prior to such final stated maturity, or /bullet/ is convertible into or exchangeable at the option of the issuer thereof or any other Person for debt securities.


         "ENTERTAINMENT FACILITY" means a multi-purpose meeting and entertainment facility, owned by us or a Restricted Subsidiary, to be constructed on a portion of the Undeveloped Parcel.



         "EQUITY INTERESTS" means Capital Stock or warrants, options or other rights to acquire Capital Stock but does not include any debt security that is convertible into, or exchangeable for, Capital Stock.


         "EVENT OF LOSS" means, with respect to any property or asset, any


         /bullet/ loss, destruction or damage of such property or asset or /bullet/ any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.


         "EXCLUDED ASSET" means any asset encumbered by Liens permitted under the seventh, ninth or eleventh bullet points of the definition of "Permitted Liens." If a portion of the Collateral becomes an Excluded Asset after the Issue Date the trustee shall, simultaneous with the granting of the applicable Permitted Lien, release the Lien in favor of the trustee in such Excluded Asset; provided, that in addition to all other requirements under the indenture, prior to such release we have delivered to the trustee an Officer's Certificate certifying that the assets constituting the Collateral following such release include all of the assets necessary to permit us to conduct the Related Business in the same manner as such business is conducted on the Issue Date.



         "EXCLUDED PERSON" means any of CRC, Jackpot Enterprises, Inc., Dan S. Meadows, Jerry L. Bayles and Thomas L. Meehan, and all Related Persons of each such Person.


         "GAAP" or "GAAP" means generally accepted accounting principles, as in effect from time to time, set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and in the rules and regulations of the SEC.

         "GAMING LICENSES" means every material license, material franchise or other material approval or authorization required to own, lease, operate or otherwise conduct or manage riverboat, dockside or land-based gaming in any state or jurisdiction in which we or any of its Restricted Subsidiaries conduct business, and all applicable liquor licenses.


         "GAMING VESSEL" means a riverboat casino


         /bullet/ which is substantially similar in size and space to the Casino
                  Rouge,
         /bullet/ with at least the same overall qualities and amenities as the
                  Casino Rouge, and
         /bullet/ that is developed, constructed and equipped to be in compliance with all federal, state and local laws, including, without limitation, the cruising requirements of the Louisiana Act.

         In the event the laws of the State of Louisiana change to permit the development and operation of additional land-based casinos, the term "Gaming Vessel" shall be deemed to include a land-based casino meeting the requirements of the previous bullet points.


         "GOVERNMENTAL AUTHORITY" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof, and any maritime authority.


         "GUARANTY" or "GUARANTEE," used as a noun, means any guaranty, direct or indirect, in any manner, of all or any part of any Indebtedness or other Obligation, but does not include any endorsement of negotiable instruments for collection in the ordinary course of business. When used as a verb "guarantee," has a correlative meaning.


         "HEDGING OBLIGATIONS" means, with respect to any Person, the Obligations of such Person under


         /bullet/ interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and
         /bullet/ other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

         "HOLDER" means the Person in whose name a Senior Secured Note or Series B Note is registered in the register of the Senior Secured Notes or Series B Notes.

         "HOTEL FACILITY" means a hotel facility, owned by us or a Restricted Subsidiary, to be constructed on a portion of the Undeveloped Parcel.

         "INDEBTEDNESS" of any Person means


         /bullet/ all liabilities and obligations, contingent or otherwise, of such Person
                  /bullet/ in respect of borrowed money regardless of whether the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof,
                  /bullet/ evidenced by bonds, debentures, notes or other
                           similar instruments,
                  /bullet/ representing the deferred purchase price of property or services,
                  /bullet/ created or arising under any conditional sale or
                           other title retention agreement with respect to property acquired by such Person, even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property,
                  /bullet/ representing Capital Lease Obligations,
                  /bullet/ under bankers' acceptance and letter of credit
                           facilities,
                  /bullet/ to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified Stock, or
                  /bullet/ in respect of Hedging Obligations;
         /bullet/ all Indebtedness of others that is guaranteed by such Person;
                  and
         /bullet/ all Indebtedness of others that is secured by, or for which the holder of such Indebtedness has an existing or contingent right to be secured by, any Lien on property, tangible or intangible, owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

         Provided, that if the Person has not assumed or become liable for the payment of such Indebtedness its amount shall be be the lesser of


         /bullet/ the fair market value of such property at the time of determination and
         /bullet/ the amount of such Indebtedness.


         The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, the term Indebtedness shall not include obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, that such obligation is extinguished within two business days of its incurrence.


         Notwithstanding anything in this definition to the contrary, "Indebtedness" does not include trade payables on customary terms incurred in the ordinary course of business.


         "INTEREST COVERAGE RATIO" means, for any period, the ratio of

         /bullet/ our Consolidated EBITDA for such period, to /bullet/ our Consolidated Interest Expense for such period.

         In calculating Interest Coverage Ratio for any period, pro forma effect shall be given to the incurrence, assumption, guarantee, repayment, repurchase, redemption or retirement by us or any of its Subsidiaries of any Indebtedness subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated, as if the same had occurred at the beginning of the applicable period. For purposes of making the computation referred to above, acquisitions that have been made by us or any of our Restricted Subsidiaries, including all mergers and consolidations, subsequent to the commencement of such period shall be calculated on a pro forma basis, assuming that all such acquisitions, mergers and consolidations had occurred on the first day of such period and Consolidated EBITDA for such period shall be calculated without giving effect to the second bullet point of the proviso set forth in the definition of Consolidated EBITDA. Without limiting the foregoing, our financial information with respect to any portion of such period that falls before the Issue Date shall be adjusted to give pro forma effect to the issuance of the Senior Secured Notes and Series B Notes and the application of the proceeds therefrom as if they had occurred at the beginning of such period.


         "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons in the forms of loans, guaranties, advances or capital contributions excluding


         /bullet/ payroll commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business and
         /bullet/ bona fide accounts receivable arising from the sale of goods or services in the ordinary course of business consistent with past practice.

         Purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

         "ISSUE DATE" means the date upon which the Senior Secured Notes were first issued.


         "LEGAL HOLIDAY" means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.


         "LIEN" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, regardless of whether filed, recorded or otherwise perfected under applicable law including any
         /bullet/ conditional sale or other title retention agreement, /bullet/ lease in the nature thereof or, /bullet/ option or other agreement to sell or give a security interest in or filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction.


         "LOUISIANA ACT" means the Louisiana Riverboat Economic Development and Gaming Control Act, as amended from time to time.


         "NET INCOME" means, with respect to any Person for any period, the net income or loss of such Person for such period, determined in accordance with GAAP, excluding


         /bullet/ any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with any Asset Sales and dispositions pursuant to sale-leaseback transactions,
         /bullet/ any extraordinary gain or loss together with any related provision for taxes on such gain or loss and /bullet/ any Pre-Opening Expenses.

         For purposes of the foregoing, extraordinary losses will include losses, fees and charges related to the issuance and redemption of the 1998 Notes.


         "NET PROCEEDS" means the aggregate proceeds received in the form of cash or Cash Equivalents in respect of any Asset Sale, net of

         /bullet/ the reasonable and customary direct out-of-pocket costs relating to such Asset Sale including, /bullet/ legal fees,
                  /bullet/ accounting fees and
                  /bullet/ investment banking fees and sales commissions,

                  other than any such costs payable to an Affiliate of us,

         /bullet/ taxes actually payable directly as a result of such Asset
                  Sale, after taking into account any available tax credits or deductions and any tax sharing arrangements,

         /bullet/ amounts required to be applied to the permanent repayment of
                  Indebtedness in connection with such Asset Sale, and /bullet/ appropriate amounts provided as a reserve by us or any
                  Restricted Subsidiary, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by us or such Restricted Subsidiary, as the case may be, after such Asset Sale including
                  /bullet/ pension and other post-employment benefit
                           liabilities,
                  /bullet/ liabilities related to environmental matters and /bullet/ liabilities under any indemnification obligations arising from such Asset Sale.

         For these purposes, "Net Proceeds" will include any insurance or other payments in an Event of Loss and payments in respect of deferred payment obligations and any cash or Cash Equivalents received upon the sale or disposition of any non-cash consideration received in any Asset Sale, in each case when received.


         "1998 NOTES" means the $50 million aggregate principal amount of Senior Secured Increasing Rate Notes due 2001 we issued in November 1998.


         "OBLIGATION" means any principal, premium, interest, penalty, fee, indemnification, reimbursement, damage and other obligation and liability payable under the documentation governing any liability.



         "PERMITTED INVESTMENTS" means



         /bullet/ Investments in us or in any Restricted Subsidiary;
         /bullet/ Investments in Cash Equivalents;
         /bullet/ Investments in a Person, if, as a result of such Investment, such Person
                  /bullet/ becomes a Restricted Subsidiary, or /bullet/ is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, us or a Restricted Subsidiary;
         /bullet/ Hedging Obligations;
         /bullet/ Investments as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under the caption "Certain Covenants-- Limitation on Asset Sales;"
         /bullet/ Investments existing on the Issue Date;
         /bullet/ Investments paid for solely with our Capital Stock, other than
                  Disqualified Stock;
         /bullet/ credit extensions to gaming customers in the ordinary course of business, consistent with industry practice;
         /bullet/ stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to us in satisfaction of judgments; and
         /bullet/ loans or advances to employees of us and our Subsidiaries made in the ordinary course of business in an aggregate amount not to exceed $250,000 at any one time outstanding.



         "PERMITTED LIENS" means:



         /bullet/ Liens arising by reason of any judgment, decree or order of any court for an amount and for a period not resulting in an Event of Default with respect thereto, so long as such Lien is being contested in good faith and is adequately bonded, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally adversely terminated or the period within which such proceedings may be initiated shall not have expired;
         /bullet/ security for the performance of bids, tenders, trade, contracts or leases, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, consistent with industry practice, other than contracts for the payment of money;
         /bullet/ Liens for taxes, assessments or other governmental charges not yet due or that are being contested in good faith and by appropriate proceedings, other than taxes arising under the Employee Retirement Income Security Act of 1974, if adequate reserves with respect thereto are maintained on our books in accordance with GAAP;

         /bullet/ Liens of
                  /bullet/ carriers,
                  /bullet/ warehousemen,
                  /bullet/ mechanics,
                  /bullet/ landlords,
                  /bullet/ material men,
                  /bullet/ repairmen or
                  /bullet/ other like Liens arising by operation of law in the ordinary course of business consistent with industry practices, other than Liens arising under the Employee Retirement Income Security Act of 1974 and
                  /bullet/ Liens on deposits made to obtain the release of such
                           Liens if
                           /bullet/ the underlying obligations are not overdue
                                    for a period of more than 30 days or
                           /bullet/ such Liens are being contested in good faith
                                    and by appropriate proceedings and adequate reserves with respect thereto are maintained on our books in accordance with GAAP;
         /bullet/ easements, rights of way, zoning and similar restrictions and other similar encumbrances or title defects incurred in the ordinary course of business, consistent with industry practices that, in the aggregate, are not substantial in amount, and that do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of our business or any of its Subsidiaries; provided, that such Liens are not incurred in connection with any borrowing of money or any commitment to loan any money or to extend any credit;
         /bullet/ pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation;
         /bullet/ Liens securing Refinancing Indebtedness incurred in compliance with the indenture to refinance Indebtedness secured by Liens, provided, that
                  /bullet/ such Liens do not extend to any additional property or assets;
                  /bullet/ if the Liens securing the Indebtedness being
                           refinanced were subordinated to or PARI PASSU with the Liens securing the Senior Secured Notes or Series B Notes, the Subsidiary Guaranties or any intercompany loan, as applicable, such new Liens are subordinated to or PARI PASSU with such Liens to the same extent, and any related subordination or intercreditor agreement is confirmed; and
                  /bullet/ such Liens are no more adverse to the interests of
                           Holders than the Liens replaced or extended thereby; /bullet/ Liens that secure Acquired Debt, provided, that such Liens do not extend to or cover any property or assets other than those of the Person being acquired and were not put in place in anticipation of such acquisition;
         /bullet/ Liens that secure Purchase Money Obligations permitted to be incurred under the indenture or Capital Lease Obligations permitted to be incurred under the indenture, provided, that such Liens do not extend to or cover any property or assets other than those being leased;
         /bullet/ Liens securing Obligations under the indenture, the Senior
                  Secured Notes, the Series B Notes or the Security Documents; /bullet/ Liens on furniture, fixtures and equipment of us and our
                  Subsidiaries, and the proceeds of any or all the foregoing, securing Indebtedness incurred pursuant to the first bullet point under the caption "Limitation on Incurrence of Indebtedness;"
         /bullet/ with respect to any vessel included in the Collateral, certain maritime Liens, including Liens for crew's wages and salvage; /bullet/ Liens existing on the Issue Date securing Indebtedness outstanding under the 1998 Notes; provided, that such Liens are released on or prior to March 1, 1999;
         /bullet/ leases or subleases granted in the ordinary course of business not materially interfering with the conduct of the business of us or any of the Restricted Subsidiaries; and
         /bullet/ Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by us or any of its subsidiaries in the ordinary course of business.



         "PERSON" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

         "PRE-OPENING EXPENSES" means all pre-opening costs incurred in the construction and development of any of the Undeveloped Parcel, which are expensed in accordance with GAAP.


         "PUBLIC EQUITY OFFERING" means a bona fide underwritten public offering of our Qualified Capital Stock, pursuant to a registration statement filed with and declared effective by the SEC in accordance with the Securities Act of 1933.



         "PURCHASE MONEY OBLIGATIONS" means Indebtedness representing, or incurred to finance or to refinance Indebtedness incurred to finance, the cost


         /bullet/ of acquiring any assets and
         /bullet/ of construction or build-out of facilities, including Purchase
                  Money Obligations of any other Person at the time such other Person is merged with or into or is otherwise acquired by us; provided, that
                  /bullet/ the principal amount of such Indebtedness does not exceed 80% of such cost, including construction charges,
                  /bullet/ any Lien securing such Indebtedness does not extend to or cover any other asset or property other than /bullet/ the asset or property being so acquired, constructed or built and
                           /bullet/ in the case of the Hotel Facility or the
                                    Entertainment Facility, that portion of the Undeveloped Parcel on which such facility is constructed or built, and
         /bullet/ such Indebtedness is (or the Indebtedness being refinanced was) incurred, and any Liens with respect thereto are granted, within 180 days of the acquisition or commencement of construction or build-out of such property or asset.



         "QUALIFIED CAPITAL STOCK" means, with respect to any Person, Capital Stock of such Person other than Disqualified Stock.


         "RELATED BUSINESS" means the gaming, entertainment and hotel businesses conducted (or proposed to be conducted) by us and our Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of our Board of Directors are materially related businesses.


         "RELATED PERSON" means any Person who controls, is controlled by or is under common control with an Excluded Person; provided, that for purposes of this definition "control" means the beneficial ownership of more than 50% of the total voting power of the Voting Stock of a Person.


         "REQUIRED REGULATORY REDEMPTION" means a redemption by us of any Holder's Senior Secured Notes or Series B Notes pursuant to, and in accordance with, any order of any Governmental Authority with appropriate jurisdiction and authority relating to a Gaming License, or to the extent necessary in the reasonable, good faith judgment of our Board of Directors to prevent the loss, failure to obtain or material impairment or to secure the reinstatement of, any Gaming License, where such redemption or acquisition is required because the Holder or beneficial owner of Senior Secured Notes or Series B Notes is required to be found suitable or to otherwise qualify under any gaming laws and is not found suitable or so qualified within a reasonable period of time.


         "RESTRICTED INVESTMENT" means an Investment other than a Permitted Investment.

         "RESTRICTED SUBSIDIARY" means a Subsidiary other than an Unrestricted Subsidiary.

         "RETURN FROM UNRESTRICTED SUBSIDIARIES" means


         /bullet/ 50% of any dividends or distributions received by us or a Restricted Subsidiary from an Unrestricted Subsidiary, to the extent that such dividends or distributions were not otherwise included in our Consolidated Net Income, plus
         /bullet/ to the extent not otherwise included in Consolidated Net
                  Income of ours, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from /bullet/ repayments of the principal of loans or advances or other transfers of assets to us or any Restricted Subsidiary from Unrestricted Subsidiaries or
                  /bullet/ the sale or liquidation of any Unrestricted
                           Subsidiaries, plus
         /bullet/ to the extent that any Unrestricted Subsidiary of us is designated to be a Restricted Subsidiary, the fair market value of our Investment in such Subsidiary on the date of such designation.

         "REVOLVING CREDIT FACILITY" means any revolving credit agreement or similar instrument, including, without limitation, working capital or equipment purchase lines of credit, entered into by us governing the terms of a BONA FIDE borrowing by us from

         /bullet/ a third party financial institution that is primarily engaged in the business of commercial banking or /bullet/ a vendor or other provider of financial accommodations in connection with the purchase of equipment, in either case for valid business purposes, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith.


         "SUBSIDIARY" means, with respect to any Person,



         /bullet/ any corporation, association, limited liability company or other business entity of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and
         /bullet/ any partnership in which such Person or any of its subsidiaries is a general partner.


         "SUBSIDIARY" means any subsidiary of us.

         "SUBSIDIARY GUARANTY" means an unconditional and irrevocable guaranty by a Subsidiary Guarantor of the Obligations of us under the Senior Secured Notes or the Series B Notes and the indenture, on a senior unsecured basis, as set forth in the indenture, as amended from time to time in accordance with the terms thereof.

         "SUBSIDIARY GUARANTOR" means any Subsidiary that has executed and delivered in accordance with the indenture a Subsidiary Guaranty, and such Person's successors and assigns.


         "UNDEVELOPED PARCEL" means that portion of the land owned or leased by us at which the Casino Rouge is based and used for the development and construction of the Hotel Facility and/or the Entertainment Facility together with the five undeveloped acres of land located adjacent to the Casino Rouge's docking facilities.


         "UNRESTRICTED SUBSIDIARY" means any Subsidiary that, at or prior to the time of determination, shall have been designated by our Board of Directors as an Unrestricted Subsidiary; provided, that such Subsidiary

         /bullet/ is not a Subsidiary in existence on the Issue Date and /bullet/ does not hold any Indebtedness or Capital Stock of, or any
                  Lien on any assets of, us or any Restricted Subsidiary. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date. Our Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if /bullet/ such Indebtedness is permitted under the Interest
                           Coverage Ratio test set forth in the covenant described under the caption "--Certain Covenants--Limitation on Incurrence of Indebtedness" calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and
                  /bullet/ no Default or Event of Default would be in existence following such designation.

         We shall be deemed to make an Investment in each Subsidiary designated as an Unrestricted Subsidiary immediately following such designation in an amount equal to the Investment in such Subsidiary and its subsidiaries immediately prior to such designation. Any such designation by our Board of Directors shall be evidenced to the trustee by filing with the trustee a certified copy of our Board of Directors resolution giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions and is permitted by the covenant described above under the caption "--Certain Covenants--Limitation on Incurrence of Indebtedness."


         "VOTING STOCK" means, with respect to any Person,



         /bullet/ one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the Board of Directors, managers or trustees of such Person and
         /bullet/ any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in the preceding bullet point.

         A class of Capital Stock will be deemed to be Voting Stock if it has the general voting power to elect at least a majority of the Board of Directors, managers or trustees of such Person, even if, at the time, other Capital Stock of any other class or classes has or might have voting power by reason of the happening of any contingency.


         "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years obtained by dividing


         /bullet/ the then outstanding principal amount of such Indebtedness into
         /bullet/ the total of the product obtained by multiplying
                  /bullet/ the amount of each then remaining installment,
                           sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by
                  /bullet/ the number of years that will elapse between such date and the making of such payment.

         The number of years used in or resulting from this calculation will always be rounded to the nearest one-twelfth of a year.


         "WHOLLY OWNED SUBSIDIARY" of any Person means a subsidiary of such Person all the Capital Stock of which (other than directors' qualifying shares) is owned directly or indirectly by such Person; provided, that with respect to us, the term Wholly Owned Subsidiary shall exclude Unrestricted Subsidiaries.


BOOK ENTRY, DELIVERY AND FORM


         The Series B Notes initially will be represented by one or more Series B Notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

         Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Series B Notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes."

         Transfer of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

         The Series B Notes may be presented for registration of transfer and exchange at the offices of the Registrar.


DEPOSITORY PROCEDURES



         DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers, such as the initial purchaser of the Senior Secured Notes), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.


         DTC has also advised us that pursuant to procedures established by it,


         /bullet/ upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of Global Notes and
         /bullet/ ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through,
                  /bullet/ in the case of Participants, records maintained by
                           DTC and
                  /bullet/ in the case of other owners of beneficial interests in the Global Notes, records maintained by Participants and the Indirect Participants.


         Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations that are Participants in such system. All interests in a Global Note, may be subject to the procedures and requirements of DTC.

         The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest. For certain other restrictions on the transferability of the Notes, see "--Exchange of Book-Entry Notes for Certificated Notes."


         EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE SERIES B NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF SERIES B NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

         Payments in respect of the principal, premium, liquidated damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered Holder under the indenture. Under the terms of the indenture, we and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither we, the trustee nor any agent of us or the trustee has or will have any responsibility or liability for

         /bullet/ any aspect of DTC's records or any Participant's or Indirect
                  Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or
         /bullet/ any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

         DTC has advised us that its current practices, upon receipt of any payment in respect of securities such as the Series B Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of Series B Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the Series B Notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Series B Notes for all purposes. Interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

         DTC has advised us that it will take any action permitted to be taken by a Holder of Series B Notes only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Series B Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Series B Notes, DTC reserves the right to exchange Global Notes for legended Series B Notes in certificated form, and to distribute such Series B Notes to its Participants.

         The information in this section concerning DTC and its book-entry system has been obtained from sources believed to be reliable, but we takes no responsibility for the accuracy thereof.

         Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. The trustee will have no responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.


EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES


         A Global Note is exchangeable for definitive Series B Notes in registered certificated form if

         /bullet/ DTC

                  /bullet/ notifies us that it is unwilling or unable to
                           continue as depositary for the Global Note and we thereupon fails to appoint a successor depositary or
                  /bullet/ has ceased to be a clearing agency registered under the Securities Exchange Act of 1934,
         /bullet/ we, at our option, notify the trustee in writing that we elect to cause the issuance of the Series B Notes in certificated form or
         /bullet/ there shall have occurred and be continuing to occur a Default or an Event of Default with respect to the Series B Notes. In addition, beneficial interests in a Global Note may be exchanged for certificated Series B Notes upon request but only upon at least 20 days' prior written notice given to the trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated Series B Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).


CERTIFICATED NOTES


         Subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the trustee, exchange such beneficial interest for Series B Notes in certificated form (a "Certificated Note"). Upon any such issuance, the trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such Certificated Notes would be subject to the legend requirements described herein under "Notice to Investors." In addition, if

         /bullet/ we notify the trustee in writing that the DTC is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days or
         /bullet/ we, at our option, notify the trustee in writing that we elect to cause the issuance of Series B Notes in the form of Certificated Notes under the indenture, then, upon surrender by the Global Note Holder of its Global Note, Series B Notes in such form will be issued to each person that the Global Note Holder and the DTC identify as being the beneficial owner of the related Series B Notes.

         Neither we nor the trustee will be liable for any delay by the Global Note Holder or the DTC in identifying the beneficial owners of Series B Notes and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the DTC for all purposes.


SAME DAY SETTLEMENT AND PAYMENT



         The indenture requires that payments in respect of the Series B Notes represented by a Global Note be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, we will make all payments of principal, premium, if any, interest and liquidated damages, if any, thereon by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. We expect that secondary trading in the Certificated Notes will also be settled in immediately available funds.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The exchanges of Senior Secured Notes for Series B Notes in the exchange offer will have no United States federal income tax consequences to holders that are classified as United States persons for United States federal income tax and estate tax purposes. The holding period for the Series B Notes will include the holding period of the Senior Secured Notes and the basis of the Series B Notes will be the same as the basis of the Senior Secured Notes before the exchange.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF PARTICIPATING IN THE EXCHANGE OFFER.


                              PLAN OF DISTRIBUTION


         Each broker-dealer that receives New Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Series B Notes. A broker-dealer may use this prospectus, as it may be amended or supplemented, in connection with resales of Series B Notes that it receives in exchange for Senior Secured Notes acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for use in connection with those resales for a period of 180 days after the expiration date or until all participating broker-dealers have resold.

         We will not receive any proceeds from any sale of Series B Notes by broker-dealers. Broker-dealers may resell the Series B Notes that they receive for their own account in the exchange offer in one or more transactions

         /bullet/ in the over-the-counter market,
         /bullet/ in negotiated transactions,
         /bullet/ through the writing of options on the Series B Notes or /bullet/ a combination of those methods of resale.

         They may effect those sales at:

         /bullet/ market prices prevailing at the time of resale, /bullet/ prices related to the prevailing market prices or /bullet/ negotiated prices.

         Broker-dealers may make any resale directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concession from the selling broker-dealer and/or the purchasers of any Series B Notes. The SEC may deem any broker-dealer that resells Series B Notes that it received for its own account in the exchange offer and any broker-dealer that participates in a distribution of Series B Notes an "underwriter" within the meaning of the Securities Act. The SEC may deem any profit that those broker-dealers receive on any resale of Series B Notes and any commissions or concessions that they receive underwriting compensation under the Securities Act. The letter of transmittal states that, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act by acknowledging that it will deliver a prospectus or by delivering a prospectus.

         We have not entered into any arrangement or understanding with any person to distribute the Series B Notes to be received in the exchange offer, and to the best of our information and belief, each person participating in the exchange offer is acquiring the Series B Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Series B Notes it will receive in the exchange offer.

                                  LEGAL MATTERS

         Our legal counsel, Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida will pass upon validity of the Series B Notes that we are offering by this prospectus.


                             INDEPENDENT ACCOUNTANTS


         Our financial statements as of November 30, 1998 and 1997 and for each of the three fiscal years in the period ended November 30, 1998, included in this prospectus, have been audited by PricewaterhouseCoopers LLP, New Orleans, Louisiana, our independent accountants, as indicated in their report included herein.

                         LOUISIANA CASINO CRUISES, INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                      PAGE
                                                                      ----
FINANCIAL STATEMENTS FOR THE YEARS ENDED NOVEMBER 30, 1998 AND 1997

Report of Independent Accountants...................................   F-2

Balance Sheets as of November 30, 1998 and 1997.....................   F-3

Statements of Operations for the Years Ended
   November 30, 1998, 1997 and 1996.................................   F-4

Statements of Changes in Shareholders' Equity (Deficit)
   for the Years Ended November 30, 1996, 1997 and 1998.............   F-5

Statements of Cash Flows for the Years Ended
   November 30, 1998, 1997 and 1996.................................   F-6

Notes to Financial Statements.......................................   F-8


Report of Independent Accountants on Financial Statement Schedule...   F-16

Schedule of Valuation and Qualifying Accounts.......................   F-17


FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED FEBRUARY 28, 1999
AND 1998

Balance Sheets as of February 28, 1999 (unaudited) and
   November 30, 1998................................................   F-18

Statements of Operations for the Three Months Ended
   February 28, 1999 (unaudited)....................................   F-19

Statements of Changes in Shareholders' (Deficit) Equity
   for Three Months Ended February 28, 1999 (unaudited).............   F-20

Statements of Cash Flows for the Three Months Ended
   February 28, 1999 and 1998 (unaudited)...........................   F-21

Notes to Financial Statements (unaudited)...........................   F-23

                        Report of Independent Accountants

To the Board of Directors and Shareholders of Louisiana Casino Cruises, Inc.


         In our opinion, the accompanying balance sheets and the related statements of operations, changes in shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Louisiana Casino Cruises, Inc. at November 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
December 11, 1998, except for
Note 12 which is as of March 1, 1999.

                         LOUISIANA CASINO CRUISES, INC.
                                 BALANCE SHEETS
                        (in thousands, except share data)

                                                                                               NOVEMBER 30,
                                                                           --------------------------------------------------
                                                                                     1998                    1997
                                                                           -------------------------   ----------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                        $      13,525         $     7,924
     Restricted cash (Notes 1 and 3)                                                              -               4,807
     Receivables, less allowance for doubtful accounts
       of $123 and $298 at 1998 and 1997, respectively                                          332                 479
     Prepaid and other current assets                                                           756               1,103
     Inventories                                                                                452                 443
     Deferred tax asset  (Note 8)                                                             1,466               2,051
                                                                           -------------------------   ----------------------
                Total current assets                                                         16,531              16,807
Property and equipment, net                                                                  41,504              40,872
Prepaid and other assets                                                                      3,988               2,078
                                                                           -------------------------   ----------------------
Total assets                                                                          $      62,023         $    59,757
                                                                           =========================   ======================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Accounts payable                                                                 $       2,428         $     2,566
     Accrued liabilities                                                                      2,028               1,642
     Accrued interest                                                                           102               2,527
     First mortgage notes, net of original issue
       discount, current portion (Note 3)                                                         -               2,932
     Notes payable, current portion (Note 3)                                                      -                  18
     Other current liabilities                                                                  332                 240
     Estimated dispute resolution costs (Note 7)                                                  -               1,700
                                                                           ------------------------   ----------------------
                Total current liabilities                                                     4,890              11,625
First mortgage notes, net of original issue
     discount  (Note 3)                                                                      50,000              40,732
Deferred tax liability (Note 8)                                                               2,994               2,186
                                                                           -------------------------   ----------------------
                Total liabilities                                                            57,884              54,543
                                                                           -------------------------   ----------------------
Redeemable preferred stock (Note 4)                                                               -               1,628
                                                                           -------------------------   ----------------------
Redeemable common stock warrants (Note 3)                                                     4,131               4,376
                                                                           -------------------------   ----------------------
Commitments and contingencies (Note 7)

Shareholders' equity (deficit):
       Common stock, no par value:
       10,000,000 shares authorized: 982,783 shares issued
       and outstanding at 1998 and 1997, respectively                                             1                   1
Accumulated equity (deficit)                                                                      7                (791)
                                                                           -------------------------   ---------------------
Total shareholders' equity (deficit)                                                              8                (790)
                                                                           -------------------------   ---------------------
Total liabilities and shareholders' equity (deficit)                                  $      62,023         $    59,757
                                                                           =========================   =====================

                     The accompanying notes are an integral
                       part of these financial statements.

                         LOUISIANA CASINO CRUISES, INC.
                            STATEMENTS OF OPERATIONS
                        (in thousands, except share data)

                                                                                 YEAR ENDED NOVEMBER 30,
                                                                     -------------------------------------------------
                                                                          1998             1997             1996
                                                                     ----------------  --------------  ---------------
Revenues:
      Casino                                                               $  68,845       $  67,694        $  74,615
      Food and beverage                                                        1,407           1,345            1,351
      Other                                                                      593             705              794
                                                                     ----------------  --------------  ---------------
      Net revenues                                                            70,845          69,744           76,760
                                                                     ----------------  --------------  ---------------
Costs and expenses:
      Casino                                                                  33,302          31,826           33,947
      Food and beverage                                                        1,538           1,318            1,293
      Selling, general and administrative                                     20,948          21,039           21,954
      Depreciation and amortization                                            4,762           4,334            4,162
                                                                     ----------------  --------------  ---------------
Total operating expenses                                                      60,550          58,517           61,356
                                                                     ----------------  --------------  ---------------
      Operating income                                                        10,295          11,227           15,404
Other income (expense):
      Interest income                                                            428             280              241
      Interest expense                                                        (6,376)         (5,955)          (7,002)
                                                                     ----------------  --------------  ---------------
Income before provision for income taxes                                       4,347           5,552            8,643
Provision for income taxes (Note 8)                                            1,666           2,045            1,340
                                                                     ----------------  --------------  ---------------
Net income                                                                     2,681           3,507            7,303
Dividend requirement on redeemable
      preferred stock (Note 4)                                                   132             132              132
Market value warrant adjustment                                                 (245)              -                -
Distributions paid to common stock
      warrantholders                                                             269              65              584
                                                                     ----------------  --------------  ---------------
Net income assigned to common
      shareholders                                                          $  2,525        $  3,310         $  6,587
                                                                     ================  ==============  ===============
Earnings Per Share (Note 5):
      Basic earnings per share                                               $  2.57         $  3.37          $  6.70
                                                                     ================  ==============  ===============
      Diluted earnings per share                                             $  2.46         $  2.97          $  6.31
                                                                     ================  ==============  ===============
Weighted average common shares outstanding                                   982,783         982,783          982,783
                                                                     ================  ==============  ===============
Weighted average common equivalent shares
      outstanding                                                          1,135,783       1,135,783        1,135,783
                                                                     ================  ==============  ===============

                     The accompanying notes are an integral
                       part of these financial statements.

                         LOUISIANA CASINO CRUISES, INC.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                        (in thousands, except share data)

                                                                        COMMON STOCK               ACCUMULATED
                                                                 SHARES            AMOUNT        EQUITY (DEFICIT)      TOTAL
                                                              --------------   ---------------  ------------------  -----------
Balance at November 30, 1995                                        982,783             $   1            $ (6,521)    $ (6,520)
Dividend requirements on
        redeemable preferred stock                                        -                 -                (132)        (132)
Dividends paid to holders of common
        stock and distributions to common
        stock warrantholders                                              -                 -              (4,334)      (4,334)
Net income                                                                -                 -               7,303        7,303
                                                              --------------   ---------------  ------------------  -----------
Balance at November 30, 1996                                        982,783                 1              (3,684)      (3,683)
                                                              --------------   ---------------  ------------------  -----------
Dividend requirements on
        redeemable preferred stock                                        -                 -                (132)        (132
Dividends paid to holders of common
        stock and distributions to common
        stock warrantholders                                              -                 -                (482)        (482)
Net income                                                                -                 -               3,507        3,507
                                                              --------------   ---------------  ------------------  -----------
Balance at November 30, 1997                                        982,783                 1                (791)        (790)
                                                              --------------   ---------------  ------------------  -----------
Dividend requirements on
        redeemable preferred stock                                        -                 -                (132)        (132)
Market value warrant adjustment                                                                               245          245
Dividends paid to holders of common
        stock and distributions to common
        stock warrantholders                                              -                 -              (1,996)      (1,996)
Net income                                                                -                 -               2,681        2,681
                                                              --------------   ---------------  ------------------  -----------
Balance at November 30, 1998                                        982,783             $   1            $      7     $      8
                                                              ==============   ===============  ==================  ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                         LOUISIANA CASINO CRUISES, INC.
                            STATEMENTS OF CASH FLOWS
                                   Page 1 of 2
                                 (in thousands)

                                                                                          YEAR ENDED NOVEMBER 30,
                                                                            -------------------------------------------------
                                                                                    1998             1997              1996
                                                                            --------------   --------------   ---------------
Net income                                                                      $   2,681        $   3,507         $   7,303
Net cash flows from operating activities:
       Depreciation and amortization                                                4,762            4,334             4,162
       Amortization of deferred costs                                                 958              917             1,404
       Loss on note repurchase and warrant valuation reserve                          282                -                 -
       Provision for doubtful accounts                                                 52               94               258
       Decrease (increase) in receivables                                              95             (149)             (260)
                                                                                       (9)              (4)              (54)
       Decrease (increase) in prepaid and other assets                                264             (285)              843
       Decrease (increase) in deferred tax assets                                     585              190            (1,649)
       Decrease in accrued interest                                                (2,425)             (51)             (372)
       (Increase) decrease in accounts payable and other liabilities                 (552)           1,068             1,073
                                                                            --------------   --------------   ---------------
             Net cash provided by operating activities                              6,693            9,621            12,708
                                                                            --------------   --------------   ---------------
Cash flows from investing activities:
       Capital expenditures                                                        (5,321)          (1,214)           (1,655)
       Proceeds from sale of fixed assets                                              42               22                 8
       Decrease in restricted cash                                                  4,807              939                62
                                                                            --------------   --------------   ---------------
             Net cash used by investing activities                                   (472)            (253)           (1,585)
                                                                            --------------   --------------   ---------------
Cash flows from financing activities:
       Proceeds from issuance of note payable                                                            -               440
       Repayment of first mortgage notes                                          (43,946)            (722)           (6,332)
       Proceeds from issuance of first mortgage notes                              50,000                -                 -
       Payment of  deferred financing costs                                        (2,900)               -                 -
       (Increase) decrease in restricted cash                                           -           (2,694)            1,170
       Redemption of preferred stock and payment of accrued dividends              (1,760)               -                 -
       Repayments of notes payable                                                    (18)          (2,223)           (2,400)
       Dividends paid to holders of common stock and
           distributions to common stock warrantholders                            (1,996)            (482)           (4,334)
                                                                            --------------   --------------   ---------------
             Net cash used by financing activities                                   (620)          (6,121)          (11,456)
                                                                            --------------   --------------   ---------------
Net increase (decrease) in cash and cash equivalents                                5,601            3,247              (333
Cash and cash equivalents at beginning of year                                      7,924            4,677             5,010
                                                                            --------------   --------------   ---------------
Cash and cash equivalents at end of year                                          $13,525          $ 7,924          $  4,677
                                                                            ==============   ==============   ===============

                     The accompanying notes are an integral
                       part of these financial statements.

                         LOUISIANA CASINO CRUISES, INC.
                            STATEMENTS OF CASH FLOWS
                                   Page 2 of 2
                                 (in thousands)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                           YEAR ENDED NOVEMBER 30,
                                ---------------------------------------------
                                        1998            1997           1996
                                --------------   -------------   ------------
Cash paid for interest                 $7,567          $5,264         $6,146
                                ==============   =============   ============
Cash paid for income taxes                $30          $1,077         $2,053
                                ==============   =============   ============

SUPPLEMENTAL DISCLOSURE OF NONCASH OPERATING, INVESTING AND FINANCING
ACTIVITIES:

Redeemable preferred stock dividends of $132,000 were accrued in each of the years ended November 30, 1998, 1997 and 1996 (see Note 4).

                 The accompanying notes are an integral part of
                           these financial statements.

                         LOUISIANA CASINO CRUISES, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

         Louisiana Casino Cruises, Inc. (the Company), a Louisiana corporation, was formed in August 1991 for the purpose of developing and operating gaming activities in Louisiana. For the period March 26, 1993, when the Company obtained preliminary regulatory approval to construct a riverboat casino based in Baton Rouge, Louisiana, through December 28, 1994, the commencement date of operations, the Company's activities consisted of applying for the license necessary to operate the riverboat; designing, planning and constructing the Baton Rouge riverboat and land-based facility; negotiating and securing financing for construction; negotiating contracts; and training for gaming operations. On July 19, 1994, the Louisiana Riverboat Gaming Enforcement Division granted the Company a license to conduct riverboat gaming activities for a period of five years.

         Financing for the project included an issuance of common stock for $3,000,000 to Carnival Management Services, Inc. (renamed CRC Holdings, Inc., "CRC" ), a credit facility from CRC for $2,000,000 (subsequently converted to equity), pre-opening expenditures by Synura, Inc. of $2,200,000 (converted to redeemable preferred stock and equity), secured bank financing of approximately $6,000,000 and a private placement offering of $51,000,000 in first mortgage notes (the "1993 Notes"). The 1993 Notes were issued with detachable warrants to purchase up to an aggregate amount of 153,000 shares of the Company's common stock at a price of $0.01 per share. On November 25, 1998 the Company issued $50,000,000 of Senior Secured Increasing Rate Notes (the "1998 Notes"), the proceeds from which were used to repay the 1993 Notes (see Note 3). The 1998 Notes were redeemed on January 27, 1999 from the proceeds of a $55,000,000 offering of 11% Senior Secured Notes due December 1, 2005 (the "1999" Notes") (see Note 12).

CASINO REVENUE AND PROMOTIONAL ALLOWANCES

         Casino revenue represents the net win from gaming wins and losses. Food and beverage and other revenues are recorded at amounts collected from guests and exclude the retail value of food, beverage and other items provided on a complimentary and promotional basis to customers. The estimated retail value of complimentary and promotional items were $4,174,000, $5,216,000 and $5,180,000 for years ended November 30, 1998, 1997 and 1996, respectively. The estimated costs of such complimentary and promotional items have been classified as casino costs and totaled $2,793,000, $3,090,000 and $2,979,000 for the years ended November 30, 1998, 1997 and 1996, respectively.

RESTRICTED CASH

         In accordance with the terms of the indenture dated as of November 15, 1993 (the "1993 Indenture") (see Note 3), Cumulative Excess Cash Flow, as defined, not previously used to repurchase Notes, and Cash Available For Reinvestment, as defined, , are classified as restricted cash.

INVENTORIES

         Inventories consist of food, beverage and supplies and are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

LICENSING AND FINANCING COSTS

         All costs incurred which relate to obtaining the regulatory approval of the Baton Rouge riverboat facility are recorded as deferred licensing charges and are amortized over the license period, which is five years. Costs incurred in connection with debt offerings are recorded as deferred offering costs and are being amortized on the effective interest method over the term of the related debt. Deferred licensing charges and offering costs are classified under prepaid and other assets in the accompanying balance sheets.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation expense of $4,522,000, $4,162,000 and $4,010,000 for the years ended November 30, 1998,
1997 and 1996, respectively, is calculated on the straight-line basis over the estimated useful lives of the assets or the expected term of the land lease (including renewals), whichever is shorter. Useful lives range from four to thirty years. Expenditures for repairs and maintenance are charged to expenses as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing equipment, are capitalized and depreciated. The Company continually evaluates its long-lived assets by assessing the recoverability based on an analysis of undiscounted cash flows.

FAIR VALUE OF FINANCIAL INSTRUMENTS


         The Company's financial instruments include cash and cash equivalents, restricted cash, notes payable and warrants. The fair value of the 1998 Notes, was approximately $50,000,000 at November 30, 1998. The fair value of the 1993 Notes was approximately $44,166,000 at November 30, 1997. The fair value of the 1998 Notes and 1993 Notes approximates their carrying value because their interest rates approximate rates available to the Company for debt with similar terms as of November 30, 1998 and 1997 respectively. The fair value of cash and cash equivalents, restricted cash, other notes payable and warrants approximates carrying value.


INCOME TAXES

         The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns based on currently enacted rates.

ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

         Certain amounts in the financial statements for the years ended November 30, 1997 and 1996 have been reclassed to conform to the presentation of the financial statements for the year ended November 30, 1998. These reclassifications have no impact on net income, accumulated equity (deficit) or cash flows for the years ended November 30, 1997 and 1996.

NOTE 2- PROPERTY AND EQUIPMENT

         Property and equipment consists of the following (in thousands):

                                ESTIMATED                AS OF NOVEMBER 30,
                               USEFUL LIFE               1998           1997
                            -----------------   ----------------  -------------
Vessel                          18 years                $16,839        $16,673
Building                        30 years                 20,140         19,062
Furniture and fixtures         5-10 years                 6,060          6,025
Gaming equipment               5-15 years                 9,468          8,790
Other equipment                 4-7 years                 4,977          1,918
                                                ----------------  -------------
                                                         57,484         52,468
Less: accumulated depreciation                          (15,980)       (11,596)
                                                ----------------  -------------
                                                        $41,504        $40,872
                                                ================  =============

         Capitalized interest included in the cost of property and equipment at November 30, 1998 and 1997 was $1,628,000. Unamortized capitalized interest at November 30, 1998 and 1997 is $1,206,000 and $1,313,000, respectively.

NOTE 3- FIRST MORTGAGE NOTES, NOTES PAYABLE AND REDEEMABLE COMMON STOCK WARRANTS

1998 NOTES

         Pursuant to the indenture, dated as of November 15, 1998 between the Company and U.S. Bank Trust National Association, as Trustee (the "1998 Indenture"), the Company issued in a private placement $50,000,000 of 1998 Notes due December 1, 2001. On November 25, 1998 the proceeds from the offering were placed in escrow with The Bank of New York, as successor Trustee, to repay upon maturity the aggregate principal amount of $43,827,000 and accrued interest outstanding on the 1993 Notes (see below).

         The 1998 Notes were collateralized by substantially all assets of the Company, bore interest at an initial increasing rate of 12.25% and were defeased on January 27, 1999 and redeemed on February 24, 1999 from the proceeds of a $55,000,000 private placement offering of Senior Secured Notes (see Note 12).

1993 NOTES AND REDEEMABLE COMMON STOCK WARRANTS

         Pursuant to the 1993 Indenture), between the Company and The Bank of New York, as successor trustee, the Company issued $51,000,000 of 11 1/2% First Mortgage Notes due December 1, 1998 in a private placement offering on December 1, 1993. These notes were exchanged in April 1994 for $51,000,000 in aggregate principal of the Company's 1993 Notes which were registered under the Securities Act of 1933. The proceeds from the offering were used to finance the development and construction of the Baton Rouge riverboat facility. Interest was payable each June 1 and December 1, commencing June 1, 1994. The 1993 Notes were freely transferable by the holders thereof. The1993 Notes were redeemable at the option of the Company, in whole or in part after December 1, 1997 at par as provided in the 1993 Indenture. The aggregate principal amount of the 1993 Notes outstanding as of November 30, 1997 was $43,946,000.

         The private placement offering was made in units, consisting of first mortgage notes in the principal amount of $1,000 and three warrants to purchase one share each of the Company's no par value common stock at the price of $.01 per share. The original issue discount on the private placement offering was $1,301,000, the amount assigned to the value of the warrants at December 1, 1993. The amortization of the original issue discount was $281,000, $253,000,and $234,000 for the years ended November 30, 1998, 1997, and 1996, respectively. In addition to original issue discount amortization, for the years ended November 30, 1997 and 1996 the Company recorded a credit of $30,000 and an additional $134,000, respectively, of the original issue discount as interest expense relating to the 1993 Notes repurchased by the Company. The unamortized original issue discount balance at November 30, 1998 and 1997 was $0 and $281,000, respectively.

         As required by the 1993 Indenture the Company made tender offers to repurchase 1993 Notes at par from Cumulative Excess Cash Flow (as defined). The repurchased amounts for the years ended November 30, 1998, 1997 and 1996 were $119,000, $722,000 and $6,332,000, respectively.

         The warrantholders had 153,000 put rights whereby the Company has an obligation to purchase the 153,000 warrants, at the value of the Company's common stock as of December 1, 1998, as determined by two independent investment banking firms. The warrants are classified as redeemable equity due to the put right feature and, at each balance sheet date, are accreted to the amount at which the Company expects to repurchase these warrants. The estimated accreted value attributed to the redeemable common stock warrants as of November 30, 1998 and 1997 is $4,131,000 and $4,376,000, respectively. Of the 153,000 warrants, holders of 14,100 warrants elected to convert to an equivalent number of common shares while holders of 138,900 warrants elected to have the Company purchase the warrants. Funds to purchase these warrants were wire transferred by the Company on March 8, 1999 to the Bank of New York.

NOTES PAYABLE

         On January 2, 1996, the Company obtained a loan in the amount of $440,000 from City National Bank of Baton Rouge. The loan amount was payable in 24 equal principal payments plus interest commencing January 1996. The loan bore interest at 10.5% per annum, payable monthly in arrears, on the outstanding balance of the loan. The loan agreement required the Company to maintain a certain cash flow ratio. The loan was collateralized by gaming and other equipment and limited the sale or encumbrance of such equipment. The outstanding principal balance as of November 30, 1998 and 1997 was $0 and $18,000, respectively.

NOTE 4- REDEEMABLE PREFERRED STOCK

         The Company has authorized 50,000 shares of preferred stock, of which 11,000 shares of 12% cumulative redeemable preferred stock was issued and outstanding at November 30, 1997 at a carrying value of $1,628,000, including accrued non-cash dividends. The preferred stock was redeemed on November 30, 1998 for $1,760,000, including all accrued dividends.

NOTE 5- EARNINGS PER COMMON SHARE

         In 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share" which requires the Company to present basic earnings per share (EPS) and diluted EPS, as defined in the standard. The new standard has been adopted by the Company for fiscal 1998, therefore, for the years ended November 30, 1998, 1997 and 1996, EPS calculations have been made using the new standard.

         For the years ended November 30, 1998, 1997 and 1996, basic EPS is calculated by dividing net income assigned to common shareholders by the weighted average common shares outstanding (982,783 shares); diluted EPS is calculated by dividing net income assigned to common shareholders before distributions to common stock warrantholders by the weighted average common and common equivalent shares outstanding (1,135,783 shares). Common equivalent shares consist of redeemable common stock warrants with the rights to purchase 153,000 shares of the Company's common stock (see Note 3).

NOTE 6- RELATED PARTY TRANSACTIONS

         The Company and CRC are party to a separate consulting and management agreement dated December 11, 1992, as amended, whereby CRC provides consulting and technical services to the Company in connection with the planning and development of the riverboat facility and management of the casino operations. CRC receives an annual management fee of 2% of gross revenues, plus 5% of total operating income, as such terms are defined in the agreement. The term of the agreement is ten years from the commencement of casino operations, renewable for an additional ten years at the option of CRC. CRC entered into a separate agreement with three individual shareholders whereby the three individual shareholders receive half of the fee of 5% of total operating income. The amount earned by CRC under the management agreement and expensed for management fees by the Company was $2,195,000, $2,214,000 and $2,567,000 for the years ended November 30, 1998, 1997 and 1996, respectively. Of the amount earned and expensed, $165,000 and $157,000 was payable and included in current liabilities at November 30, 1998 and 1997, respectively.

NOTE 7-COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS

         At November 30, 1993, the Company was involved in a dispute regarding consulting services. Although a formal demand had not been made to the Company, management believed the dispute could lead to litigation and accrued $1,700,000 for the estimated cost of resolution. The Company settled litigation related to this dispute on May 12, 1998. As a result of the settlement, the Company has recognized a net reduction of $400,000 within selling, general and administrative expenses in the year ended November 30, 1998.


         In 1994, a stock transfer between shareholders of CRC, which is a 59% shareholder of the Company, was completed. Due to the regulatory purview of the Louisiana Department of Safety and Corrections Office of the State Police, Riverboat Gaming Enforcement Division over the changes in ownership of casinos, the transaction required approval prior to being completed. CRC, through the Company, failed to timely seek approval of the transfer. On September 9, 1998, the Company and the division entered into a Joint Motion for Entry of Decree which acknowledges the Company inadvertently failed to timely seek the approval of the stock transfer.

         The Company is the licensee which has standing before the division, and as a result of the acknowledgment, the division imposed a fine of $200,000 on the Company and the Company also agreed to reimburse the division $50,000 for its costs and expenses. Since the fine and imposition of costs were a result of CRC's inadvertent failure to timely seek approval, CRC reimbursed the Company for the fine and costs which the division imposed on the Company.


         The Company is also involved in other legal proceedings. In the opinion of management, the resolution of these matters will not have a material effect on the financial statements or the results of operations of the Company.

LEASE AGREEMENTS

         The Company has an operating lease agreement for property on which the Company constructed the riverboat facility and parking facility. The initial lease term is ten years beginning January 1994. The terms of the lease include payment of minimum monthly rent of $7,500 through October 1, 1994, increasing to the greater of $33,333 or 1.25% of the gross revenue for the remainder of the lease term. The Company subsequently entered into an amendment to the lease agreement to lease an additional parcel of land from the lessor. The Company prepaid rent of $1,755,707 for this additional property. The prepaid rent is being amortized over the initial lease term.

         The Company has the option to purchase the entire site on or after fifteen years for the then appraised value of the original site, excluding improvements. The Company also leases a total of approximately 81,600 square feet for general warehousing, office use and employee parking pursuant to two separate two-year leases. The rents are $7,476 per month for one lease and $8,190 per month for the other. Each lease is a triple net lease, has two two-year renewal options and grants the Company a right of first refusal to purchase the properties. The Company has agreed, subject to due diligence, to purchase such properties for $1.4 million, for a purchase money note and mortgage to be held by the seller of the properties.

         Rental expense for the years ended November 30, 1998, 1997 and 1996 was $1,266,000, $1,216,000 and $1,316,000, respectively. Rental expense for the years ended November 30, 1998, 1997 and 1996 includes $509,000, $464,000 and
$574,000, respectively, of contingent rental payments above the monthly minimum rent with respect to the land lease for the riverboat and parking facilities. Future minimum lease payments for all leases with non-cancelable terms in excess of one year are as follows:

                           YEAR ENDING
                           NOVEMBER 30,
                           ------------
                           1999                                $   588,000
                           2000                                    557,000
                           2001                                    400,000
                           2002                                    400,000
                           2003                                    400,000
                           Thereafter                               33,000
                                                              -------------
                           Total                               $ 2,378,000
                                                              =============

RELICENSING

         Riverboat gaming licenses in Louisiana are issued for an initial five-year term with annual renewals thereafter. The Company's original five-year gaming license for the Casino Rouge is up for renewal in July 1999. Each of the Company and its officers, directors, managers, principal shareholders and their officers and directors and key gaming employees will be subject to strict scrutiny and full suitability and approval by the Louisiana Board in connection with the Company's renewal application. The factors that the Louisiana Board has stated it will consider, among others, in order to renew the Company's license, include the Company's compliance with all the requirements of the Louisiana Riverboat Economic Development and Gaming Control Act (the "Louisiana Act"), the approval of various systems and procedures, the demonstration of good character (including an examination of criminal and civil records) and methods of business practice. The Louisiana Board may also seek to impose, as a condition of the license renewal, certain Louisiana, minority and female employment and procurement goals. The Company believes it will be successful in receiving a renewal of its license from the Louisiana Board, but no assurance can be given as to whether or when the license will be extended, or the extent of any restrictions that may be imposed as a condition to the issuance thereof. The loss, suspension or failure to obtain a renewal of such license would have a material adverse effect on the Company.

NOTE 8- INCOME TAXES

         The provision for income taxes attributable to continuing operations is comprised of the following:

                                                 YEAR ENDED NOVEMBER 30,
                                    --------------------------------------------------
                                            1998              1997            1996
                                    ----------------  ----------------  --------------
Current tax expense:
Federal                                 $   271,000       $   720,000     $ 1,478,000
State                                         2,000           (70,000)        185,000
                                    ----------------  ----------------  --------------
Total current tax expense                   273,000           650,000       1,663,000
Deferred tax provision (benefit)          1,393,000         1,395,000        (323,000)
                                    ----------------  ----------------  --------------
Total provision for income taxes        $ 1,666,000       $ 2,045,000     $ 1,340,000
                                    ================  ================  ==============

         The following is a summary of the components of the provision (benefit) for deferred income taxes:

                                                                     YEAR ENDED NOVEMBER 30,
                                                        --------------------------------------------------
                                                                1998              1997            1996
                                                        ----------------  ----------------  --------------
Depreciation                                                $   434,000       $ 1,191,000     $ 1,801,000
Amortization of deferred pre-opening costs                      602,000           602,000         602,000
Alternative minimum tax credit carry forward                   (371,000)         (358,000)       (408,000)
Accrued litigation costs                                        663,000                 -         213,000
Other, net                                                       65,000           (40,000)       (132,000)
                                                        ----------------  ----------------  --------------
Provision for deferred income taxes                           1,393,000         1,395,000       2,076,000
Release valuation allowance                                           -                 -      (2,399,000)
                                                        ----------------  ----------------  --------------
Total provision (benefit) for deferred income taxes         $ 1,393,000       $ 1,395,000     $  (323,000)
                                                        ================  ================  ==============

         The difference between the taxes provided for continuing operations at the United States federal statutory rate and the Company's actual tax provision is reconciled below for the year ended November 30:

                                                                       YEAR ENDED NOVEMBER 30,
                                                        --------------------------------------------------
                                                                1998              1997            1996
                                                        ----------------  ----------------  --------------
Taxes provided at statutory rate                            $ 1,478,000        $1,888,000     $ 2,939,000
State tax expense, net of federal benefit                       217,000           278,000         432,000
Release of valuation allowance                                        -                 -      (2,399,000)
Nondeductible lobbying costs                                          -                 -         366,000
Other, net                                                      (29,000)         (121,000)          2,000
                                                        ----------------  ----------------  --------------
Total provision for income taxes                            $ 1,666,000        $2,045,000     $ 1,340,000
                                                        ================  ================  ==============

         The approximate effect of temporary differences and carryforwards that give rise to deferred tax balances at November 30 were as follows:

                                                                       YEAR ENDED NOVEMBER 30,
                                                        --------------------------------------------------
                                                                 1998              1997            1996
                                                        ----------------  ----------------  --------------
Deferred pre-openingcosts                                   $   602,000       $   602,000     $   602,000
Accrued litigation costs                                              -           663,000         663,000
Alternative minimum tax credit carry forward                    414,000           306,000         526,000
Other, net                                                      450,000           480,000         450,000
                                                        ----------------  ----------------  --------------
Current deferred tax asset                                  $ 1,466,000       $ 2,051,000     $ 2,241,000
                                                        ================  ================  ==============

Depreciation                                                $(4,084,000)      $(3,650,000)    $(2,459,000)
Deferred pre-opening costs                                       50,000           653,000       1,255,000
Alternative minimum tax credit carry forward                  1,064,000           801,000         223,000
Other, net                                                      (24,000)           10,000               -
                                                        ----------------  ----------------  --------------
Noncurrent deferred tax liability                           $(2,994,000)      $(2,186,000)    $  (981,000)
                                                        ================  ================  ==============

         In accordance with SFAS 109, the Company recorded a valuation allowance for a portion of the deferred tax asset at November 30, 1995 because of uncertainty regarding the realization of the related tax benefits. The net decrease in the valuation allowance of $2,399,000 from November 30, 1995 to November 30, 1996 was due to realization of future tax benefits.

         The Company has approximately $182,000 of general business credits generated by the work opportunity credit and the employee tips credit that are scheduled to expire in the year ending November 30, 2012. The Company has not recorded a benefit for the credits because of uncertainty regarding the use of the credits.

NOTE 9-DIVIDENDS

         On March 18 and July 1, 1998 the Board of Directors declared a dividend of $1.057515 and $0.70, respectively, per share of common stock and an equivalent distribution per common stock warrant, payable to the holders of record on March 27 and July 1, 1998, respectively. Aggregate payments of $1,201,000 and $795,000 were disbursed on March 30 and July 2, 1998, respectively.

         On March 26, 1997 the Board of Directors declared a dividend of $0.424377 per share of common stock and an equal distribution per common stock warrant. An aggregate payment of $482,000 was paid on March 28, 1997 to holders of record on March 26, 1997.

         On March 27, July 29 and October 15, 1996 the Board of Directors declared a dividend of $1.587450, $1.610345 and $0.618080, respectively, per share of common stock and an equal distribution per common stock warrant, payable to the holders of record on March 27, July 29 and October 15, 1996, respectively. Aggregate payments of $1,803,000, $1,829,000 and $702,000 were disbursed on March 28, July 31 and October 18, 1996, respectively.

NOTE 10- EMPLOYEE BENEFIT PLAN

         In January 1996, the Company established a defined contribution plan (the "Plan") for all employees, qualified under Section 401(k) of the Internal Revenue Code. The Plan was terminated June 30, 1997, and plan assets and participant amounts were transferred to the Carnival Resorts and Casinos 401K Plan-Casino Rouge (the "CRC Plan") effective July 1, 1997 at their then current value. The provisions of the CRC Plan are substantially the same as those of the Plan. Contributions to the plans by the Company are based on the participants' contributions. For the years ended November 30, 1998, 1997 and 1996, the Company contributed $114,000, $129,000 and $134,000, respectively. The Company paid certain expenses associated with plan administration.

         Effective December 1, 1998, the Company adopted a non-qualified deferred compensation arrangement for employees earning in excess of $80,000.

NOTE 11-SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                     QUARTER
                                                            ---------------------------------------------------------
                                                                FIRST      SECOND     THIRD      FOURTH       TOTAL
                                                            ---------------------------------------------------------
                                                                     (in thousands, except per share data)


Fiscal 1998:
Net revenues                                                   $17,283    $18,452    $17,349    $17,761      $70,845
Operating income                                               $ 2,197    $ 3,415    $ 1,849    $ 2,834      $ 4,347
Income assigned to common shareholders                          $  484     $1,080     $  148     $  813       $2,525
Basic earnings per share (Note 5)                               $ 0.49     $ 1.10     $ 0.15     $ 0.83       $ 2.57
Diluted earnings per share (Note 5)                             $ 0.43     $ 1.09     $ 0.15     $ 0.72       $ 2.46

Fiscal 1997:
Net revenues                                                   $17,761    $18,432    $17,834    $15,717      $69,744
Operating income                                               $ 3,206    $ 3,607    $ 2,983    $ 1,431      $11,227
Income (loss) assigned to common shareholders                   $1,073     $1,260     $  996     $  (19)      $3,310
Basic earnings (loss) per share (Note 5)                        $ 1.09     $ 1.28     $ 1.01     $(0.01)      $ 3.37
Diluted earnings (loss) per share (Note 5)                      $ 0.94     $ 1.17     $ 0.88     $(0.02)      $ 2.97


NOTE 12- SUBSEQUENT EVENTS

1999 NOTES

         On January 27,1999, the Company issued in a private placement the 1999 Notes with interest due semi-annually beginning June 1, 1999. The Company used the proceeds to defease and redeem the 1998 Notes and for general corporate purposes.

         The 1999 Notes are secured by substantially all of the Company's assets, other than certain excluded assets. The indenture dated as of January 27, 1999 (the "1999 Indenture") includes certain covenants which limit the ability of the Company and its restricted subsidiaries, subject to certain exceptions, to: (i) incur additional indebtedness; (ii) pay dividends or other distributions, repurchase capital stock or other equity interest or subordinated indebtedness; (iii) enter into certain transactions with affiliates; (iv) create certain liens or sell certain assets; and (v) enter into certain mergers and consolidations

         Under the terms of the 1999 Indenture, after December 1, 2002, the Company may, at its option, redeem all or some of the notes at a premium that will decrease over time from 105.5% to 100% of their face amount, plus interest. Prior to December 1, 2001, if the Company publicly offers certain equity securities the Company may, at its option, apply certain of the net proceeds from those transactions to the redemption of up to one-third of the principal amount of the notes at 111% of their face amount, plus interest. If the Company goes through a change in control, it must give holders of the notes the opportunity to sell their notes to the Company at 101% of their face amount, plus interest.

CRC MERGER

         On February 17, 1999, CRC announced that it had signed a definitive agreement to merge with Jackpot Enterprises, Inc. (NYSE:J), which presently operates one of the largest gaming machine route operations in Nevada aggregating approximately 4,300 gaming machines at approximately 400 locations. Gaming machine route operations include the operation of machines at retail stores (supermarkets, drug stores, merchandise stores, merchandise stores and convenience stores), bars and restaurants. If the merger were consummated, Jackpot Enterprises, Inc., as a successor to CRC, would succeed to CRC's ownership interest of the company, and responsibility for handling all aspects of the Casino Rouge's management. There are no assurances, however, when such merger will be consummated, if ever.

REDEEMABLE COMMON STOCK WARRANTS

         On March 1, 1999, the Company received valuations from the two investment banking firms (see Note 3). Based upon the average of the values determined by the investment banking firms the Company will pay $3,750,000 to the holders of 138,900 warrants who exercised their put rights. The holders of the remaining 14,100 warrants elected to exercise their rights to purchase an equal number of shares of the Company's common stock at a price per share of $.01.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE


To the Board of Directors of
Louisiana Casino Cruises, Inc.


Our report on the financial statements of Louisiana Casino Cruises, Inc. is included in this Form S-4. In connection with our audits of such financial statements, we have also audited the financial statement schedule of valuation and qualifying accounts. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.


PricewaterhouseCoopers LLP

New Orleans, Louisiana
December 11, 1998, except
for Note 12 which is
as of March 1, 1999

                                                                     SCHEDULE II

                         LOUISIANA CASINO CRUISES, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                                              Balance at        Additions Charged to                 Balance at
Year ended November 30,1996               Beginning of Period     Costs and Expense    Deduction    End of Period
---------------------------               -------------------   --------------------   ---------    -------------
Deferred tax asset valuation allowance         $2,399                $  -               $(2,399)         $  -
Allowance for doubtful accounts                    97                 258                  (119)          236
                                               ------                ----               -------          ----

TOTAL                                          $2,496                $258               $(2,518)         $236
                                               ======                ====               =======          ====

Year ended November 30, 1997
----------------------------

Allowance for doubtful accounts                $  236                $ 94               $   (32)         $298
                                               ======                ====               =======          ====

Year ended November 30, 1998
----------------------------

Allowance for doubtful accounts                $  298                $ 52               $  (227)         $123
                                               ======                ====               =======          ====

                         LOUISIANA CASINO CRUISES, INC.
                                 BALANCE SHEETS
                      (in thousands, except share data)
                                                      February 28, November 30,
                                                           1999       1998
                                                       ----------  ----------
ASSETS                                                 (unaudited)
Current assets:
    Cash and cash equivalents                          $   19,009  $  13,525
    Receivables, less allowance for doubtful accounts
       of $145 and $123, respectively                         481        332
    Prepaid and other current assets                        2,289        756
    Inventory                                                 458        452
    Deferred tax asset - current                            1,034      1,466
                                                        ----------  ----------

         Total current assets                              23,271     16,531

Property and equipment, at cost, less accumulated
   depreciation of $17,223 and $15,980, respectively       40,435     41,504
Prepaid and other assets                                    1,960      3,988
                                                        ----------- ----------

         Total assets                                   $  65,666   $ 62,023
                                                        =========== ==========

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

Current liabilities:
  Accounts payable                                      $     721   $  2,428
  Accrued liabilities                                       2,968      2,028
  Accrued interest                                            594        102
  Other current liabilities                                 4,183        332
                                                         ----------  ---------
         Total current liabilities                          8,466      4,890

First mortgage notes (Note 2)                              55,000     50,000
Deferred tax liability                                      2,743      2,994
                                                         ----------  ---------
         Total liabilities                                 66,209     57,884
                                                         ----------  ---------

Redeemable common stock warrants (Note 2)                       -      4,131

Shareholders' (deficit) equity :
    Common stock, no par value:
    10,000,000 shares authorized, 996,883 and 982,783
    issued and outstanding, respectively (Note 2)               1          1
Additional paid-in capital                                    381          -
Accumulated (deficit) equity                                 (925)         7
                                                         ----------- ---------
Total shareholders' (deficit) equity                         (543)         8
                                                         ----------- ---------

  Total liabilities and shareholders' (deficit) equity  $  65,666   $ 62,023
                                                         =========== =========

                      The accompanying notes are an integral
                        part of these financial statements

                         LOUISIANA CASINO CRUISES, INC.
                            STATEMENTS OF OPERATIONS
                        (in thousands, except share data)
                                   (unaudited)

                                             Three Months Ended
                                                 February 28,
                                             ------------------
                                                 1999    1998
                                             ---------- --------
Revenues:
    Casino                                   $  19,296 $16,765
    Food and beverage                              379     330
    Other                                          119     188
                                               -------- -------
    Net revenues                                19,794  17,283
                                               -------- -------

Costs and expenses:
    Casino                                       9,166   8,391
    Food and beverage                              400     381
    Selling,general and administrative           5,796   5,217
                                               -------- -------

Total operating expenses                        15,362  13,989
                                               -------- -------

Income before depreciation,
    amortization and interest                    4,432   3,294

Depreciation and amortization                    1,266   1,097
                                               -------- -------

    Operating income                             3,166   2,197

Other income (expense):

    Interest income                                288      96
    Interest expense                            (2,147) (1,491)
                                               -------- -------
Income before income taxes
    and extraordinary item                       1,307     802
Provision for income taxes (Note 6)                508     285
                                               -------- -------

Net income before extraordinary loss               799     517

Extraordinary loss on early extinguishment
    of debt, net                                 1,731      -
                                               -------- -------
Net (loss) income                                 (932)    517

Dividend requirement on redeemable
    preferred stock                                  -      33
                                               -------- -------
Net (loss) income assigned to common
    shareholders                             $    (932) $  484
                                               ======== =======

Earnings (loss) per share (Note 3):
    Basic earnings (loss)per share           $   (0.93) $ 0.49
                                               ======== =======
    Diluted earnings (loss)per share         $   (0.93) $ 0.43
                                               ======== =======
Weighted average common shares outstanding     996,883  982,783
                                               ======== =======
Weighted average common equivalent
    shares outstanding                         996,883 1,135,783
                                               ======== =======

                   The accompanying notes are an integral
                       part of these financial statements

                         LOUISIANA CASINO CRUISES, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' (DEFICIT) EQUITY
                        (in thousands, except share data)
                                   (unaudited)


                                 Common Stock   Additional
                             ------------------- Paid-in   Accumulated
                              Shares   Amount    Capital (Deficit)Equity  Total
                             --------- -------- -------- -------------  --------

Balance at November 30, 1998  982,783  $      1  $     -   $       7   $      8
Warrants converted to
   common shares               14,100         -      381           -        381
Net loss                            -         -        -        (932)      (932)
                             --------- --------- -------   ----------  ---------

Balance at February 28, 1999  996,883  $      1  $   381   $    (925)  $   (543)
                             ======== =========  =======   ==========  =========



                     The accompanying notes are an integral
                       part of these financial statements

                         LOUISIANA CASINO CRUISES, INC.
                            STATEMENTS OF CASH FLOWS
                                  (page 1 of 2)
                                 (in thousands)
                                   (unaudited)

                                                       Three Months Ended
                                                   ---------------------------
                                                  February 28,    February 28,
                                                      1999            1998
                                                   ----------    -------------
Net (loss) income                                  $    (932)      $      517

Cash flows from operating activities :
  Extraordinary loss on early extinguishment of debt   1,731                -
  Depreciation and amortization                        1,266            1,097
  Amortization of deferred costs                          83              164
  Provision for bad debt                                  22               27
  (Increase) decrease in receivables                    (171)              93
  (Increase) decrease in prepaid and other assets       (420)               3
  Decrease (increase) in deferred tax asset              432             (163)
  Increase (decrease) in accrued interest                492           (1,264)
  (Decrease) increase in deferred tax liability         (251)             311
  Decrease in accounts payable and other liabilities    (667)            (179)
                                                     ---------    -------------

      Net cash provided by operating activities        1,585              606
                                                     ---------    -------------
Cash flows from investing activities :
  Capital expenditures                                  (175)            (566)
  Decrease in restricted cash                              -              472
                                                     ---------    -------------
      Net cash used by investing activities             (175)             (94)
                                                     ---------    -------------

Cash flows from financing activities :
  Proceeds from first mortgage notes                  55,000                -
  Repayment of first mortgage notes                  (50,000)            (119)
  Payment of deferred financing costs                   (926)               -
  Decrease in restricted cash                              -              214
  Repayment of notes payable                               -              (18)
                                                     ---------    -------------
      Net cash provided by financing activities        4,074               77
                                                     ---------    -------------
Net increase in cash and cash equivalents              5,484              589

Cash and cash equivalents, at beginning of period     13,525            7,924
                                                     ---------    -------------
Cash and cash equivalents, at end of period         $ 19,009       $    8,513
                                                    ==========    =============

Supplemental disclosure of cash flow information:

Cash paid for interest                              $  2,563       $    2,527
                                                    ==========     ============
Cash paid for income taxes                          $    168       $        -
                                                    ==========     ============


                     The accompanying notes are an integral
                       part of these financial statements

                         LOUISIANA CASINO CRUISES, INC.
                            STATEMENTS OF CASH FLOWS
                                  (page 2 of 2)
                                   (unaudited)

Supplemental disclosure of noncash investing and financing activities:

          Redeemable preferred stock dividends of $0 and$33,000 were accrued during the three month periods ended February 28, 1999 and 1998. The redeemable preferred stock was redeemed on November 30, 1998.

          On December 1, 1998, holders of 14,100 redeemable common stock warrants exercised their right to purchase 14,100 shares of the Company's common stock for a price of one cent per share, which warrants had an accreted value of $381,000. Also on December 1, 1998, holders of 138,900 warrants exercised their put rights obligating the Company to purchase 138,900 warrants at a price based on the value of the Company's common stock on December 1, 1998. Accordingly, the Company's redeemable common stock warrant obligation of $3,749,000 was reclassed to other current liabilities (see Note 2).



                     The accompanying notes are an integral
                       part of these financial statements

                         LOUISIANA CASINO CRUISES, INC.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

         Louisiana Casino Cruises, Inc. (the Company), a Louisiana corporation, was formed in August 1991 for the purpose of developing and operating gaming activities in Louisiana. For the period March 26, 1993, when the Company obtained preliminary regulatory approval to construct a riverboat casino based in Baton Rouge, Louisiana, through December 28, 1994, the commencement date of operations, the Company's activities consisted of applying for the license necessary to operate the riverboat; designing, planning and constructing the Baton Rouge riverboat and land-based facility; negotiating and securing financing for construction; negotiating contracts; and training for gaming operations. On July 19, 1994, the Louisiana Riverboat Gaming Enforcement Division granted the Company a license to conduct riverboat gaming activities for a period of five years.

         Financing for the project included an issuance of common stock for $3,000,000 to Carnival Management Services, Inc. (renamed CRC Holdings, Inc., "CRC"), a credit facility from CRC for $2,000,000 (subsequently converted to equity), pre-opening expenditures by Synura, Inc. of $2,200,000 (converted to redeemable preferred stock and equity), secured bank financing of approximately $6,000,000 and an offering of $51,000,000 in first mortgage notes (the "1993 Notes"). The 1993 Notes were issued with detachable warrants to purchase up to an aggregate amount of 153,000 shares of the Company's common stock at a price of $0.01 per share. On November 25, 1998 the Company issued $50,000,000 of Senior Secured Increasing Rate Notes (the "1998 Notes"), the proceeds from which were used to repay the 1993 Notes (see Note 2). The 1998 Notes were defeased on January 27, 1999 and redeemed on February 24, 1999 from the proceeds of a $55,000,000 offering of 11% Senior Secured Notes due December 1, 2005 (the "1999 Notes") (see Note 2).

         A description of the organization and operations of the Company, the significant accounting policies followed and the financial condition and results of operations as of November 30, 1998 are contained in the audited financial statements included in the annual report filed on Form 10-K. The accompanying unaudited financial statements for the three months ended February 28, 1999 and 1998 should be read in conjunction with the 1998 audited financial statements.

         The unaudited financial statements as of February 28, 1999 and for the three month periods ended February 28, 1999 and 1998, and the notes thereto have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10-01 of Regulation S-X. In the opinion of management, all adjustments (consisting of normal recurring accruals) have been included to present fairly, in all material respects, the financial position of the Company as of February 28, 1999 and the results of its operations and its cash flows for the three month periods ended February 28, 1999 and 1998. Operating results for the three month periods ended February 28, 1999 and 1998 are not necessarily indicative of the results that may be expected for a full year.

Casino Revenue and Promotional Allowances

         Casino revenue represents the net win from gaming wins and losses. Food and beverage and other revenues are recorded at amounts collected from guests and exclude the retail value of food, beverage and other items provided on a complimentary and promotional basis to customers. The estimated retail value of these complimentary and promotional items for the three months ended February 28, 1999 and 1998 was $1,186,000 and $1,152,000, respectively. The estimated costs of such complimentary and promotional items have been classified as casino costs and totaled $732,000 and $743,000 for the three month periods ended February 28, 1999 and 1998, respectively.

NOTE 2 - FIRST MORTGAGE NOTES, NOTES PAYABLE AND REDEEMABLE COMMON STOCK
         WARRANTS

1999 NOTES

         On January 27,1999, the Company issued in a private placement $55,000,000 of the 1999 Notes with interest due semi-annually beginning June 1, 1999. The Company used the proceeds to defease and redeem the 1998 Notes (see below) and for general corporate purposes.

         The 1999 Notes are secured by substantially all of the Company's assets, other than certain excluded assets. The indenture dated as of January 27, 1999 (the "1999 Indenture") includes certain covenants which limit the ability of the Company and its restricted subsidiaries, subject to certain exceptions, to: (i) incur additional indebtedness; (ii) pay dividends or other distributions, repurchase capital stock or other equity interest or subordinated indebtedness; (iii) enter into certain transactions with affiliates; (iv) create certain liens or sell certain assets; and (v) enter into certain mergers and consolidations

         Under the terms of the 1999 Indenture, after December 1, 2002, the Company may, at its option, redeem all or some of the notes at a premium that will decrease over time from 105.5% to 100% of their face amount, plus interest. Prior to December 1, 2001, if the Company publicly offers certain equity securities the Company may, at its option, apply certain of the net proceeds from those transactions to the redemption of up to one-third of the principal amount of the notes at 111% of their face amount, plus interest. If the Company goes through a change in control, it must give holders of the notes the opportunity to sell their notes to the Company at 101% of their face amount, plus interest.

         The Company filed a registration statement on Form S-4 with the Securities and Exchange Commission on March 24, 1999. The registration relates to the Company's upcoming offer to exchange all of its outstanding 1999 Notes for an equal amount of 11% Series B Secured Notes due December 1, 2005, all as contemplated by a registration rights agreement dated January 27, 1999.

1998 NOTES

         Pursuant to the indenture, dated as of November 15, 1998 between the Company and U.S. Bank Trust National Association, as Trustee (the "1998 Indenture"), the Company issued in a private placement $50,000,000 of 1998 Notes due December 1, 2001. On November 25, 1998 the proceeds from this issuance were placed in escrow with The Bank of New York, as successor Trustee of the 1993 Notes, to repay upon maturity the aggregate principal amount of $43,827,000 and accrued interest outstanding on the 1993 Notes (see below).

         The 1998 Notes were collateralized by substantially all assets of the Company, bore interest at an initial increasing rate of 12.25% and were defeased on January 27, 1999 and redeemed on February 24, 1999 from the proceeds of the offering of the 1999 Notes. The Company incurred an extraordinary loss from early extinguishment of the 1998 Notes of $1,731,000, net of a tax benefit of $1,106,000.

1993 NOTES AND REDEEMABLE COMMON STOCK WARRANTS

         The 1993 Notes were issued with 153,000 detachable warrants to purchase one share each of the Company's no par value common stock at a price of $.01 per share. The warrantholders had put rights whereby the Company had an obligation to purchase the warrants at the value of the Company's common stock as of December 1, 1998 as determined by two independent investment banking firms. The warrants are classified as redeemable equity at November 30, 1998 due to the put right feature and were accreted to the amount at which the Company has an obligation to repurchase these warrants. The accreted value attributed to the redeemable common stock warrants as of November 30,1998 was $4,131,000. Of the 153,000 warrants, holders of 14,100 warrants elected to convert to an equivalent number of common shares while holders of 138,900 warrants elected to have the Company purchase the warrants.

         On March 1, 1999, the Company received valuations from the two investment banking firms. Based upon the average of the values determined by the investment banking firms, on March 8, 1999 the Company paid $3,749,000 (included in other current liabilities at February 28, 1999) to the holders of 138,900 warrants who exercised their put rights. The holders of the remaining 14,100 warrants elected to exercise their rights to purchase an equal number of shares of the Company's common stock at a price of $.01 per share on December 1, 1998.

NOTE 3 - EARNINGS PER COMMON SHARE

         In 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share" which requires the Company to present basic earnings per share (EPS) and diluted EPS, as defined in the standard. The new standard was adopted by the Company for fiscal 1998, therefore for the three months ended February 28, 1999 and 1998 EPS calculations have been made using the new standard.

         For the three month periods ended February 28, 1999 and 1998, basic EPS is calculated by dividing net income assigned to common shareholders by the weighted average common shares outstanding. Diluted EPS is calculated by dividing net income assigned to common shareholders before distributions to common stock warrantholders by the weighted average common and common equivalent shares outstanding. During the three month period ended February 28, 1998, common equivalent shares consisted of redeemable common stock warrants with the rights to purchase 153,000 shares of the Company's common stock (see Note 2).

NOTE 4 - CONTINGENCIES


         On February 17, 1999, CRC announced that it had signed a definitive agreement to merge with Jackpot Enterprises, Inc. (NYSE: J), which presently operates one of the largest gaming machine route operations in Nevada aggregating approximately 4,300 gaming machines at approximately 400 locations. Gaming machine route operations include the operation of machines at retail stores (supermarkets, drug stores, merchandise stores, and convenience stores), bars and restaurants. If the merger were consummated, Jackpot Enterprises, Inc., as a successor to CRC, would succeed to CRC's ownership interest of the Company, and responsibility for handling all aspects of the Casino Rouge's management. The merger agreement was terminated April 15, 1999.


         Riverboat gaming licenses in Louisiana are issued for an initial five-year term with annual renewals thereafter. The Company's original five-year gaming license for the Casino Rouge is up for renewal in July 1999. Each of the Company and its officers, directors, managers, principal shareholders and their officers and directors and key gaming employees will be subject to strict scrutiny and full suitability and approval by the Louisiana Board in connection with the Company's renewal application. The factors that the Louisiana Board has stated it will consider, among others, in order to renew the Company's license, include the Company's compliance with all the requirements of the Louisiana Riverboat Economic Development and Gaming Control Act, the approval of various systems and procedures, the demonstration of good character (including an examination of criminal and civil records) and methods of business practice. The Louisiana Board may also seek to impose, as a condition of the license renewal, certain Louisiana, minority and female employment and procurement goals. The Company believes it will be successful in receiving a renewal of its license from the Louisiana Board, but no assurance can be given as to whether or when the license will be extended, or the extent of any restrictions that may be imposed as a condition to the issuance thereof. The loss, suspension or failure to obtain a renewal of such license would have a material adverse effect on the Company.

         The Company is also involved in various legal proceedings, however, in the opinion of management, the resolution of these matters will not have a material effect on the financial statements or the results of operations of the Company.

NOTE 5 - DIVIDENDS

         On April 9, 1999 the Board of Directors declared a dividend of $1.74 per share of common stock. Approximately $1,735,000 will be paid on April 15, 1999 to holders of record on April 9, 1999.

NOTE 6 - INCOME TAXES

         The Company has recorded a provision for income taxes of $508,000 and $285,000 for the three months ended February 28, 1999 and 1998, respectively. The current tax provision is $257,000 and $93,000 for the three months ended February 28, 1999 and 1998, respectively. The provision for deferred income taxes recorded for the three months ended February 28, 1999 and 1998 is $251,000 and $192,000, respectively.

         The provision components discussed above exclude the tax benefit of $1,106,000 derived from the early extinguishment of 1998 Notes discussed in Note 2.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 12.83 of the Louisiana Business Corporation Law authorizes a corporation to indemnify any director, officer, employee or agent of a corporation, if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. To the extent that such person has been successful on the merits or otherwise in defense of any claim, issue or matter therein, he shall be indemnified by the corporation. A corporation may also procure or maintain insurance or other similar arrangement on behalf of any such person.

ITEM 21.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as exhibits to this Registration Statement.



 3.1     Articles of Incorporation of Louisiana Casino Cruises, Inc. (Incorporated by reference to the Annual Report of
         Louisiana Casino Cruises, Inc. for the fiscal year ended November 30, 1998.)
 3.2     Bylaws of Louisiana Casino Cruises, Inc. (Incorporated by reference to the Annual Report of Louisiana Casino
         Cruises, Inc. for the fiscal year ended November 30, 1998.)
 4.1     Indenture, dated as of January 27, 1999, between Louisiana Casino
         Cruises, Inc. and U.S. Bank Trust National Association, as trustee.
         (Incorporated by reference to the Annual Report of Louisiana Casino
         Cruises, Inc. for the fiscal year ended November 30, 1998.)
 4.2     Registration Rights Agreement, dated as of January 27, 1999, by and among Louisiana Casino Cruises, Inc. and
         Jefferies & Company, Inc. (Incorporated by reference to the Annual Report of Louisiana Casino Cruises, Inc. for the
         fiscal year ended November 30, 1998.)
 5.1     Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.*
10.1     Shareholder Agreement, dated October 8, 1993, among Louisiana Casino Cruises, Inc., Jerry L. Bayles, Dan S.
         Meadows, Thomas L. Meehan, Leon R. Tarver II and CSMC- Management Services, Inc., as amended.  (Incorporated by reference to the Registration Statement on Form S-4 of Louisiana Casino Cruises, Inc. (File No. 33-73536).)
10.2     Ground Lease Agreement between Louisiana Casino Cruises, Inc. and Capital Lake Properties, Inc., dated June 16,
         1993, as amended.  (Incorporated by reference to the Registration Statement on Form S-4 of Louisiana Casino Cruises,
         Inc. (File No. 33-73536).)
10.3     Lease Agreement, dated July 29, 1994 between Anvil Realty, Inc. and Louisiana Casino Cruises, Inc.  (Incorporated
         by reference to the Annual Report of Louisiana Casino Cruises, Inc. for the fiscal year ended November 30, 1994.)
10.4     Lease Agreement, dated July 29, 1994, between Anvil Realty, Inc. and  Louisiana Casino Cruises, Inc.  (Incorporated
         by reference to the Annual Report of Louisiana Casino Cruises, Inc. for the fiscal year ended November 30, 1994.)
10.5     Mortgage, Leasehold Mortgage, Assignment of Rents, Fixture Filing, Security Agreement and Financing Statement,
         dated January 27, 1999, by and between  Louisiana Casino Cruises, Inc. and U.S. Bank Trust National Association,
         as Trustee.  (Incorporated by reference to the Annual Report of Louisiana Casino Cruises, Inc. for the fiscal year ended November 30, 1998.)
10.6     First Preferred Ship Mortgage, dated January 27, 1999, by and between  Louisiana Casino Cruises, Inc. and U.S. Bank
         Trust National Association, as Trustee.  (Incorporated by reference to the Annual Report of Louisiana Casino Cruises,
         Inc. for the fiscal year ended November 30, 1998.)
10.7     Security Agreement dated January 27, 1999, by and between  Louisiana Casino Cruises, Inc. and U.S. Bank Trust
         National Association, as Trustee.  (Incorporated by reference to the Annual Report of Louisiana Casino Cruises, Inc.
         for the fiscal year ended November 30, 1998.)
12.1     Statement Regarding Computation of Ratio of Earnings to Fixed Charges.*
23.1     Consent of PricewaterhouseCoopers LLP.
23.2     Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.*
24.1     Power of Attorney.*
25.1     Form T-1 Statement of Eligibility of Trustee.*
99.1     Form of Letter of Transmittal and Notice of Guaranteed Delivery of Notes.*

----------
* Previously filed

ITEM 22.          UNDERTAKINGS.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on May 24, 1999.



                               LOUISIANA CASINO CRUISES, INC.

                               /s/ W. PETER TEMLING
                               -------------------------------------------------
                               W. Peter Temling
                               Chief Financial Officer, Secretary and Treasurer

                                POWER OF ATTORNEY

         The undersigned directors and officers of Louisiana Casinos Cruises, Inc. hereby constitute and appoint Dan S. Meadows and W. Peter Temling and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-4 and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                                   TITLE                                       DATE
---------                                   -----                                       ----

*                                           Chairman of the Board of Directors          May 24, 1999
------------------------------------------
Sherwood M. Weiser

/s/ DAN S. MEADOWS                          President and Vice Chairman of the          May 24, 1999
------------------------------------------  Board of Directors
Dan S. Meadows                              (Principal Executive Officer)

/s/ W. PETER TEMLING                        Chief Financial Officer, Secretary,         May 24, 1999
------------------------------------------  Treasurer and Director (Principal
W. Peter Temling                            Financial Officer and Principal
                                            Accounting Officer)

*                                           Director                                    May 24, 1999
------------------------------------------
Thomas L. Meehan

*                                           Director                                    May 24, 1999
------------------------------------------
Leon R. Tarver II

* By: /s/ W. PETER TEMLING                                                              May 24, 1999
      ------------------------------------
      W. Peter Temling
      Attorney-in-Fact



                                 EXHIBIT INDEX


EXHIBIT                DESCRIPTION
-------                -----------


 23.1          Consent of PricewaterhouseCoopers LLP.